Form 10-K405, Exhibit 13
SWANK INC
filed 1995-03-31
CIK 95779

                                     SWANK
                                 ANNUAL REPORT





                                      1994

                        TO OUR SHAREHOLDERS AND FRIENDS

        I am delighted to report the outstanding results your Company achieved in both net sales and net income for 1994. Tradition would dictate that the President's message should be directed toward the Company's future plans and ambitions; however, before we address those intentions, I feel it is equally important to acknowledge the sacrifices and hard work that have led us to our current level of success. Together, you the shareholders, our employees and my fellow Directors have met the challenges of the past several years. We have overcome a fiercely competitive retail environment during a lingering recessionary climate while managing to pay down the largest long term debt in your Company's history. This is no small accomplishment and I applaud you all.

        I am extremely pleased to report that net sales for the year ended December 31, 1994 increased to $143,496,000 verses net sales of $126,770,000 for the year ended December 31, 1993.

                              [NET SALES CHART]


        I am most pleased to report that our sales increase was achieved across most of our major product lines. Increases of 21%, 15% and 17% were achieved in belts and suspenders, women's jewelry and leather goods, respectively, while men's jewelry remained unchanged and gifts decreased by 11%.

        Net income improved to $5,572,000, or $.34 per share as compared to $3,270,000 or $.19 per share in 1993.
                              [NET INCOME CHART]

        During 1994 long-term debt was reduced by $3,080,000. The remaining $2,920,000 of our debt is scheduled for payment during 1995.

        In the fourth quarter of 1994 we began to ship products marketed under the very popular name GUESS?. These products included men's and women's costume jewelry and men's leather goods. Reception of this new line was better than anticipated and we are extremely optimistic for continued success in 1995.

        As always, I would like to thank my fellow directors, officers and employees for their help and support. A special thanks should also go to our many loyal customers and vendors who, with their support and understanding have contributed greatly to making Swank, Inc. a successful company.


Sincerely yours,




Marshall Tulin,
President

March 16, 1995

FINANCIAL HIGHLIGHTS

For each of the Five Years Ended

December 31

(In thousands, except share data)                           1994          1993          1992          1991           1990
-------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
-------------------------------------------------------------------------------------------------------------------------
Net sales .........................................    $ 143,496     $ 126,770     $ 127,062      $126,421       $136,333

Cost of goods sold ................................       79,122        69,002        68,469        69,997         76,682
-------------------------------------------------------------------------------------------------------------------------
Gross profit ......................................       64,374        57,768        58,593        56,424         59,651

Selling and administrative expenses ...............       58,127        53,120        52,015        51,188         57,363

Restructuring costs  ..............................                                                                 2,461
-------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations .....................        6,247         4,648         6,578         5,236           (173)
-------------------------------------------------------------------------------------------------------------------------
Gain on sale of product line  .....................                                    1,775

Interest charges ..................................        1,717         1,599         2,387         3,190          4,331
-------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and cumulative
  effect of a change in accounting for income taxes        4,530         3,049         5,966         2,046         (4,504)

(Benefit) provision for income taxes  .............       (1,042)          256         1,840           820             40
-------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of a change in
  accounting for income taxes .....................        5,572         2,793         4,126         1,226         (4,544)

Cumulative effect of a change in accounting
  for income taxes ................................                        477
-------------------------------------------------------------------------------------------------------------------------
Net income (loss)  ................................      $ 5,572       $ 3,270       $ 4,126       $ 1,226     $   (4,544)
-------------------------------------------------------------------------------------------------------------------------
Share and per share information:
  Weighted average common shares
     and common share equivalents
     outstanding ..................................   16,206,683    17,258,928    16,874,482    16,327,374     16,268,650

  Income (loss) before cumulative effect of a
     change in accounting for income taxes ........        $ .34         $ .16         $ .24          $.08          $(.28)

  Cumulative effect of a change in accounting
     for income taxes  ............................                        .03
-------------------------------------------------------------------------------------------------------------------------
  Net income (loss) ...............................        $ .34         $ .19         $ .24          $.08          $(.28)
-------------------------------------------------------------------------------------------------------------------------
Additions to property, plant and
     equipment, net ...............................      $ 1,000        $1,439          $669          $673         $1,473

Depreciation ......................................      $ 1,108        $  955          $876          $922         $  999
-------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION (In thousands, except share data)
-------------------------------------------------------------------------------------------------------------------------
Current assets  ...................................      $47,258       $43,273       $36,464       $37,281        $45,205

Current liabilities  ..............................       22,933        20,737        14,772        17,952         21,546

Net working capital  ..............................       24,325        22,536        21,692        19,329         23,659

Property, plant and equipment, net ................        6,587         6,695         6,211         6,418          6,893

Total assets  .....................................       57,458        52,123        45,010        46,836         55,255

Long-term obligations .............................        4,308         6,774         8,952        11,724         17,844

Stockholders' equity  .............................       30,217        24,612        21,286        17,160         15,865

     Per share                                           $  1.86       $  1.43       $  1.26       $  1.05         $  .97
-------------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis
of Results of Operations and Financial Condition

EXPRESSED AS A PERCENTAGE
OF THE TOTAL                                               PERCENTAGE CHANGES
------------------------------------------------------------------------------
 1994   1993   1992                                         1994-93   1993-92
------------------------------------------------------------------------------
                           CONTRIBUTION TO NET SALES
  44%    45%    42%        Men's and Women's Jewelry            12%        5%
   0%     0%     2%        Fragrances -(sold in 1992)            0%     (100%)
   8%    10%    10%        Gifts                               (11%)      (3%)
  48%    45%    46%        Men's Leather Accessories            20%       (1%)
------------------------------------------------------------------------------
 100%   100%   100%        Total Net Sales                      13%  unchanged
------------------------------------------------------------------------------
                           CONTRIBUTION TO GROSS PROFIT
  49%    50%    50%        Men's and Women's Jewelry             9%        0%
   0%     0%     3%        Fragrances -(sold in 1992)            0%     (100%)
   7%     9%     8%        Gifts                               (11%)       4%
  44%    41%    39%        Men's Leather Accessories            20%        3%
------------------------------------------------------------------------------
 100%   100%   100%        Total Gross Profit                   11%       (1%)
------------------------------------------------------------------------------

The table above indicates the contribution to total net sales and total gross profit by major product categories for each of the three years ended December
31. The components of net sales are gross sales and royalty income less cash discounts and customer returns.

RESULTS OF OPERATIONS
     The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the consolidated financial statements and notes thereto.

1994 VS. 1993
     The Company's net sales increased $16,726,000 or 13% in 1994 compared to the prior year.
     Net sales increased primarily from the Company's Men's Leather Accessories lines, $11,558,000 or 20%, and Men's and Women's Jewelry lines, $6,590,000 or 12%. These increases are attributable to overall growth in the Company's established product lines and the successful introduction of the Guess? label in the fall of 1994. Belt sales increased $8,411,000 or 22% due primarily to expanding the Company's lines to incorporate the growing trend towards more "corporate casual wear" while maintaining traditional lines and aggressively servicing the marketplace. Leather goods contributed sales gains of $2,534,000 or 17% due primarily to the improved quality and consistency of the product coupled with our ability to ship goods in a more timely fashion. The Company's Anne Klein and Anne Klein II lines for women's jewelry continue to be successful with increased sales of approximately $2,570,000 or 6%. These increases were offset in part, by sales declines in the Company's gift lines of $1,422,000 or 11%. This decrease resulted from the Company taking a more conservative approach towards this business and placing more emphasis on inventory management.
     Included in the net sales figures noted above were sales from the Company's factory outlets which declined 13% from 1993. Sales declines of 13% and 7% were experienced in same store sales and closed store sales, offset in part by a 7% increase in new store sales. The Company continues to monitor this declining trend and is assessing the profitability of each store location as its lease term expires. Management continues to believe, however, that the factory outlets play a significant role in the Company's overall cash and inventory management strategies.
     Gross profit increased $6,606,000 or 11% primarily as a result of increased sales volume. Gross profit expressed as a percentage of net sales declined less than 1%, from 45.6% to 44.9%. The decrease in margins was caused principally from an unfavorable product mix within women's jewelry and gifts.
     The increase in gross profit was attributable to Men's and Women's Jewelry, $2,514,000 or 9%, and Men's Leather Accessories, $4,670,000 or 20%, offset in part, by declines in the Company's Gift lines of $578,000 or 11%.
     Inventory levels increased $1,132,000 or 5% primarily as a result of adding the new Guess? lines in Men's and Women's Jewelry and Men's Leather Accessories. This increase combined with an effort by the Company to change the timing of production, principally in men's leather accessories, to improve the response to our customer needs, contributed to increased working capital needs during the year. The Company temporarily increased its revolving credit facility by $3 million in September. Cash provided by operations enabled the Company to repay all of its short term borrowings by January 18, 1995. The Company continues to balance the strategy of better responding to our customer needs while maintaining appropriate inventory levels.
     Selling and administrative expenses increased $5,007,000 or 9%, however, when expressed as a percentage of net sales the rate declined from 42% to 41%.
     This was principally the result of increases in in-store markdowns and compensation costs. Increases in in-store markdown expense of $2,380,000 or 71% reflect the intense competition being exhibited at the retail level. In addition, 1993 benefited from favorable adjustments to customer allowances for in-store markdowns of $700,000 as a result of actual activity being lower than anticipated at December 31, 1992. Compensation costs and related fringe benefits contributed an increase of $1,916,000 or 6% relating primarily to higher commission costs associated with the growth in sales, additional personnel required for the new Guess? lines, and general wage increases.
     Interest charges increased $118,000 or 7% primarily as a result of increased short term borrowings combined with a higher monthly average interest rate, offset in part, by reduced long term debt.
     The Company recognized a net benefit of $1,042,000 for income taxes, principally as a result of eliminating the valuation allowance established in 1993 when adopting Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes". Based on the earnings exhibited in 1994 and in recent years, management believes a valuation allowance against its net deferred tax asset is no longer warranted. Accordingly, the Company has eliminated its valuation allowance and recognized the benefit against 1994's tax provision. The net effect of this was to increase net income approximately $2,453,000 in the fourth quarter.

1993 VS. 1992

        The Company's net sales remained relatively unchanged with a decrease of $292,000.
        The net sales decline can be attributable to decreases in the Company's Fragrance line, $2,332,000 or 100%, and Gift lines, $394,000 or 3%. The decline in the Fragrance line was the result of the Company's divestiture of its Royal Copenhagen fragrance line in the second quarter of 1992. These declines along with a decrease of $485,000 or 1% in Men's Leather Accessories contributed to declines that totaled $3,211, 000 or 4%. Offsetting the declines, in part, was the continued growth in the Company's Men's and Women's Jewelry lines of $2,919,000 or 5%.
        Included in the net sales noted above were sales from the Company's factory outlets which were unchanged compared to 1992. This was the net effect of increased sales from seven additional locations offset by comparable store decreases. The decreases are primarily due to increased competition among outlet centers as additional outlet malls are constructed. To combat the competition, the Company is improving its point of sales information to allow quicker response to consumer trends and continues to assess each of its locations for profitability.
        The gross profit declined $825,000 or 1%, however, gross profit expressed as a percentage of net sales declined from 46.1% to 45.6%. The decrease in margin was caused principally from an unfavorable product mix within Women's jewelry.

        The decrease in gross profit was primarily attributable to decreases in the Fragrance line, $1,576,000 or 100%, and Men's and Women's jewelry, $9,000 or less than 1%. These decreases were offset in part by increases in Men's Leather Accessories, $582,000 or 3%, and the Gift lines, $178,000 or 4%.

        Inventory levels increased $3,033,000 or 14%. This increase was primarily due to an unusually high level of season-end cancellations caused by a change in the major retailers' buying patterns during the latter half of 1993. This timing change led to an increase in inventory commitments during the fourth quarter and also contributed to a temporary rise in the Company's accounts receivable and short term debt balances. Sales orders were received much later in the season than past years as a result of conservative inventory planning at the department store level and an increase in electronically-generated orders. The Company believes these trends will continue and is actively reviewing its order processing and shipping procedures to better respond to customer needs while minimizing inventory levels.

        Selling and Administrative expenses increased in 1993 by $690,000 or 1%. This change was primarily attributable to increases in advertising and promotion of the Company's Women's Jewelry line of $771,000 or 26%, occupancy costs associated with operating seven additional factory outlets of $334,000 or 18%, and compensation costs of $1,150,000 or 4%. These increases were offset in part by declines in selling costs associated with the Royal Copenhagen fragrance line of $1,053,000 or 100% and favorable adjustments of customer allowances for in-store markdowns of $700,000, based on activity in 1993 being lower than anticipated at December 31, 1992. Early retail market review of 1992 holiday sales resulted in concern over customer acceptance of the Company's Gift lines. As a result, a program of in-store markdowns was offered to customers in an attempt to minimize returns by increasing sales to consumers. A reserve of $1,600,000 was provided for this program in 1992. Aggregate claims ultimately processed in 1993 were $900,000.

        Interest charges decreased by $788,000 or 33% as a result of reduced long-term debt and current borrowings combined with a reduction of interest related to deferred compensation.

        The effective tax rate of 8% was below the statutory rate of 34% principally as a result of being able to recognize a higher asset under Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes" which was adopted January 1, 1993. The Company reported a cumulative effect of the change in the method in accounting for income taxes of $477,000 or $.03 per share. The Company has not restated prior years' financial statements to apply the provisions of SFAS 109.

PROMOTIONAL EXPENSES
        Substantial expenditures for advertising and promotion are considered necessary to enhance the Company's business. The table below indicates the various promotional expenses incurred by the Company. The increase in promotional expense primarily is the result of increases in the in-store markdowns described above combined with the cost of starting the new Guess? product lines.

------------------------------------------------------------------------------
                                              1994      1993       1992
------------------------------------------------------------------------------
In-store markdowns .....................     $5,741    $3,361    $4,471
Co-op advertising  .....................      1,314     1,002     1,230
Displays  ..............................      1,124     1,246       995
National advertising & other ...........      1,849     1,485     1,981
                                             ------     -----     -----
                                            $10,028    $7,094    $8,677
Percentage of net sales ................       7.0%      5.6%      6.8%
------------------------------------------------------------------------------

INTEREST CHARGES
     The average monthly amount of short-term borrowings and related interest rates were $12,971,000, 9.43% in 1994; $6,214,000, 8.00% in 1993;
$6,793,000, 8.15% in 1992.
     The increased short term borrowings were a result of building inventory for the new Guess? lines and changing the timing of production in Men's Leather Accessories.

CURRENT LIQUIDITY
     Working capital increased by $1,789,000 in 1994.
     The Company has maintained lines of credit with banks to provide sufficient working capital during the year. On September 13,1994, the Company temporarily increased its existing $21,000,000 revolving credit facility (see footnote C) to $24,000,000 for the period ending December 31, 1994, at which point the facility again became $21,000,000. The revolving credit facility, which includes a $7,000,000 letter of credit facility, will be available to the Company through December 31, 1995. The Company believes this facility will be adequate to meet its seasonal working capital requirements through 1995. The Company's short-term bank borrowings are at peak during the months of August through November.

LONG-TERM LIQUIDITY AND CAPITAL RESOURCES
     As is customary in the fashion accessories industry, substantial percentages of the Company's sales and earning occur in the months of September, October and November, during which the Company makes significant shipments of its products to retailers for sale during the holiday season. As a result, receivables increase during the year and peak during the fourth quarter. The Company builds its inventory during the first three quarters of the year to respond to the holiday season. Cash required is provided by a revolving credit facility. Outstanding balances for this credit facility are required to be paid in full for a 30 day period, during the first six months of each year. Cash generated from operations is used to pay down the credit facility during the months of December and January.

        Cash provided by operations totalled $1,642,000 consisting primarily of $5,572,000 of net income offset by increases in accounts receivable, inventory and deferred taxes. Cash used in financing totalled $1,547,000, consisting primarily from payments of long-term debt offset by increased short-term borrowings. Cash used in investing activities was $877,000 for replacement of used machinery and equipment.

        Accounts receivable increased primarily as a result of increased sales in the fourth quarter offset in part by increases in allowances. The increase in allowances reflects the increase in sales volume.

        In 1992 the Company refinanced all existing long-term debt with proceeds of a $9,000,000 bank term loan (see footnote E). The loan bears interest at the prime rate plus 2% and is collateralized by all of the Company's assets. Cash provided from operating activities and the sale of certain operations have provided funds for the reduction of long term debt to $2,920,000 at February 14, 1995.

        The terms of the agreement, as amended, require the Company to maintain certain financial ratios and minimum amounts of tangible net worth. The agreement also limits capital expenditures, prohibits additional indebtedness over specified amounts and contains other covenants normally associated with such agreements.

        Pursuant to the Company's credit agreement, as amended, certain financial ratios are required to be met. These include leverage and current ratios of 1.25 to 1 and 1.85 to 1, respectively. As of December 31, 1994 the actual leverage and current ratios were .90 to 1 and 2.06 to 1, respectively. The Company was in compliance with these ratios at December 31, 1994.

        At December 31, 1994 the Company was not in compliance with a covenant contained in the Company's Credit Agreement dated as of December, 22, 1992, as amended with respect to the results of operations, which was $1,206,000 below the loss before taxes for the month of December 1994, permitted under the agreement. The Banks have agreed to waive the aforementioned default. The Banks have also agreed to waive monthly earnings and sales covenants for the first quarter of 1995 in anticipation of a new revolving loan agreement to be effective during the second quarter of 1995. The Company has not paid dividends since 1986 and no dividends were paid during 1994. However, $400,000 of consolidated retained earnings were not restricted as to the payment of dividends.

ENVIRONMENTAL MATTERS
        Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the Company's commitment to a formal plan of action. The liabilities for costs associated with environmental sites (described in footnote I) recorded in Other Liabilities at December 31, 1994 and 1993 were $991,000 and $850,000, respectively.

CAPITAL EXPENDITURES

        There are no material commitments for capital expenditures. The Company is continuing the policy of replacing aging machinery and equipment to obtain operating efficiencies. Internally generated working capital is anticipated to provide the funding required.

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of Swank, Inc.
Attleboro, Massachusetts

        We have audited the accompanying consolidated balance sheets of Swank, Inc. as of December 31, 1994 and 1993, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Swank, Inc. as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Boston, Massachusetts
February 24, 1995, except as to the information presented in Note E, for which the date is March 9, 1995


                                                       Coopers & Lybrand L.L.P.

CONSOLIDATED BALANCE SHEETS OF DECEMBER 31
(Dollars in thousands)

ASSETS                                                                      1994      1993
------------------------------------------------------------------------------------------
Current:
  Cash and cash equivalents ....................................         $ 2,153   $ 2,935
  Accounts receivable, less allowances of $9,484 and $8,619 ....          13,874    11,931
  Inventories:
     Raw materials  ............................................           4,295     4,129
     Work in process  ..........................................           7,987     6,450
     Finished goods   ..........................................          13,867    14,438
------------------------------------------------------------------------------------------
                                                                          26,149    25,017
  Deferred income taxes ........................................           4,105     2,048
  Prepaid and other ............................................             977     1,342
------------------------------------------------------------------------------------------
     Total current assets ......................................          47,258    43,273

Property, plant and equipment, at cost:
  Land and buildings  ..........................................           7,269     7,269
  Machinery and equipment  .....................................          13,956    13,510
  Improvements to leased premises ..............................             839       854
------------------------------------------------------------------------------------------
                                                                          22,064    21,633
  Less accumulated depreciation and amortization ...............          15,477    14,938
------------------------------------------------------------------------------------------
                                                                           6,587     6,695

Deferred income taxes ..........................................             834
Other assets   .................................................           2,779     2,155
------------------------------------------------------------------------------------------
TOTAL ASSETS  ..................................................         $57,458   $52,123
------------------------------------------------------------------------------------------
LIABILITIES
------------------------------------------------------------------------------------------
Current:
  Notes payable to banks  ......................................         $ 5,000   $ 3,500
  Current portion of long-term debt  ...........................           2,920     3,000
  Accounts payable  ............................................           3,665     4,717
  Accrued employee compensation  ...............................           3,010     2,701
  Income taxes payable .........................................           1,826       579
  Other liabilities ............................................           6,512     6,240
------------------------------------------------------------------------------------------
     Total current liabilities .................................          22,933    20,737
Long-term obligations ..........................................           4,308     6,774
------------------------------------------------------------------------------------------
TOTAL LIABILITIES ..............................................         $27,241   $27,511
------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTE I)

STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------
Preferred stock, par value $1.00:
  Authorized 1,000,000 shares
Common stock, par value $.10:
  Authorized 66,000,000 shares:
     issued 16,804,155 and 16,769,155 shares ...................           1,680     1,677
Capital in excess of par value .................................             825       795
Retained earnings  .............................................          28,421    22,849
------------------------------------------------------------------------------------------
                                                                          30,926    25,321
Less:
  Treasury stock at cost, 333,519 shares  ......................             709       709
------------------------------------------------------------------------------------------
     Total stockholders' equity  ...............................          30,217    24,612
------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .....................         $57,458   $52,123
------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For Each of the Three Years Ended
December 31

(In thousands, except share data)                                      1994            1993           1992
----------------------------------------------------------------------------------------------------------
Net sales ....................................................     $143,496        $126,770       $127,062
Cost of goods sold  ..........................................       79,122          69,002         68,469
----------------------------------------------------------------------------------------------------------
Gross profit  ................................................       64,374          57,768         58,593
Selling and administrative expenses ..........................       58,127          53,120         52,015
----------------------------------------------------------------------------------------------------------
Income from operations .......................................        6,247           4,648          6,578
----------------------------------------------------------------------------------------------------------
Gain on sale of product line .................................                                       1,775
Interest charges .............................................        1,717           1,599          2,387
----------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of a
  change in accounting for income taxes ......................        4,530           3,049          5,966
(Benefit) provision for income taxes  ........................       (1,042)             256          1,840
----------------------------------------------------------------------------------------------------------
Income before cumulative effect of a change in
  accounting for income taxes ................................        5,572           2,793          4,126
Cumulative effect of a change in accounting
  for income taxes ...........................................                          477
----------------------------------------------------------------------------------------------------------
Net income ...................................................       $5,572          $3,270         $4,126
----------------------------------------------------------------------------------------------------------
Income per share before cumulative effect of a change in
  accounting for income taxes  ...............................         $.34            $.16           $.24
Cumulative effect per share of a change in accounting
  for income taxes ...........................................                          .03
----------------------------------------------------------------------------------------------------------
Net income per share .........................................         $.34            $.19           $.24
----------------------------------------------------------------------------------------------------------
Weighted average common shares and common share
     equivalents outstanding .................................   16,206,683      17,258,928     16,874,482
----------------------------------------------------------------------------------------------------------




CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Each of the Three Years                                                             TREASURY STOCK
Ended December 31,                              COMMON       CAPITAL IN                 --------------
1994, 1993 and 1992                         STOCK, PAR       EXCESS OF     RETAINED     NUMBER
(Dollars in thousands)                      VALUE $.10       PAR VALUE     EARNINGS     OF SHARES   AMOUNT
----------------------------------------------------------------------------------------------------------
Balance, December 31, 1991                   $1,671             $745         $15,453     333,519      $709
Net income                                                                     4,126
----------------------------------------------------------------------------------------------------------
Balance, December 31, 1992                    1,671              745          19,579     333,519       709
Exercise of employees'
    stock options                                 6               50
Net income                                                                     3,270
----------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                    1,677              795          22,849     333,519       709
Exercise of employees'
    stock options                                 3               30
Net income                                                                     5,572
----------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                   $1,680             $825         $28,421     333,519      $709
----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Each of the Three Years Ended December 31 (In thousands)                     1994          1993          1992
-----------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:

Net income  ..............................................................    $5,572         $3,270        $4,126

  Adjustments to reconcile net income to net cash provided by (used in) operations:

     Cumulative effect of an accounting change ...........................                     (477)

     Gain on sale of product line ........................................                                 (1,775)

     Depreciation  .......................................................     1,108            955           876

     Loan forgiveness in lieu of contribution to employees'
          stock ownership trust ..........................................       519            469           969

     Increase (decrease) in accounts receivable allowances ...............       865         (2,273)        1,022

     Increase in deferred taxes ..........................................    (2,891)          (337)

     Increase in postretirement benefits .................................       260            436

  Change in assets and liabilities:

        (Increase) decrease in accounts receivable .......................    (2,808)        (3,217)        1,349

        (Increase) in inventory ..........................................    (1,132)        (3,033)       (2,920)

        (Increase) decrease in prepaid and other .........................      (778)           192          (712)

        Increase (decrease) in accounts payable and accrued other ........       927          2,851           548
-----------------------------------------------------------------------------------------------------------------
          Net cash provided by (used in) operations ......................     1,642         (1,164)        3,483
-----------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES:

  Net capital expenditures ...............................................      (877)        (1,439)         (669)

  Net proceeds from sale of division .....................................                                  2,891
-----------------------------------------------------------------------------------------------------------------
          Net cash (used in) provided by investing activities  ...........      (877)        (1,439)        2,222
-----------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES:

  Borrowings under revolving credit agreements ...........................    34,850         25,400        29,000

  Payments of revolving credit agreements  ...............................   (33,350)       (21,900)      (29,000)

  Principal payments on long-term obligations  ...........................    (3,080)        (3,000)       (6,500)

  Proceeds from exercise of employees' stock options  ....................        33             56
-----------------------------------------------------------------------------------------------------------------
          Net cash (used in) provided by financing activities ............    (1,547)           556        (6,500)
-----------------------------------------------------------------------------------------------------------------
Net decrease in cash and equivalents .....................................      (782)        (2,047)         (795)

Cash and cash equivalents at beginning of year  ..........................     2,935          4,982         5,777
-----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year .................................    $2,153         $2,935        $4,982
-----------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:

  Cash paid during the year for:

     Interest ............................................................    $1,714         $1,599        $2,659

     Income taxes  .......................................................      $765         $1,765          $305

     Capital lease obligation incurred  ..................................      $123
-----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  THE COMPANY
     The Company is engaged in the manufacture, sale and distribution of men's jewelry, belts, leather accessories, gifts, suspenders and women's jewelry. Its products are sold through department and specialty stores as well as factory outlet stores operated by the Company.
B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
        The Consolidated Financial Statements include the accounts of Swank and a wholly owned foreign sales corporation. All significant intercompany accounts and profits have been eliminated.
REVENUE RECOGNITION
        Net sales are comprised of gross sales and royalty income less cash discounts and customer returns. Sales are recorded upon shipment and royalty income is accrued based on contract minimums. Cash discounts and returns are accrued based upon experience.

ALLOWANCES FOR ACCOUNTS RECEIVABLE
        The Company's allowances for receivables are comprised of cash discounts, doubful accounts, in-store markdowns, cooperative advertising and gross profit on returns. Cash discounts are reflected as a reduction of sales. Provisions for doubtful accounts, in-store markdowns and cooperative advertising are reflected in selling and administrative expenses. The reserve for gross profit on returns results from the reversal of sales for estimated returns. These reserve balances are at their highest level on December 31. Reductions of these reserves occur principally in the first and second quarters when the reserve balances are adjusted to reflect actual charges as processed.

CASH EQUIVALENTS
        For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES
        Inventories are stated at the lower of cost (principally average cost which approximates FIFO) or market.
        In connection with the purchase of gold for manufacturing requirements, the Company enters into commodity forward contracts to reduce the risk of future price fluctuations. These contracts are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of the product cost. At December 31, 1994, the Company had entered into gold contracts to hedge purchases through 1995 of approximately $360,000.

PROPERTY, PLANT AND EQUIPMENT
        Property, plant and equipment are stated at cost. The Company provides for depreciation of plant and equipment by charges against income which are sufficient to write off the cost of the assets on a straight-line or double declining-balance basis over estimated useful lives of 10-45 years for building and improvements and 3-12 years for machinery and equipment.

        Improvements to leased premises are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease.

        Expenditures for maintenance and repairs and minor renewals are charged to expense; betterments and major renewals are capitalized. Upon disposition, cost and related accumulated depreciation are removed from the accounts with any related gain or loss reflected in results of operations.
INCOME TAXES
        The Company utilizes the liability method of accounting for income taxes as set forth in FAS 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are recorded when it is more likely than not that such tax benefits will be realized.
ENVIRONMENTAL COSTS
        Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the Company's commitment to a formal plan of action.
CONCENTRATIONS OF CREDIT RISK
        The Company sells products primarily to major retailers within the United States. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Any such losses have been within management expectations.

        The Company does not believe that it is dependent upon any single customer. Sales to the Company's largest customer amounted to approximately 10.6%, 10.8% and 12.2% of consolidated net revenues during 1994, 1993 and 1992, respectively.
RECLASSIFICATIONS
        Certain reclassifications have been made in the prior years' consolidated financial statements to conform with the current year's presentation. Accrued selling expenses, consisting of in-store markdowns and cooperative advertising, have been reclassified as accounts receivable allowances. Equal amounts related to sales returns have been reclassified between sales and cost of goods sold.
C.    SHORT - TERM BORROWINGS
        Data on short-term borrowing arrangements are  as follows (in thousands):
------------------------------------------------------------------------------

                                                  1994        1993        1992
------------------------------------------------------------------------------
At December 31:
  Total lines  ..........................      $21,000     $21,000     $21,000
  Weighted average interest rate ........       10.50%       8.00%       8.00%
For the year:
  Monthly average borrowing
     outstanding ........................      $12,971      $6,214      $6,793
  Maximum borrowing outstanding
     at any month end ...................      $22,250     $12,500     $14,500
  Monthly interest rate
     (weighted average) .................        9.43%       8.00%       8.15%
Balance at December 31  .................       $5,000      $3,500          $0
------------------------------------------------------------------------------

The average amounts outstanding and weighted average interest rates during each year are based on average monthly balances outstanding. The Company has a revolving credit agreement, bearing interest at the prime rate plus 2%, to finance seasonal working capital needs. On September 13, 1994, the Company temporarily increased its existing $21,000,000 revolving credit facility to $24,000,000 until December 31, 1994, at which point the facility became $21,000,000. The revolving credit facility, which includes a $7,000,000 letter of credit facility, will be available to the Company through December 31, 1995. The maximum amount available is determined under a formula based on eligible accounts receivable and inventory. The Company is required to pay on a quarterly basis a commitment fee of one-half of one percent on the unused portion of the revolving credit facility. Borrowings under the agreement are collateralized by all of the Company's assets and are subject to the covenants described in Note E.

D. INCOME TAXES
       Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As permitted under the new rule, prior years' financial statements have not been restated. In 1993, the Company recognized a cumulative effect from this adoption of $477,000 and in addition, the impact in that year was an increase of $467,000.

                                                 LIABILITY  LIABILITY  DEFERRED
(Benefit) provision for income taxes:               METHOD     METHOD    METHOD
--------------------------------------------------------------------------------
in thousands                                          1994       1993      1992
--------------------------------------------------------------------------------
Current payable:
  Federal.......................................   $ 1,494     $  457    $1,486
  State.........................................       329        114       442
  Foreign sales corporation.....................        26         22        29
--------------------------------------------------------------------------------
                                                     1,849        593     1,957
--------------------------------------------------------------------------------
Deferred:
  Federal.......................................    (2,252)      (318)      (82)
  State.........................................      (639)       (19)      (35)
--------------------------------------------------------------------------------
                                                    (2,891)      (337)     (117)
--------------------------------------------------------------------------------
                                                   $(1,042)    $  256    $1,840
--------------------------------------------------------------------------------

                                                 LIABILITY  LIABILITY  DEFERRED
Provision for deferred taxes:                       METHOD     METHOD    METHOD
--------------------------------------------------------------------------------
  in thousands                                        1994       1993      1992
--------------------------------------------------------------------------------
Accounts receivable reserves....................   $   147     $  895    $ (128)
Inventory capitalization under Sec263A..........       (11)        46      (153)
Deferred compensation...........................        63       (116)     (276)
Accrual for environmental costs.................       (37)       (98)
Inventory reserves..............................                  687      (687)
Capital loss....................................       606                  567
Workman's compensation..........................      (157)
Warrant interest................................        96       (166)
State income taxes..............................                            (23)
Contribution carry forwards.....................                            164
Other items ....................................       (46)      (237)      249
Bonus...........................................                            170
Postretirement benefits other...................       (14)      (260)
Valuation allowance.............................    (3,538)    (1,088)
--------------------------------------------------------------------------------
                                                   $(2,891)    $ (337)   $ (117)
--------------------------------------------------------------------------------

                                                 LIABILITY  LIABILITY  DEFERRED
Effective income tax rate:                          METHOD     METHOD    METHOD
--------------------------------------------------------------------------------
                                                      1994       1993      1992
--------------------------------------------------------------------------------
Statutory income tax rate.......................      34.0%      34.0%     34.0%
State income taxes, net of
  federal tax benefit...........................       4.8        2.5       4.5
Federal tax credits.............................                           (5.7)
Life insurance..................................      (6.8)     (14.5)     (5.4)
Valuation allowance, net of
  expired benefits..............................     (54.2)     (16.4)
Other items, net................................       (.8)       2.8       3.4
--------------------------------------------------------------------------------
                                                     (23.0%)      8.4%     30.8%
--------------------------------------------------------------------------------

       The components of the net deferred tax asset at December 31, 1994, December 31, 1993 and January 1, 1993, after adjustment for cumulative change in accounting method, are as follows:

--------------------------------------------------------------------------------
                                                  DECEMBER   DECEMBER   JANUARY
in thousands                                      31, 1994   31, 1993   1, 1993
--------------------------------------------------------------------------------
Deferred tax asset
  Accounts receivable reserves..................    $2,484     $2,631    $3,525
  Deferred compensation.........................     1,380      1,443     1,327
  Inventory capitalization
    under 263A..................................       481        470       516
  Accrual for environmental costs...............       390        353       255
  Warrant interest..............................        70        166         0
  Postretirement benefits.......................       274        260         0
  Inventory reserves............................         0          0       687
  Capital loss carryforward.....................         0        606       606
  Workman's compensation........................       157          0         0
  Other.........................................       380        337       106
                                                    ------     ------    ------
  Gross deferred asset..........................     5,616      6,266     7,022
  Valuation allowance...........................         0     (3,538)   (4,626)
                                                    ------     ------    ------
                                                     5,616      2,728     2,396

Deferred tax liabilities
  Depreciation..................................      (677)      (680)     (684)
                                                    ------     ------    ------
Net deferred tax asset..........................    $4,939     $2,048    $1,712
--------------------------------------------------------------------------------

       Based on the earnings exhibited in 1994 and in recent years, management believes that a valuation allowance is no longer warranted against its deferred tax asset. Accordingly, the Company has recognized the reduction of this allowance against its 1994 tax provision.

E. LONG-TERM OBLIGATIONS
       Long-term obligations, excluding current portion, at December 31, 1994 and 1993 consisted of the following (in thousands):

--------------------------------------------------------------------------------
                                                                 1994      1993
--------------------------------------------------------------------------------
1987 deferred compensation plan (1)..........................   $2,777    $2,948
1993 deferred compensation plan (1)..........................      835       383
Supplemental death benefits..................................      264       287
Postretirement benefits other than pensions (1)..............      330       156
Long term portion of capital lease...........................      102
Long-term debt payable:
        1995 ................................................              3,000
--------------------------------------------------------------------------------
                                                                $4,308    $6,774
--------------------------------------------------------------------------------

(1) See Note F


       In 1992 the Company refinanced all existing long-term debt with the proceeds of a $9,000,000 bank term loan. The loan bears interest at the prime rate, 8.5% at December 31, 1994, plus 2% and is collateralized by all of the Company's assets.
       The Company's debt agreement limits the payment of dividends and requires the Company to maintain certain financial ratios and minimum amounts of tangible net worth. The agreement also limits capital expenditures, prohibits additional indebtedness over specified amounts and contains other covenants normally associated with such agreements. Included as part of the required financial ratios are leverage and current ratios of 1.25 to 1 and
1.85 to 1, respectively. As of December 31, 1994 the actual leverage and current ratios were .90 to 1 and 2.06 to 1, respectively. The Company was in compliance with these ratios at December 31, 1994.
       At December 31, 1994 the Company was not in compliance with a covenant contained in the Company's Credit Agreement dated as of December, 22, 1992, as amended with respect to the results of operations, which was $1,206,000 below the loss before taxes for the month of December 1994, permitted under the agreement. The Banks have agreed to waive the aforementioned default. The Banks have also agreed to waive monthly earnings and sales covenants for the first quarter of 1995 in anticipation of a new revolving loan agreement to be effective during the second quarter of 1995. The Company has not paid dividends since 1986 and no dividends were paid during 1994. However, $400,000 of consolidated retained earnings were not restricted as to the payment of dividends.

F.  EMPLOYEE BENEFITS AND BONUS PLANS
       Effective January 1, 1994 the Company established The New Swank Inc. Retirement Plan (the "Plan") which consolidated the Employees' Stock Ownership Plans and the Savings Plan. This new consolidated plan incorporates the characteristics of the three separate plans and reflects the Company's continued desire to provide added incentives and enable employees to acquire shares of the Company's Common Stock. The cost of the Plan has been borne by the Company through contributions in amounts determined by the Board of Directors. Shares of Common Stock acquired by the Plan are allocated to each participating employee and are vested on a prescribed schedule.
       As part of The New Swank Inc. Retirement Plan, the Company will continue to maintain a Savings (401(k)) Plan covering substantially all full time employees that allows employer cash contributions of a discretionary nature and employee contributions resulting from their election to reduce taxable compensation.

       The Company has made contributions to its retirement plans as follows (in thousands):

--------------------------------------------------------------------------------
Plan Description                                     1994       1993       1992
--------------------------------------------------------------------------------
Employee stock ownership plans.................                $  419    $1,181
Savings Plan...................................                 1,008       345
The New Swank Inc.
  Retirement Plan..............................    $1,463           0         0
--------------------------------------------------------------------------------
                                                   $1,463      $1,427    $1,526
--------------------------------------------------------------------------------

       At December 31, 1994 The Swank Inc. Retirement Plan held a total of 11,246,560 shares of the Company's outstanding stock. At December 31, 1994 the Plan had no loans outstanding. Interest bearing loans (8% per annum) from the previous plans were $519,000 and $988,000 in 1993 and 1992, respectively. These loans were collateralized by the unallocated shares of the plans.
       The Company provides postretirement life insurance, supplemental pension and medical benefits for certain groups of retired employees. The post retirement medical plan is contributory, with contributions adjusted annually; the death benefit is noncontributory. In 1993, the Company adopted FASB Statement No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions". FAS 106 has no effect on cash flow but changes the method of accounting for other postretirement benefits by requiring that the cost be accrued by the date employees become eligible for the benefits. In accordance with the FAS 106, the Company has elected to amortize the transaction obligation for all plan participants on a straight-line basis over a 20 year period.
      The following table sets forth the plans' funded status reconciled with the amount shown in the Company's statement of financial position at December 31 (in thousands):

--------------------------------------------------------------------------------
                                                                 1994      1993
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                    ($2,477)  ($2,471)
  Fully eligible plan participants                             (1,085)     (296)
  Other plan actives                                           (1,223)     (702)
                                                               ------    ------
                                                              ($4,785)  ($3,469)
Plan assets at fair value                                           0         0
Accumulated postretirement benefit obligation
  in excess of plan assets                                    ($4,785)  ($3,469)
Unrecognized net loss from past experience
  different from that assumed and from
  changes in assumptions                                        1,216         0
Prior service cost not yet recognized in net
  periodic postretirement benefit cost                              0         0
Unrecognized transition obligation                              2,873     3,033
                                                                -----     -----
Accrued postretirement benefit cost(1)                          ($696)    ($436)
--------------------------------------------------------------------------------

(1) Amounts totalling $366,000 and $280,000 have been included in other current liabilities as of December 31, 1994 and 1993, respectively. The balance has been included in long-term obligations.


Net periodic postretirement benefit cost for 1994 and 1993 included the following components (in thousands):

--------------------------------------------------------------------------------
                                                              1994         1993
--------------------------------------------------------------------------------
Service cost-benefits attributed to service
  during the period                                           $ 63         $ 63
Interest cost on accumulated postretirement
  benefit obligation                                           342          238
Amortization of transition obligation                          160          160
Amortization of actuarial loss                                  64            0
Net periodic postretirement benefit cost
  included in selling and administrative                      $629         $461
--------------------------------------------------------------------------------

       For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994; the rate was assumed to decrease gradually to 5.5% for 1998 and remain at that level thereafter. The effect of increasing the assumed health care cost trend rate by 1 percentage point in each year would not significantly increase the accumulated postretirement benefit obligation as of December 31, 1994 or the net periodic postretirement benefit cost for the year then ended. Life insurance contracts have been purchased on the lives of certain employees in order to fund the postretirement death benefits. The net cost included in selling and administrative expenses was $103,000, $189,000 and $232,000 in 1994, 1993 and 1992, respectively. The weighted-average discount rate used in determining the accumulated postretirement obligation was 7.5%.
       In 1987 the Company adopted a deferred compensation plan for certain key executives that provides for payments upon retirement, death or other termination of employment. Amounts payable to participants of this plan aggregated $3,275,000, $3,322,000 and $2,899,000 at December 31, 1994, 1993 and
1992 respectively, of which $498,000 and $374,000 have been classified in other current liabilities in 1994 and 1993, respectively. The balance of the liability has been included in long term obligations in 1994, 1993 and 1992, respectively. Life insurance contracts have been purchased on the lives of the plan participants and certain other employees in order to fund the benefits.
       In 1993 the Company established an additional deferred compensation plan for certain key executives that provides for payments upon retirement, death or termination of employment. Amounts payable to participants of this plan aggregated $835,000 and $383,000 at December 31, 1994 and 1993, respectively and are included in long-term obligations. Variable annuity life insurance contracts have been purchased on the lives of the plan participants and certain other employees in order to fund the benefit obligations.
       The net charges related to these plans are included in selling and administrative expense and interest expense, as appropriate, and aggregated $1,278,000, $1,205,000 and $1,573,000 in 1994, 1993 and 1992,
respectively.
       The Company has corporate owned life insurance policies on current and former salaried employees. It is expected that the net proceeds from death benefits will provide the necessary monies to fund future payments to participants of the deferred compensation plans and postretirement death benefits to beneficiaries of salaried employees who reach age sixty with ten years of service. The benefits under each plan are paid directly by the Company and are indirectly funded by life insurance. The Company is the owner and sole beneficiary of the policies and, as such, is able to use loans against the policy cash values to pay part or all of the annual premiums.
       Other assets include cash surrender value of insurance policies, net of loans. The aggregate cash surrender value of these policies was $23,240,000, $20,176,000 and $20,022,000, offset by policy loans aggregating $20,210,000,
$18,407,000 and $18,503,000 in 1994, 1993 and 1992, respectively. The Company has no intention to repay these loans and expects that they will be liquidated from future life insurance proceeds. Interest on policy loans amounted to $1,621,000, $1,717,000 and $1,765,000 in 1994, 1993 and 1992, respectively and is included in the net costs of each plan described above. The weighted average interest rate was 9.4%, 8.6% and 9.5% at December 31, 1994, 1993 and 1992, respectively.

G.  STOCK OPTIONS
       Under the Company's Stock Option Plans, options may be granted to key employees to purchase shares of Common Stock at the market value on the date of grant. Options to purchase shares of Common Stock were granted under these Plans and are exercisable beginning one year after the date of grant and continuing for an additional nine years.
       During 1994 the Company established an additional Stock Option Plan. Options may be granted to Directors to purchase 150,000 shares of Common Stock at market value on the date of grant. Options to purchase 15,000 shares of Common Stock were granted under this plan and are immediately exercisable and continuing for an additional five years. At December 31, 1994, 1,776,615 shares of Common Stock were reserved for future grants under these Plans.
       The following table summarizes stock option activity for the years
1992 through 1994 (see Note H):

--------------------------------------------------------------------------------
                                         Option Shares              Option Price
--------------------------------------------------------------------------------
Outstanding at December 31, 1991             2,639,394          $ .94  to  $1.38
  Expired                                       10,200                       .94

Outstanding at December 31, 1992             2,629,194          $ .94  to  $1.38
  Exercised                                    124,265            .94  to   1.16
  Expired                                      168,875            .94  to   1.38

Outstanding at December 31, 1993             2,336,054          $ .94  to  $1.17
  Exercised                                     35,000                       .94
  Expired                                       26,447            .94  to   1.16
  Granted                                       15,000                     $1.16
Outstanding at December 31, 1994             2,289,607           $.94  to  $1.17
--------------------------------------------------------------------------------

       At December 31, 1994 options for 2,289,607 shares of Common Stock are currently exercisable under the Plans at an aggregate option price of approximately $2,438,000. Options expire at various dates through 2002.
H.  CAPITAL
       The following table reconciles the total outstanding common shares disclosed on the consolidated balance sheets with total weighted average common shares and common share equivalents used in computing primary earnings per share:

--------------------------------------------------------------------------------
                                                Year Ended December 31,
                                                 1994         1993         1992
--------------------------------------------------------------------------------
Common shares outstanding ............     16,470,636   16,435,636   16,378,028
Effect of using weighted
  average common and
  common equivalent
  shares outstanding..................        274,174      823,292      496,454
Effect of excluding unallocated
  shares held in ESOP.................       (538,127)
Shares used in computing
  primary earnings
  per share...........................     16,206,683   17,258,928   16,874,482
--------------------------------------------------------------------------------

       The difference between shares for primary and fully diluted earnings per share was not significant in any year. Effective January 1, 1994 the Company adopted Statement of Position (SOP) 93-6 "Employers' Accounting for Employee Stock Ownership Plans" and, accordingly, has reflected the unallocated ESOP shares maintained in the Company's Plan (described in Note F) as a reduction of outstanding shares for earnings per share purposes until such shares were committed to be allocated. At December 31, 1994 the Company has no unallocated shares remaining in its Plan.

I.  COMMITMENTS AND CONTINGENCIES
       Warrants to purchase shares of the Company's common stock were issued in 1991 by the Company to its bank lenders in connection with an increase in the aggregate amount available to the Company under its revolving credit agreement.
       Put and call rights are applicable to the warrants and the shares of common stock issuable to the warrants and became exercisable on February 1, 1994. The warrants expire on January 31, 2001. The purchase price of the warrants and shares issuable upon exercise of the warrants is determined in accordance with a formula based on the market price of the Company's common stock. However, the agreement under which the warrants were issued provides for an aggregate minimum and maximum cost to the Company. At December 31, 1994, the formula resulted in a purchase price applicable to the put which was below the minimum price of $.444 per warrant and $1.144 per share (taking into account the $.70 per share exercise price). The Company may call the warrants or, if exercised, the related shares, only upon full repayment of the bank debt. At December 31, 1994, the maximum call price was $443,356 ($1.111 per warrant). In the event of exercise of the warrant, the maximum call price per share is increased by the $.70 per share exercise price. As of December 31, 1994 the calculated liability that exists is $177,000, which is included in other liabilities. The maximum additional expense under this formula is $266,000.
       The Company leases certain of its manufacturing, warehousing and sales facilities, automobiles and equipment under noncancelable long-term operating leases. Certain of the leases provide renewal options ranging from one to ten years and escalation clauses covering increases in various costs. The Company is also contingently liable for premises leased by an unrelated third party. This contingency totals $225,000 per year until March 31, 1998.
       Future minimum lease payments under noncancelable operating leases as of December 31, 1994 are as follows (in thousands):

--------------------------------------------------------------------------------
1995.................................................................  $ 3,335
1996.................................................................    2,462
1997.................................................................    1,935
1998.................................................................    1,450
1999.................................................................    1,201
Thereafter...........................................................      748
--------------------------------------------------------------------------------
Total minimum payment................................................  $11,131
--------------------------------------------------------------------------------

       Total rental expenses amounted to $4,109,000, $3,979,000 and $3,499,000 in 1994, 1993 and 1992, respectively.
       On June 7, 1990 the Company received notice from the United States Environmental Protection Agency ("EPA") that it, along with fifteen others, had been identified as a Potentially Responsible Party ("PRP") in connection with the release of hazardous substances at a Superfund Site located in Massachusetts. The Company, along with six others, has voluntarily entered into an Administrative Order pursuant to which, inter alia, they have undertaken to conduct a remedial investigation/feasibility study ("RI/FS") with respect to the alleged contamination at the site. This notice does not constitute the commencement of a proceeding against the Company or necessarily indicate that a proceeding against the Company is contemplated.
       It is the position of the potentially responsible parties that the remedial investigation has been completed. Based upon available information, it is estimated that the feasibility study may be completed in approximately one year; the most recent estimate of costs for completion of the feasibility study is approximately $250,000. The estimates are subject to change since the scope of work is within the discretion of the EPA. The PRP group's accountant's records reflect group expenses, independent of legal fees, in the amount of $1,841,045 as of December 31, 1993, and in the amount of $1,845,058 as of June 30, 1994. The Company's share of costs for the RI/FS is being allocated on an interim basis at 11.67%.
       This Superfund site is adjacent to a municipal landfill that is in the process of being closed under Massachusetts law. Due to the proximity of the site to the landfill and the composition of waste at the site, the issues are under discussion regarding the site among state and federal agencies and the United States Department of Energy.
       In September 1988 the Company received notice from the Department of Pollution Control and Ecology of the State of Arkansas that the Company, together with numer-ous other companies, had been identified as a PRP in connection with the release or threatened release of hazardous substances from the Diaz
Refinery, Incorporated site in Diaz, Arkansas. The Company has advised the State of Arkansas that it intends to participate in negotiations with the Department of Pollution Control and Ecology through the committees formed by the PRPs. The Company has not received any further communications regarding the Diaz site.
       In September, 1991, the Company signed a judicial consent decree relating to the Western Sand and Gravel site located in Burrillville and North Smithfield, Rhode Island. The consent decree was entered on August 28, 1992 by the U.S. District Court for the District of Rhode Island. The most likely scenario cost estimates for remediation of the ground water at the site range from approximately $2.8 million to approximately $7.8 million. Based on current participation, the Company's share is 7.98% of approximately 75% of the costs. It is anticipated that litigation will be brought against non-settling potentially responsible parties to obtain reimbursement for their share of the remediation costs.
       The liabilities for costs associated with environmental sites recorded in Other Liabilities at December 31, 1994, 1993 and 1992 were $991,000, $850,000 and $617,000, respectively. Management believes it has provided adequately for the above environmental exposures.
J. QUARTERLY FINANCIAL DATA (UNAUDITED)
       The Company believes that comparison of results of operations is more meaningful on a seasonal (six months) rather than on a quarterly basis.
Within a given six-month season, the timing of shipments of the Company's products is affected by the availability of materials and retail sales trends and forecasts and, accordingly, the shift of sales and earnings between quarters within season may vary from year to year. Net sales differ from amounts previously reported in the Company's quarterly reports on Form-10Q as a result of reclassifications of equal amounts related to sales returns between sales and cost of goods sold. As described in Note D, the Company recognized a reduction in its deferred tax valuation allowance resulting in a net tax benefit of approximately $1,164,000 in the fourth quarter of 1994.

--------------------------------------------------------------------------------
                                                     Quarters
  in thousands                           First    Second      Third     Fourth
--------------------------------------------------------------------------------
1994
NET SALES.........................     $29,002   $28,945    $36,935    $48,614
GROSS PROFIT......................      12,418    13,097     17,624     21,235
NET INCOME (LOSS).................    ($   412)  ($  929)   $ 1,947    $ 4,966
EARNINGS (LOSS) PER SHARE.........    ($   .03)  ($  .06)   $   .12    $   .31

1993
Net Sales.........................     $25,838    $26,193   $31,818    $42,921
Gross profit......................      11,887     10,813    14,881     20,187
Income (loss) before
  cumulative effect of
  accounting change...............        (234)    (1,371)    1,809      2,845
Net income (loss).................     $   243    $(1,371)  $ 1,809    $ 2,589
Earnings (loss) per share
  before cumulative effect
  of accounting change............     $  (.01)   $  (.08)  $   .10    $   .15
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ABOUT THE COMPANY
       Swank, Inc. is a leading U.S. manufacturer and distributor of men's jewelry, belts, leather accessories, gifts, suspenders and women's jewelry.
The Company is dedicated to maintaining style and quality leadership in the broad diversity of products it markets.
       Our base of approximately 2,000 customers generates sales across more than 32,000 department and specialty store counters throughout the United
States and approximately 50 foreign countries. In order to appeal to a large economic cross-section of the buying public, most of Swank's collections are offered in a wide variety of styles and price ranges.
       The Company takes great pride in the strength of its consumer franchise and the brand name recognition of its products such as "Pierre Cardin", "Colours by Alexander Julian", "Anne Klein", "Anne Klein II",
"Guess?" and "Swank".
       Approximately 120 salespeople and regional managers are engaged in the sale of Company products, working out of offices located in five major cities throughout the United States. The Company employs approximately 1,600 people.
       Swank operates three production and distribution facilities, two in Massachusetts and one in Connecticut, 43 factory outlet stores and 3 kiosks in 26 states.

FORM 10-K
       The Annual Report on Form 10-K will be furnished without charge to stockholders. Written requests for this report should be forwarded to Mr. Andrew C. Corsini, Corporate Secretary, Swank, Inc., P.O. Box 2962, Attleboro, Massachusetts 02703-0962.

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS
       The Company's Common Stock is traded in the over-the-counter market under the NASDAQ symbol SNKI. The following table sets forth the range of high bid prices and low bid prices of the Company's Common Stock as reported by The National Quotation Bureau Incorporated for the fiscal quarters indicated. These quotations represent prices between dealers without adjustment for retail mark-ups, mark-downs, or commissions and may not necessarily represent actual transactions.

                                                   1994             1993
--------------------------------------------------------------------------------
Quarter                                        HIGH     LOW     High     Low
--------------------------------------------------------------------------------
First...................................      $1.22   $1.00    $1.50   $ .88
Second..................................       1.06     .94     1.56    1.19
Third...................................       1.19     .94     1.75    1.19
Fourth..................................       1.38    1.00     1.25    1.06
For the Year............................      $1.38   $ .94    $1.75   $ .88
--------------------------------------------------------------------------------
Number of Record Holders at 12/31/94 - 2,041
Estimated number of stockholders - 4,175

       On February 29, 1988, shareholders approved a recapitalization of the Company. Under this plan, public stockholders received $18.10 in cash and one share of $.10 par value Common Stock in exchange for each share held.
       If you have not tendered your old Swank, Inc. ($1.00 par value) shares for new Swank, Inc. ($.10 par value) shares and $18.10 per share, please do so. For information, contact:

       Ms. Imre Sarkas
       American Stock Transfer & Trust Company
       40 Wall Street

                            CORPORATE INFORMATION

     Board of Directors

MARK ABRAMOWITZ
Parker Chapin Flattau & Klimpl, LLP

WILLIAM B. MACLEOD
Retired Senior Vice President

JAMES E. TULIN
Senior Vice President

JOHN TULIN
Executive Vice President

MARSHALL TULIN
President

RAYMOND H. VISE
Retired Senior Vice President

                                CORPORATE DATA

EXECUTIVE AND
ADMINISTRATIVE OFFICE
6 Hazel Street
Attleboro, Massachusetts   02703

EXECUTIVE AND
NATIONAL SALES OFFICES
90 Park Avenue
New York, New York    10016

INTERNATIONAL DIVISION
SALES OFFICE
90 Park Avenue
New York, New York    10016

REGIONAL SALES OFFICES
Atlanta, Chicago, Dallas
Los Angeles, New York

PRODUCTION AND
DISTRIBUTION FACILITIES
Attleboro, Massachusetts
South Norwalk, Connecticut
Taunton, Massachusetts

GENERAL COUNSEL
Parker Chapin Flattau & Klimpl, LLP
1211 Avenue of the Americas
New York, New York 10036

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
One Post Office Square
Boston, Massachusetts  02109

TRANSFER AGENT AND
REGISTRAR
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005


                              CORPORATE OFFICERS

MARSHALL TULIN
President

JOHN TULIN
Executive Vice President

RICHARD S. BLUM
Senior Vice President-
International Sales
National Accounts Manager
Women's Jewelry Division

ANDREW C. CORSINI
Senior Vice President-
Chief Financial Officer

PAUL DUCKETT
Senior Vice President-
Sales Service - Distribution

ARTHUR T. GATELY, JR.
Senior Vice President-
Administration

MELVIN GOLDFEDER
Senior Vice President-
President-
Special Markets Division

CHARLES A. GORDON
Senior Vice President-
Manufacturing
Jewelry Division

ERIC P. LUFT
Senior Vice President-
National Sales Manager
Men's Products

WILLIAM F. RUBIN
Senior Vice President-
Regional Sales

BRUCE SHOPOFF
Senior Vice President-
Regional Sales

JAMES E. TULIN
Senior Vice President-
Merchandising

LEWIS VALENTI
Senior Vice President-
President-
Women's Division

MICHAEL D. WOLFSON
Senior Vice President-
Special Markets Division

RICHARD V. BYRNES, JR.
Vice President-
Manufacturing
Belt Division

BARRY HEUSER
Vice President-
Merchandising
Belt Division

FREDERICK M. MOEHLE
Vice President-
Merchandising
Women's Division

THOMAS O'CONNOR
Vice President-
Manufacturing Services
Belt Division

KIMBERLY RENK
Vice President-
Merchandising
Women's Division