Form 10-K, Exhibit 13
period 1996-12-31
SWANK INC
filed 1997-03-28
CIK 95779

EXHIBIT 13

================================================================================








                                  SWANK (LOGO)




                                 ANNUAL REPORT














                                      1996






================================================================================

                        TO OUR SHAREHOLDERS AND FRIENDS

CHAIRMAN'S MESSAGE

     I am quite proud to share with you the accomplishments of Swank's management and employees during 1996. As we closed out a very difficult year in 1995, we set some aggressive goals in order to restore the Company to profitability. These goals were the basis of Company-wide programs to reduce costs, become more efficient and improve gross profit margins. Our efforts produced a dramatic effect on the bottom line.

     The forces of change, including consolidation and market saturation, which affect our retail customer base continue to affect Swank. Consumer interest in fashion jewelry has yet to regain its former strength. These factors contributed to the decline in net sales the Company experienced in 1996. They also dictate that we institutionalize and aggressively pursue our improvement programs and we are doing so.

     We have also sharpened our focus on maintaining and enhancing market share. In 1996, we signed several important new licenses for our men's products. These additions, plus some repositioning of our "Pierre Cardin" line, will broaden our product offerings for 1997. The results of our initiatives with mass merchandisers have been encouraging and we will focus on expanding this segment of our business. Exports represent another area which we have nurtured in recent years. We feel strongly that this presents growth potential, and we are attempting to develop meaningful opportunities offshore.

     I congratulate your Company's management team and employees on their efforts in 1996. I thank all of you stockholders who supported us through a most challenging year. There is no shortage of challenges ahead in 1997. However, I am confident that the Company has turned the corner and look ahead with optimism.

                                           Sincerely yours,


                                           /s/ MARSHALL TULIN
                                           -------------------------------------
                                           Marshall Tulin, Chairman

                                           February 18, 1997

                                   ----------

PRESIDENT'S LETTER

     I am most pleased to report that not only has the Company successfully returned to profitability, but has also taken those steps which we believe necessary to provide a firm foundation for the future. The Company reported net income of 1.3 million dollars for 1996, an improvement of over $10,000,000 compared to the loss reported in 1995.

     We set several ambitious goals for the Company for 1996. The first, of course, was a return to profitability and that goal was accomplished through a combination of reduced spending and increased margins. We have reduced our overhead and increased the productivity of all of our operations. Our second goal was to dramatically improve our asset management. We have significantly reduced our inventory, increased our cash flow and reduced our short term borrowings, all of which helped to generate increased profits for the Company.

     In addition, we sought to improve the Company's competitive position in the marketplace. To that end, we are proud to announce the following new licenses which have been acquired by the Company in 1996:

         Yves Saint Laurent -- Men's jewelry, belts and
                                 small leather goods

         Geoffrey Beene     -- Men's jewelry, belts and
                                 small leather goods

         Kenneth Cole       -- Men's jewelry

     We believe that these new licenses will help strengthen our share of the Men's Accessories Market. We will continue to pursue new licenses and new markets in our effort to secure an ever increasing share of the Men's Accessory and Women's Jewelry Markets, both domestically and internationally.

     With the success of 1996 behind us, we have taken an even more aggressive approach to 1997 and the future. We are fully aware that our rebuilding program has just begun and that there is a great deal more work to be done. We will expend every effort to make 1997 another step towards achieving our long term goal of continued growth in sales and profits.

     I would like to thank our Chairman, Board of Directors, and our valuable employees for their help and sacrifices. I would also like to thank our suppliers and customers for their loyal support throughout the year.


                                           Sincerely yours,


                                           /s/ JOHN TULIN
                                           -------------------------------------
                                           John Tulin,
                                           President and Chief Executive Officer

                                           February 18, 1997

FINANCIAL HIGHLIGHTS
For each of the Five Years Ended

December 31

(In thousands, except share data)                                1996           1995            1994            1993           1992
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
-----------------------------------------------------------------------------------------------------------------------------------
Net sales .............................................      $132,642       $140,102        $143,496        $126,770       $127,062
Cost of goods sold ....................................        74,396         85,774          79,122          69,002         68,469
-----------------------------------------------------------------------------------------------------------------------------------
Gross profit ..........................................        58,246         54,328          64,374          57,768         58,593
Selling and administrative expenses ...................        54,232         60,193          58,212          53,273         52,270
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations .........................         4,014         (5,865)          6,162           4,495          6,323
-----------------------------------------------------------------------------------------------------------------------------------
Gain on sale of product line ..........................                                                                       1,775
Interest charges, net .................................         1,855          2,085           1,632           1,446          2,132
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and cumulative
  effect of a change in accounting for income taxes ...         2,159         (7,950)          4,530           3,049          5,966
Provision (benefit) for income taxes ..................           860            994          (1,042)            256          1,840
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of a change
  in accounting for income taxes ......................         1,299         (8,944)          5,572           2,793          4,126
Cumulative effect of a change in accounting
  for income taxes ....................................                                                          477
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) .....................................      $  1,299       $ (8,944)       $  5,572        $  3,270       $  4,126
-----------------------------------------------------------------------------------------------------------------------------------
Share and per share information:
  Weighted average common shares and
    common share equivalents outstanding ..............    15,821,334     16,135,368      16,206,683      17,258,928     16,874,482
  Income (loss) before cumulative effect of a
    change in accounting for income taxes .............      $    .08       $   (.55)       $    .34        $    .16       $    .24
  Cumulative effect of a change in accounting
    for income taxes ..................................                                                          .03
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share ...........................      $    .08       $   (.55)       $    .34        $    .19       $    .24
-----------------------------------------------------------------------------------------------------------------------------------
Additions to property, plant and
  equipment, net ......................................      $  1,132       $  2,006        $  1,000        $  1,439       $    669
Depreciation and amortization .........................      $  2,027       $  1,523        $  1,108        $    955       $    876
-----------------------------------------------------------------------------------------------------------------------------------


FINANCIAL POSITION (In thousands, except share data)
-----------------------------------------------------------------------------------------------------------------------------------
Current assets ........................................      $ 37,905       $ 45,768        $ 47,258        $ 43,273       $ 36,464
Current liabilities ...................................        18,865         29,218          21,877          19,987         14,255
Net working capital ...................................        19,040         16,550          25,381          23,286         22,209
Property, plant and equipment, net ....................         6,760          7,457           6,587           6,695          6,211
Total assets ..........................................        48,787         57,324          57,458          52,123         45,010
Long-term obligations .................................         8,591          7,573           5,364           7,524          9,469
Stockholders' equity ..................................        21,331         20,533          30,217          24,612         21,286
Stockholder's equity per weighted average share .......      $   1.35       $   1.27        $   1.86        $   1.43       $   1.26
-----------------------------------------------------------------------------------------------------------------------------------


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                                                       Percentage   Changes
-------------------------------------------------------------------------------------------
    1996        1995       1994                                           1996-95   1995-94
-------------------------------------------------------------------------------------------
                                      CONTRIBUTION TO NET SALES
$ 55,988    $ 59,271   $ 63,084       Men's and Women's Jewelry              (6%)      (6%)
  72,967      74,786     68,764       Men's Leather Accessories              (2%)       9%
   3,687       6,045     11,648       Other*                                (39%)     (48%)
-------------------------------------------------------------------------------------------
$132,642    $140,102   $143,496       Total Net Sales                        (5%)      (2%)
-------------------------------------------------------------------------------------------
                                      CONTRIBUTION TO GROSS PROFIT
$ 26,054    $ 25,323   $ 31,678       Men's and Women's Jewelry               3%      (20%)
  30,325      27,335     28,162       Men's Leather Accessories              11%       (3%)
   1,867       1,670      4,534       Other*                                 12%      (63%)
-------------------------------------------------------------------------------------------
$ 58,246    $ 54,328   $ 64,374       Total Gross Profit                      7%      (16%)
-------------------------------------------------------------------------------------------

*  Includes the men's accessories (gifts) line which was discontinued during the fourth quarter of fiscal 1995 and certain merchandise sold through factory outlets. The table indicates the relative contribution to net sales and gross profit by principal product categories for each of the three years ended December 31. The components of net sales are gross sales less cash discounts and customer returns.



RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the consolidated financial statements and notes, thereto.


1996 vs. 1995

NET SALES
---------

     Net sales for the year ended December 31,1996, decreased by $7,460,000 from 1995. Men's and Women's Jewelry net sales decreased $3,283,000. Men's Leather Accessories' net sales decreased $1,819,000 and Other net sales decreased $2,358,000 for the year. Gross shipments declined from the prior year's level in each line, including the effect of lower volume at the Company's factory outlets as further discussed below. The market for Women's Jewelry continues to be difficult due to a lackluster retail environment for fashion accessories and emphasis on competitively priced, career oriented products. In addition, all product lines have been affected by the continuing consolidation among major retailers. A change in distribution channels announced by one of the Company's principal licensors of men's products has prompted the Company to introduce, commencing in 1997, new men's designer lines. Although management anticipates that the Company will be strengthened by the addition of these new lines, unfavorable consumer acceptance of the new lines could adversely affect future operating results. Net sales of Men's Leather Accessories in 1996 have been reduced by anticipated additional returns in connection with the pending product transition.

     Net sales at the Company's factory outlets declined 27% for the year ended December 31, 1996 and constituted approximately 6% of net sales for the year. Same store sales declined approximately 4% and sales decreased approximately 23% as a result of the closure of fifteen unprofitable stores in 1996. An additional 3 stores were closed in January 1997. The Company believes that factory outlets are still a valuable distribution channel for the disposition of excess and/or discontinued inventory and continues to assess the performance of each store.

     As described in Note B to the financial statements, the Company reduces sales and cost of sales by the estimated effect of future returns of current period shipments. Overall returns experience in 1996 was generally more favorable than last year. In 1995, the Company shifted emphasis on women's jewelry from higher margin fashion products to more competitively priced career oriented products. This action produced heavier returns due to the necessity of changing the merchandise presentation at the store level. Each Spring, upon completion of processing returns from the preceding Fall season, the Company records adjustments to net sales to reflect the difference in actual sales returns versus the estimates accrued at the end of the preceding year. These adjustments were as follows:

--------------------------------------------------------------------------------
Increase (decrease) in net sales -
 (in thousands)                                   1996         1995       Change
                                                ------       ------       ------
Men's & Women's Jewelry ....................    $1,059      ($1,642)      $2,701
Men's Leather Accessories ..................       188          (37)         225
Other ......................................       138         (312)         450
                                                ------       ------       ------
Increase (decrease)in Net Sales ............    $1,385      ($1,991)      $3,376
                                                ======       ======       ======
--------------------------------------------------------------------------------

GROSS PROFIT
------------

    Gross profit for the year ended December 31, 1996 increased $3,918,000, or 7.2%. Gross profit expressed as a percentage of net sales increased to 43.9% from 38.8%. Increased margins in 1996 are attributable to reductions in product costs and lower costs associated with the reduced level of customer returns. As part of an effort to enhance margins and respond to the competitive price pressures in the fashion goods industry, the Company increased its utilization of off-shore and domestic manufacturing suppliers for sourcing certain of its products. In addition, the Company initiated continuing programs to make its factories more competitive through reductions in overhead and through improvements in various processes. The Company's asset management program enabled it to maintain lower inventory levels throughout 1996 which resulted in significantly reduced costs associated with inventory shortages, obsolescence and markdowns compared to 1995. More favorable returns experience also contributed to a reduction in inventory handling costs. Royalties to licensors of the Company's designer names are included in cost of sales. During 1996, the Company entered into extensions and/or modifications of its principal existing licenses and executed agreements for important new ones. The Company is likely to incur increases in future royalty expense as a result of these agreements. However, management believes that the benefits to be derived from these licenses will offset the incremental costs. The Company's gross profit in 1995 was depressed by increased markdowns needed to dispose of excess inventory, higher production costs and an unfavorable product mix.

    Men's and Women's Jewelry gross profit increased

$731,000 for the year ended December 31, 1996, in spite of decreased net sales, and Men's Leather Accessories gross profit increased $2,990,000, also on reduced net sales. Both increases were primarily attributable to the reductions in product costs discussed in the preceding paragraph as well as favorable returns experience. Gross profit for Other lines, which include certain merchandise sold through the Company's factory outlets and, in 1995, included residual sales of items in the Company's discontinued men's accessories (gift) lines increased $197,000.

    Gross profit includes adjustments relating to customer returns that reflect the differences between amounts estimated at the end of the preceding year and actual retums as follows. The incremental 1996 year end provision for returns associated with the transition in Men's designer lines substantially offset the aggregate benefit realized earlier in the year.

--------------------------------------------------------------------------------
Increase (decrease) in gross profit --
  (in thousands)                                   1996         1995      Change
                                                 ------       ------      ------
Men's & Women's Jewelry ....................     $  674      ($  990)     $1,664
Men's Leather Accessories ..................         72            2          70
Other ......................................        310         (172)        482
                                                 ------       ------      ------
Increase (decrease) in Gross Profit ........     $1,056      ($1,160)     $2,216
                                                 ======      =======      ======
--------------------------------------------------------------------------------

SELLING AND ADMINISTRATIVE EXPENSES
-----------------------------------

     Selling and administrative expenses decreased $5,961,000, or 9.9% for the year and, expressed as a percentage of sales, decreased from 43.0% to 40.9%. Compensation and related fringe benefits decreased by approximately $2,999,000, net of an increase in the contribution to the Company's retirement plan of approximately $990,000. Personnel reductions and lower commission rates were initiated late in 1995 as part of the Company's cost reduction program. Advertising and promotion expenses (see table under "Promotional Expenses" below) decreased by $1,472,000 in 1996, primarily due to reduced expenditures on displays, fixtures, and national advertising. In-store markdowns in 1996 include a provision of approximately $1,000,000 to be utilized during the first half of 1997 to minimize customer returns in connection with the transition in Men's designer lines. In 1995, advertising and promotion included display and refixturing costs associated with the change in Women's Jewelry from fashion to competitively priced products at the store level, costs of the Company's efforts to penetrate new markets and expand market share, and in-store markdowns given to retailers demanding more promotional activity in a sluggish retail environment. The provision for bad debts decreased by $174,000. Additional expense was recognized in 1995 after one of the Company's customers filed reorganization proceedings in January 1996.

INTEREST EXPENSE
----------------

    Interest expense decreased $230,000, or 11%, for the year even though the weighted average interest rate was slightly higher than the prior year. Borrowing levels in the last half of 1996 were lower because of increased focus on asset management, particularly inventories, and reduced requirements to finance accounts receivable in a period of lower net sales.

PROVISION FOR INCOME TAXES
--------------------------

     In 1996, the Company recorded an income tax provision at a combined federal and state effective tax rate of 39.8%, which approximates the combined statutory rate. The Health Insurance and Accountability Act of 1966 eliminates the deduction of interest on policy loans on a significant portion of the Company's corporate owned life insurance (See Note F to the financial statements) by 1999 and, therefore, substantially increases the after tax cost of maintaining these policies. The Company is not committed to maintaining the affected policies and, unless a better strategy emerges, is likely to surrender these policies in 1998. A deferred tax liability was established in 1996 for the income taxes which will become due over a four year period in the event that the policies are surrendered. The current year increase in policy values was treated as a temporary difference. Deferred income taxes were recorded in 1996 for the aggregate of prior years' increases in policy values. The Company had established a valuation allowance in the fourth quarter of 1995 to reduce deferred tax assets to a level management believes more likely than not will be realized. The expectation in 1996 of additional future taxable income from the surrender of the insurance policies reduced the requirement for a valuation allowance by an equivalent amount and the incremental deferred taxes recorded in 1996 did not alter the current years effective rate.

EARNING (LOSS) PER SHARE
------------------------

    Weighted average shares outstanding used to compute earnings (loss) per share are adjusted to include shares held by the Company's employee stock ownership plan and deemed to be allocated to participants.

1995 vs. 1994

    The Company's net sales decreased $3,394,000 in 1995 compared to the prior year. Net sales decreased in Men's and Women's Jewelry by $3,813,000 and in the Other lines by $5,603,000. The decreased net sales in Men's and Women's Jewelry were primarily attributable to a lackluster retail environment combined with a change in the sales mix. The change in sales mix was caused by a shift in emphasis on women's jewelry from higher margin fashion products to more competitively priced career oriented products. This resulted in heavier than anticipated returns due to the necessity of changing the merchandise presentation at the store level. The higher than anticipated returns in 1995 compared to lower than anticipated returns in 1994 combined for a decrease in net sales of $4,263,000. The Men's and Women's Jewelry decrease accounted for $3,477,000 of the total with the balance being comprised of Men's Leather Accessories, $370,000, and Other lines, $416,000. The decreased net sales in the Other lines resulted from the Company's decision to discontinue the sale and distribution of its Gift lines at the end of 1995. The Company noted that the Gift lines, while providing incremental revenues, involved the maintenance of significant inventory levels that, in a volatile and competitive retail environment with quickly shifting consumer preferences, would not be the best use of the Company's resources. These decreases were offset, in part, by increased net sales from Men's Leather Accessories of $6,022,000 or 9%. The increased net sales in Men's Leather Accessories were attributable to an expanded customer base for the Company's special market lines and private label belt programs along with the continued success of Guess? Leather Accessories.

    Included in the net sales figures noted above were sales from the Company's factory outlets, which declined 20% from 1994. Sales declines of 12% and 9% were experienced in same store sales and closed store sales, respectively, offset in part by a 1% increase in new store sales.

    Gross profit decreased $10,046,000 compared to the prior year. Gross profit expressed as a percentage of net sales declined 6.1 percentage points from 44.9% to 38.8%. The erosion of the Company's margins was caused principally by higher inventory markdowns needed to dispose of excess inventory, higher production costs and an unfavorable product mix.

     The decreased gross profit was attributable to Men's and Women's Jewelry, $6,355,000, Men's Leather Accessories, $827,000 and Other, $2,864,000. The decreased gross profit in Men's and Women's Jewelry was attributable to lower sales volume, higher production costs and the shift in emphasis on women's jewelry from higher margin fashion products to more competitively priced career oriented products. As discussed above, this change caused heavier than anticipated returns due to the necessity of changing merchandise at the store level. The higher than anticipated returns in 1995 compared to lower than anticipated returns in 1994 combined for a decrease in total gross profit of $2,553,000. The Men's and Women's Jewelry decrease accounted for $2,126,000 of the total with the balance being comprised of Men's Leather Accessories, $231,000 and Other, $196,000. The higher returns of women's jewelry also contributed to excess inventory balances which resulted in higher markdown expense. The decreased gross profit in Men's Leather Accessories was primarily the result of higher production costs and lower margins on current line items offset in part by increased volume. The decreased gross profit in the Other lines resulted principally from the Company's decision to discontinue the sale and distribution of gifts.

    Inventory levels increased $3,021,000 or 12% primarily as a result of holiday sales being less than expected. The increased inventory levels, corresponding carrying costs and loss from operations strained the Company's working capital. In order to fund projected working capital requirements in July 1995 the Company amended its revolving credit facility from $21 million to $32 million. The lower holiday sales also contributed to the Company's inability to reduce its revolving credit facility to the required levels stated in the agreement.

    Selling and administrative expenses increased $1,981,000 or 3%. When expressed as a percentage of net sales the rate increased from 40.6% in 1994 to 43.0% in 1995.

    The increased selling and administrative expenses were attributable principally to increased costs for advertising, promotion and sample lines and provision for bad debts. These costs were offset in part by decreased compensation and related fringe benefits. Advertising and promotion increased $695,000 primarily from display and refixturing costs needed to adjust to the change of merchandise from fashion to competitively priced products at the store level as well as the Company's efforts to penetrate new markets and expand market share. Also contributing were increased in-store markdowns given to retailers demanding more promotional activity in the sluggish retail environment in the apparel and accessories sector. The provision for bad debts increased $592,000 primarily from recognizing the exposure that arose from one of the Company's customers filing reorganization proceedings in January 1996. Expenditures relating to sample charges increased $309,000 in order to change the style of merchandise from fashion to career oriented, as mentioned previously. Compensation and related fringe benefits decreased $1,424,000 as a result of staff reductions, the elimination of estimated bonuses and the reduction of the contribution to the Company's retirement plan during fiscal 1995, offset by increased expenses associated with workman's compensation, group insurance and severance benefits.

     Interest charges increased $ 453,000 or 28% primarily from increased short term borrowing combined with a higher monthly average interest rate, offset in part by reduced long term bank debt.

     The Company recognized a provision of $994,000 for income taxes, principally as a result of reestablishing a valuation allowance eliminated in 1994. A valuation allowance is provided to reduce the deferred tax assets to a level which management believes more likely than not will be realized. The net effect of establishing this valuation allowance was to decrease net income approximately $4,764,000 in the fourth quarter.

PROMOTIONAL EXPENSES

      Substantial expenditures for advertising and promotion are necessary to enhance the Company's business and minimum expenditures are increasingly required by the Company's licensors. Advertising and promotion expenses decreased by $1,472,000 in 1996 primarily due to reduced expenditures on displays, fixtures, and national advertising. This decrease is net of a provision of approximately $1,000,000 recorded in 1996 for additional in-store markdowns expected during the first half of 1997 to minimize customer returns in connection with the transition in Men's designer lines. In 1995, the Company adjusted its women's jewelry inventory presentation at the retail level to put more emphasis on competitively priced career-oriented merchandise. This change, combined with the Company's efforts to penetrate new distribution channels and increase market share in a sluggish retail environment required substantially more promotional activity compared to the prior year. The table below indicates the principal promotional expenses incurred by the Company.

--------------------------------------------------------------------------------
                                                  1996         1995         1994
--------------------------------------------------------------------------------
In-store markdowns .........................    $6,120      $ 6,121      $ 5,741
Co-op advertising ..........................     1,095        1,227        1,314
Displays ...................................       932        1,620        1,124
National advertising & other ...............     1,104        1,755        1,849
                                                ------      -------      -------
  Total ....................................    $9,251      $l0,723      $l0,028
                                                ======      =======      =======
Percentage of net sales ....................      7.0%         7.7%         7.0%
--------------------------------------------------------------------------------

INTEREST CHARGES

    The average monthly amount of short-term borrowings and related weighted average interest rates were $13,218,000 and 10.44% in 1996, $18,266,000 and
10.32% in 1995 and $12,971,000 and 9.43% in 1994.

LIQUIDITY AND CAPITAL RESOURCES

      As is customary in the fashion accessories industry, substantial percentages of the Company's sales and earnings occur in the months of September, October and November, during which the Company makes significant shipments of its products to retailers for sale during the holiday season. As a result, receivables increase during the year and peak in the fourth quarter. The Company generally builds its inventory during the first three quarters of the year to meet the demand for the holiday season. The required cash is provided by a revolving credit facility.

      The Company has implemented a plan designed to enhance its overall competitiveness, productivity and efficiency through reductions in overhead costs and better inventory management. Inventory levels decreased $6,800,000, or 23%, from December 31, 1995, primarily as a result of improved management to align inventories more closely with sales, increased sales of excess inventory, discontinuing the sale and distribution of the men's accessories (gifts) product line in 1995, and a reduction in the number of retail outlets.

     Cash Flows. Cash provided by operations in 1996 totaled $15,386,000 of which 44% is attributable to decreased inventory.

The remainder consists primarily of net income, depreciation and amortization and reduction in accounts receivable. This compares to $6,051,000 cash used by operations in 1995, primarily as a result of the net loss in that year. Working capital increased by approximately $2,500,000 in 1996. Cash used in investing activities for capital expenditures was $1,070,000 in 1996 and $663,000 in 1995. Cash used in financing activities totaled $12,566,000 in 1996, consisting primarily of repayments of borrowings under revolving credit agreements and debt issuance costs, while financing activities provided $5,682,000 cash in 1995 due to an increase in short term borrowings.

     Financing Arrangements. On July 20, 1995, the Company modified and extended its revolving Credit Agreement (the "1995 Agreement") with The Chase Manhattan Bank, N.A. and Fleet National Bank (the "Banks"). The 1995 Agreement provided for loans and letters of credit in an amount up to $32,000,000, with a sublimit of $7,000,000 for letters of credit, available through June 30, 1998. The 1995 Agreement required the Company to meet certain financial tests, including ratios, and certain other covenants. As of December 31, 1995, the Company was not in compliance with various financial covenants under the 1995 Agreement and, subsequently, the Company was unable to reduce the outstanding balance as required under the 1995 Agreement to $2 million for a 30 day period within the first six months of 1996. Due primarily to the Company's net loss in fiscal 1995 and the resulting failure of the Company to meet various financial covenants required by the 1995 Agreement, the Banks requested that the Company investigate alternative sources of working capital.

     The Company obtained revolving credit financing on May 24, 1996 from IBJ Schroder Bank & Trust Company, as agent (the "New Lenders") for up to $25,000,000 with a sublimit of $3,000,000 in letters of credit (the "Revolving Credit Agreement"). The proceeds of the Revolving Credit Agreement were used, in part, to repay all but $4 million of the outstanding balance under the 1995 Agreement.

    The Revolving Credit Agreement is available through April 1999 and is collateralized by all of the Company's assets. The New Lenders have a senior lien position on all assets other than real property, improvements and certain fixtures, in which the Banks maintain a senior position to collateralize a $4,000,000 term loan, as described below, and in which the New Lenders have a subordinate lien. The Revolving Credit Agreement permits the Company to borrow against a percentage of eligible accounts receivable and inventory and its loans bear an interest rate of 1.5% over the New Lenders' prime lending rate. The Revolving Credit Agreement also contains a facility fee of 1/2% per annum on the unused portion of the revolving credit facility and a closing fee of $500,000 was paid at the closing date.

     The terms of the Revolving Credit Agreement include covenants requiring the Company to maintain certain financial ratios including interest coverage, leverage and quarterly inventory turnover. The Revolving Credit Agreement also includes covenants pertaining to profitability and limits capital expenditures and additional indebtedness. The Company believes the inventory turnover covenant to be the most restrictive, requiring minimum inventory turnover, as defined, up to 2.25 times annually. The Revolving Credit Agreement also prohibits the payment of dividends. Management believes this credit facility will meet the Company's working capital needs until May 1999.

     In connection with the refinancing, the Banks amended and restated the 1995 Agreement to provide the Company with a $4,000,000 term loan (the "Term Loan") in lieu of a like amount of revolving credit debt. The Term Loan is payable in $200,000 quarterly increments starting in June 1997 with a final payment of $2,600,000 due May 1999, if not prepaid earlier pursuant to annual prepayments based on excess cash flow, as defined. The Company is required to prepay approximately $ 700,000 by March 31,1997. The Term Loan bears interest at 2.5% over the Banks' prime lending rate and is collateralized by a senior lien on real property and certain improvements and a subordinate lien on all other assets. The Term Loan also contains an annual facility fee of 2% of the Term Loan and a maximum success fee of $450,000 payable as follows; $225,000 upon final maturity with the balance payable subsequently in six equal monthly installments. The Term Loan covenants are the same as those in the Revolving Credit Agreement.

    The financing agreements include provisions specifying that a material adverse effect, as determined by the lenders, in the financial position or results of operations of the Company is an event of default. As such, the Term Loan, which would otherwise be classified as long-term, has been classified as current in the balance sheet at December 31,1996 and 1995.

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

     In January 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1 ("SOP 96-1"), "Environmental Remediation Liabilities", which is effective for fiscal year 1997. SOP 96-1 provides guidance on the recognition of expenses related to environmental remediation activities and the related financial statement disclosures. Management believes that implementation of SOP 96-1 will not have a material effect on the Company's financial statements.

CAPITAL EXPENDITURES

    The Company is continuing the policy of replacing aging machinery and equipment to maintain operating efficiencies. Internally generated working capital is anticipated to provide the funding required. The Company also expects to continue to make enhancements and upgrades to its information and communication systems capabilities. At the end of 1995, the Company entered into a capital lease for computer hardware and software to increase its systems capabilities and, in turn, enhance the information available to management.

"FORWARD LOOKING STATEMENTS"

    Certain of the preceding paragraphs contain "forward looking statements" under the securities laws of the United States. Actual results may vary from anticipated results as a result of various risks and uncertainties, including sales patterns, overall economic conditions, competition, pricing, consumer buying trends and other factors.

SWANK, INC.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31
(Dollars in thousands)

ASSETS                                                          1996       1995
--------------------------------------------------------------------------------
Current:
  Cash and cash equivalents ..............................   $ 2,871    $ 1,121
  Accounts receivable, less allowances of $10,463
    and $9,097 ...........................................     7,977     10,704
  Inventories:
    Raw materials ........................................     3,930      5,092
    Work in process ......................................     5,122      6,476
    Finished goods .......................................    13,318     17,602
--------------------------------------------------------------------------------
                                                              22,370     29,170
  Deferred income taxes ..................................     2,921      1,890
  Recoverable income taxes ...............................         0      1,665
  Prepaid and other ......................................     1,766      1,218
--------------------------------------------------------------------------------
    Total current assets .................................    37,905     45,768
--------------------------------------------------------------------------------
Property, plant and equipment, at cost:
  Land and buildings .....................................     7,452      7,302
  Machinery and equipment ................................    14,966     14,328
  Improvements to leased premises ........................       842        842
  Capital leases .........................................     1,404      1,466
--------------------------------------------------------------------------------
                                                              24,664     23,938
  Less accumulated depreciation and amortization .........    17,904     16,481
--------------------------------------------------------------------------------
    Net property, plant and equipment ....................     6,760      7,457
--------------------------------------------------------------------------------
Deferred income taxes ....................................         0        399
Other assets .............................................     4,122      3,700
--------------------------------------------------------------------------------
TOTAL ASSETS .............................................   $48,787    $57,324
--------------------------------------------------------------------------------

LIABILITIES
--------------------------------------------------------------------------------
Current:
  Notes payable to banks .................................   $     0    $14,800
  Current portion of long-term debt ......................     1,637        235
  Term loan classified as current ........................     2,700          0
  Accounts payable .......................................     3,331      5,870
  Accrued employee compensation ..........................     4,776      2,879
  Accrued royalties payable ..............................     1,318      1,278
  Income taxes payable ...................................     1,483          0
  Other liabilities ......................................     3,620      4,156
--------------------------------------------------------------------------------
     Total current liabilities ...........................    18,865     29,218
--------------------------------------------------------------------------------
Long-term obligations ....................................     8,591      7,573
--------------------------------------------------------------------------------
TOTAL LIABILITIES ........................................   $27,456    $36,791
--------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Note I)
--------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
Preferred stock, par value $1.00:
  Authorized 1,000,000 shares
Common stock, par value $.10:
  Authorized 43,000,000 shares:
    issued 16,843,042 and 16,843,042 shares ..............     1,684      1,684
Capital in excess of par value ...........................       852        852
Retained earnings ........................................    20,776     19,477
--------------------------------------------------------------------------------
                                                              23,312     22,013
  Deferred employee benefits .............................    (1,272)      (771)
  Treasury stock at cost, 333,519 and 333,519 shares .....      (709)      (709)
--------------------------------------------------------------------------------
    Total stockholders' equity ...........................    21,331     20,533
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...............   $48,787    $57,324
--------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

SWANK, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For Each of the Three Years Ended

December 31

(In thousands, except share data)

                                                                  1996           1995           1994
----------------------------------------------------------------------------------------------------
Net sales .............................................       $132,642       $140,102       $143,496
Cost of goods sold ....................................         74,396         85,774         79,122
----------------------------------------------------------------------------------------------------
Gross profit ..........................................         58,246         54,328         64,374
Selling and administrative expenses ...................         54,232         60,193         58,212
----------------------------------------------------------------------------------------------------
Income (loss) from operations .........................          4,014         (5,865)         6,162
----------------------------------------------------------------------------------------------------
Interest charges, net .................................          1,855          2,085          1,632
----------------------------------------------------------------------------------------------------
Income (loss) before income taxes .....................          2,159         (7,950)         4,530
Provision (benefit) for income taxes ..................            860            994         (1,042)
----------------------------------------------------------------------------------------------------
Net income (loss) .....................................       $  1,299       $ (8,944)      $  5,572
----------------------------------------------------------------------------------------------------
Net income (loss) per share ...........................       $    .08       $   (.55)      $    .34
----------------------------------------------------------------------------------------------------
Weighted average common shares and common share
  equivalents outstanding .............................     15,821,334     16,135,368     16,206,683
----------------------------------------------------------------------------------------------------




CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Each of the Three Years

Ended December 31,

1996, 1995 and 1994

(Dollars in thousands)


                                                                                                  DEFERRED EMPLOYEE

                                                                                           BENEFITS              TREASURY STOCK
                                                COMMON   CAPITAL IN                 ---------------------     --------------------
                                            STOCK, PAR    EXCESS OF    RETAINED        NUMBER                    NUMBER
                                            VALUE $.10    PAR VALUE    EARNINGS     OF SHARES      AMOUNT     OF SHARES     AMOUNT
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                      $1,677         $795     $22,849                                 333,519     $(709)
Exercise of employees' stock options                 3           30
Net income                                                                5,572
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                       1,680          825      28,421                                 333,519      (709)
Exercise of employees' stock options                 4           27
Advance to retirement plan                                                            664,461     $  (771)
Net loss                                                                 (8,944)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                       1,684          852      19,477       664,461        (771)      333,519      (709)
Advance to retirement plan                                                            610,327        (501)
Net income                                                                1,299
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                      $1,684         $852     $20,776     1,274,788     $(1,272)      333,519     $(709)
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                                         7

SWANK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)
For Each of the Three Years Ended December 31

                                                                               1996         1995          1994
---------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss) .....................................................    $  1,299     $ (8,944)     $  5,572
  Adjustments to reconcile net income to net cash provided by
   (used in) operations:
     Increase (decrease) in accounts receivable allowances ............       1,366         (387)          865
     Depreciation and amortization ....................................       2,027        1,523         1,108
     Loss on sale of fixed assets .....................................          55
     Loan forgiveness in lieu of contribution to employees'
       stock ownership trust ..........................................                                    519
     Decrease (increase) in deferred taxes ............................        (632)       2,649        (2,891)
     Decrease (increase) in recoverable income taxes ..................       1,665       (1,665)
     Increase in postretirement benefits ..............................         279          331           260
  Change in assets and liabilities:
     Decrease (increase) in accounts receivable .......................       1,361        3,557        (2,808)
     Decrease (increase) in inventories ...............................       6,800       (3,021)       (1,132)
     (Increase) decrease in prepaid and other .........................        (568)      (1,090)         (778)
     Increase (decrease) in income taxes payable ......................       1,483       (1,826)        1,247
     Increase (decrease) in accounts payable, accrued
       and other liabilities ..........................................        (875)         548         1,840
     Increase (decrease) in long term obligations .....................       1,126        2,274        (2,160)
---------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) operations ....................      15,386       (6,051)        1,642
---------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES:
  Net capital expenditures ............................................      (1,070)        (663)         (877)
---------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities ........................      (1,070)        (663)         (877)
---------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES:
  Borrowings under revolving credit agreements ........................      84,615       37,550        34,850
  Payments of revolving credit agreements .............................     (95,415)     (27,750)      (33,350)
  Debt issuance costs .................................................      (1,001)        (458)
  Principal payments on long-term obligations .........................        (264)      (2,920)       (3,080)
  Advance to retirement plan ..........................................        (501)        (771)
  Proceeds from exercise of employees' stock options ..................                       31            33
---------------------------------------------------------------------------------------------------------------
         Net cash (used in) provided by financing activities ..........     (12,566)       5,682        (1,547)
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents .......................       1,750       (1,032)         (782)
Cash and cash equivalents at beginning of year ........................       1,121        2,153         2,935
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year ..............................    $  2,871     $  1,121      $  2,153
---------------------------------------------------------------------------------------------------------------
  Cash paid during the year for:
    Interest ..........................................................    $  1,779     $  2,102      $  1,714
    Income taxes ......................................................                 $  1,794      $    765
  Noncash transactions:
    Capital lease obligation incurred .................................    $     62     $  1,343      $    123
---------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. THE COMPANY

     The Company is engaged in the manufacture, sale and distribution of men's jewelry, belts, leather accessories and suspenders and women's jewelry. Its products are sold both domestically and internationally, principally through department stores and also through specialty stores and mass merchandisers. The Company operates a number of factory outlet stores primarily to distribute excess and out of line merchandise.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The Consolidated Financial Statements include the accounts of Swank and a wholly owned foreign sales corporation. All significant intercompany amounts have been eliminated. Certain prior year amounts have been reclassified to conform to the current year's presentation. Dollar amounts are in thousands except for per share data.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

REVENUE RECOGNITION

     Net sales are comprised of gross sales and royalty income less cash discounts and customer returns. Sales are recorded upon shipment.

ALLOWANCES FOR ACCOUNTS RECEIVABLE

     The Company's allowances for receivables are comprised of cash discounts, doubtful accounts, in-store markdowns, cooperative advertising and customer returns. Provisions for doubtful accounts, in-store markdowns and cooperative advertising are reflected in selling and administrative expenses. The allowance for customer returns results from the reversal of sales for estimated returns and associated costs. These allowances are generally at their seasonal highs on December 31. Reductions of these allowances occurs principally in the first and second quarters when the balances are adjusted to reflect actual charges as processed. These allowances are estimates made by management based on historical experience, adjusted for current conditions, and may differ from actual results. The provision for bad debts for 1996, 1995 and 1994 was $631, $805 and $213, respectively.

CASH EQUIVALENTS

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

INVENTORIES

     Inventories are stated at the lower of cost (principally average cost which approximates FIFO) or market. The Company's inventory is considered fashion oriented and, as a result, is subject to risk of rapid obsolescence. Management believes that inventory has been adequately marked down, where appropriate, and that the Company has adequate channels to dispose of excess and obsolete inventory.

     In connection with the purchase of gold for manufacturing requirements, the Company may enter into commodity forward contracts to reduce the risk of future price fluctuations. These contracts are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of the product cost. At December 31, 1996 and 1995, the Company had no outstanding gold contracts.

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

     The Company has capitalized lease obligations for computer hardware and software held under capital leases equal to the lesser of the present value of the minimum lease payments or the fair market value of the leased property at the inception of the lease. The cost of the leased assets is amortized on a straight line basis over the lesser of the term of the lease obligation or the life of the asset, generally 3 to 5 years

     Expenditures for maintenance and repairs and minor renewals are charged to expense; betterments and major renewals are capitalized. Upon disposition, cost and related accumulated depreciation are removed from the accounts with any related gain or loss reflected in results of operations.

INCOME TAXES

     The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Net deferred tax assets are recorded when it is more likely than not that such tax benefits will be realized.

ENVIRONMENTAL COSTS

     Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the

Company's commitment to a formal plan of action.

STOCK-BASED COMPENSATION

     The Company measures the cost of stock-based compensation associated with the stock option plans described in Note G using the "intrinsic value" method. Under this method, the increment of fair value, if any, at the date of grant over the exercise price is charged to expense over the period that the employee provides the associated services. In 1996, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 which include information with respect to stock-based compensation determined under the "fair value" method. The Company uses the Black-Scholes formula to determine the fair value of options on the grant date.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of notes payable to banks approximates fair value because these financial instruments have variable interest rates.

CONCENTRATIONS OF CREDIT RISK

    The Company sells products primarily to major retailers within the United States. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses.

    Sales to the Company's two largest customers accounted for 17% and 13% of consolidated net sales in 1996 and 19% and 12% in 1995, respectively. These customers represent 16% and 18% of consolidated trade receivables (gross of allowances) in 1996 and 22% and 15% in 1995. Sales to one customer amounted to 11% of consolidated net sales during 1994.

C. SHORT-TERM BORROWINGS
------------------------------------------------------------------------------
                                                  1996        1995        1994
------------------------------------------------------------------------------
At December 31:
  Total lines .............................    $25,000     $32,000     $21,000
  Weighted average interest rate ..........      9.75%      11.00%      10.50%

For the year:
  Monthly average borrowing
    outstanding ...........................    $13,218     $18,266     $12,971
  Maximum borrowing outstanding
    at any month end ......................    $17,800     $28,800     $22,250
  Monthly interest rate
    (weighted average) ....................     10.44%      10.32%       9.43%
Balance at December 31 ....................         $0     $10,800      $5,000
------------------------------------------------------------------------------

    The average amounts outstanding and weighted average interest rates during each year are based on average monthly balances outstanding under the Company's revolving credit facility for seasonal working capital needs.

     On July 20, 1995 the Company modified and extended its revolving Credit Agreement (the "1995 Agreement") with The Chase Manhattan Bank, N.A. and Fleet National Bank (the "Banks"). The 1995 Agreement provided for loans and letters of credit in an amount up to $32,000, with a sublimit of $7,000 for letters of credit. Loans under the 1995 Agreement bore interest at the Banks' prime rate plus 2.5%. Borrowings under the 1995 Agreement were collateralized by all of the Company's assets. The 1995 Agreement required the Company to meet certain financial tests, including ratios, and certain other covenants. As of December 31, 1995, the Company was not in compliance with various financial covenants under the 1995 Agreement and, subsequently, the Company was unable to reduce the outstanding balance as required under the 1995 Agreement to $2 million for a 30 day period within the first six months of 1996. Due primarily to the Company's net loss in fiscal 1995 and the resulting failure of the Company to meet various financial covenants required by the 1995 Agreement, the Banks requested that the Company investigate alternative sources of working capital.

     The Company obtained revolving credit financing on May 24, 1996 from IBJ Schroder Bank & Trust Company, as agent (the "New Lenders") for up to $25,000 with a sublimit of $3,000 in letters of credit (the "Revolving Credit Agreement"). The proceeds of the Revolving Credit Agreement were used, in part, to repay all but $4 million of the outstanding balance under the 1995 Agreement.

     The Revolving Credit Agreement is available through April 1999 and is collateralized by all of the Company's assets. The New Lenders have senior lien position on all assets other than real property, improvements and certain fixtures, in which the Banks maintain a senior position to collateralize a $4,000 term loan, as described below, and in which the New Lenders have a subordinate lien. The Revolving Credit Agreement permits the Company to borrow against a percentage of eligible accounts receivable and eligible inventory at an interest rate of 1.5% over the Lenders' prime lending rate. The Revolving Credit Agreement also contains a facility fee of 1/2%, per annum, on the unused portion of the revolving credit facility. A closing fee of $500 was paid on the closing date

     The terms of the Revolving Credit Agreement include covenants requiring the Company to maintain certain financial ratios including interest coverage, leverage and quarterly inventory turnover. The Revolving Credit Agreement also includes covenants limiting capital expenditures and additional indebtedness and defining minimum profitability. The Company believes the inventory turnover covenant to be the most restrictive, requiring minimum inventory turnover, as defined, up to 2.25 times annually. The Revolving Credit Agreement also prohibits the payment of dividends. Management believes this credit facility will meet the Company's working capital needs until May 1999.

     In connection with the refinancing, the Banks amended and restated the 1995 Agreement to provide the Company with a $4,000 term loan (the "Term Loan") in lieu of a like amount of revolving credit debt then outstanding under the 1995 Agreement. The Term Loan is payable in $200 quarterly increments starting in June 1997 with a final payment of $2,600 due May 1999, if not prepaid earlier pursuant to annual prepayments based on excess cash flow, as defined. The Company is required to prepay approximately $700 by March 31, 1997. The Term Loan bears interest at 2.5% over the Banks' prime lending rate, a total of 10.75% at December 31, 1996, and is collateralized by a senior lien on real property and certain improvements and a subordinate lien on all other assets. The Term Loan also requires an annual facility fee of 2% of the term loan and a maximum success fee of $450, of which $225 is payable at maturity and the balance is payable in six equal monthly installments thereafter. The Term Loan covenants are the same as those in the Revolving Credit Agreement.

     The financing agreements include provisions specifying that a material adverse effect, as determined by the lenders, in the financial position or results of operations of the Company is an event of default. As such, the Term Loan, which would otherwise be classified as long-term, has been classified as current in the accompanying balance sheets at December 31, 1996 and 1995. Based upon present information and the Company's operating plans for fiscal 1997, the Company expects that it will continue to meet the financial covenants contained in the Revolving Credit and Term Loan Agreements and that eligible assets will provide a sufficient borrowing base to meet the Company's seasonal working capital needs.

D. INCOME TAXES

PROVISION (BENEFIT) FOR INCOME TAXES:
--------------------------------------------------------------------------------
                                                    1996       1995        1994
--------------------------------------------------------------------------------
Currently payable (benefit):
  Federal .....................................   $1,422    ($1,630)    $ 1,494
  State .......................................       37        (35)        329
  Foreign sales corporation ...................       33          9          26
                                                  ------     ------     -------
                                                   1,492     (1,656)      1,849
Deferred:
  Federal .....................................     (493)     2,037      (2,252)
  State .......................................     (139)       613        (639)
                                                  ------     ------     -------
                                                    (632)     2,650      (2,891)
                                                  ------     ------     -------
Total provision (benefit) .....................   $  860     $  994     $(1,042)
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
       DEFERRED TAX PROVISION (BENEFIT)             1996       1995        1994
--------------------------------------------------------------------------------
Accounts receivable reserves ..................   $ (697)    $  225     $   147
Deferred compensation .........................     (122)       (98)         63
Inventory capitalization ......................       94       (136)        (11)
Environmental costs ...........................     (161)      (116)        (37)
Borrowing costs ...............................     (178)        70          96
Postretirement benefits .......................     (112)      (130)        (14)
Inventory reserves ............................     (212)       (21)
Workman's compensation ........................     (230)      (201)       (157)
Termination costs .............................      (68)      (166)        (14)
Capital leases ................................     (253)
Corporate owned life insurance ................    3,044
AMT credit carryforwards ......................      345     (1,010)
State NOL carryforwards .......................      315       (365)
Capital loss ..................................                             606
Other items ...................................      (22)      (166)        (32)
Valuation allowance ...........................   (2,375)     4,764      (3,538)
--------------------------------------------------------------------------------
                                                  $ (632)    $2,650     $(2,891)
--------------------------------------------------------------------------------


EFFECTIVE INCOME TAX RATE:
--------------------------------------------------------------------------------
                                                    1996       1995        1994
--------------------------------------------------------------------------------
Statutory federal income tax rate .............    34.0%    (34.0%)       34.0%
State income taxes, net of federal tax benefit.     3.3      (3.6)         4.8
Life insurance ................................   111.5      (5.5)        (6.8)
Valuation allowance ...........................  (111.5)     60.1        (54.2)
Other items, net ..............................     2.5      (4.5)         (.8)
--------------------------------------------------------------------------------
                                                   39.8%     12.5%       (23.0%)
--------------------------------------------------------------------------------


COMPONENTS OF THE NET DEFERRED TAX ASSET
--------------------------------------------------------------------------------
                                                    1996       1995        1994
--------------------------------------------------------------------------------
Deferred tax assets
  Accounts receivable reserves ................   $2,956     $2,259      $2,484
  Deferred compensation .......................    1,829      1,707       1,380
  Inventory capitalization ....................      474        568         481
  Environmental costs .........................      667        506         390
  Borrowing costs .............................      178                     70
  Postretirement benefits .....................      516        404         274
  Inventory reserves ..........................      233         21
  Workman's compensation ......................      588        358         157
  Termination costs ...........................      248        180          14
  Capital leases ..............................      253
  AMT credit carryforward .....................      665      1,010
  State NOL carryforwards .....................       50        365
  Other .......................................      397        345         366
                                                  ------     ------      ------
  Gross deferred asset ........................    9,054      7,723       5,616
    Less valuation allowance ..................   (2,389)    (4,764)          0
                                                  ------     ------      ------
                                                   6,665      2,959       5,616
Deferred tax liabilities
  Depreciation ................................     (700)      (670)       (677)
  Corporate owned life insurance ..............   (3,044)         0           0
                                                  ------     ------      ------
  Net deferred tax asset ......................   $2,921     $2,289      $4,939
--------------------------------------------------------------------------------

     The Health Insurance and Accountability Act of 1996 (the "Act") eliminates the deduction of interest on policy loans on a significant portion of the Company's corporate owned life insurance (See Note F) by 1999 and, therefore, substantially increases the after tax cost of maintaining these policies. The Company is not committed to maintaining the affected policies and, unless a better strategy emerges, is likely to surrender these policies in 1998. Accordingly, a deferred tax liability was established in 1996 for the income taxes which will become due over a four year period in the event that the policies are surrendered.

     A valuation allowance is provided to reduce the deferred tax assets to a level which management believes, more likely than not to be realized.

     Alternative minimum tax credit carryforwards are available to reduce future regular federal income taxes over an indefinite period.

E. LONG-TERM OBLIGATIONS

--------------------------------------------------------------------------------
     Long-term obligations, excluding the current portion, at December 31, were as follows:

                                                                 1996       1995
--------------------------------------------------------------------------------
1987 deferred compensation plan (1) ........................   $2,323     $2,669
1993 deferred compensation plan (1) ........................    1,467      1,109
Postretirement benefits other than pensions (1) ............      549        555
  Supplemental death benefits ..............................      201        235
  Environmental liabilities ................................    1,588      1,186
Other ......................................................    1,615        605
Long-term portion of capital lease (2) .....................      848      1,214
--------------------------------------------------------------------------------
                                                               $8,591     $7,573
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1)  See footnote F.

(2) The Company's lease agreements for certain computer hardware and software and have been classified as capital leases for financial reporting purposes. Accumulated amortization of assets under capital leases was $570 and $20 as of December 31,1996 and 1995, respectively. Computer hardware with fair value of approximately $62 was added to capitalized leases in 1996.

Future minimum lease payments and the present value of the minimum lease payments as of December 31, 1996 were:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1997 .................................................    $  489
      1998 .................................................       484
      1999 .................................................       265
      2000 .................................................       193
      2001 .................................................        48
--------------------------------------------------------------------------------
      Subtotal .............................................     1,479
      Imputed interest at 11% ..............................      (294)
--------------------------------------------------------------------------------
      Present value of minimum lease payments ..............    $1,185
--------------------------------------------------------------------------------

F. EMPLOYEE BENEFITS

     Effective January 1, 1994, the Company amended and restated the Swank, Inc. Employees' Stock Ownership Plan in a merger with the Swank, Inc. Employees' Stock Ownership Plan No. 2 and the Swank, Inc. Savings Plan. The combined plans became The New Swank, Inc. Retirement Plan (the "Plan"). The Plan incorporates the characteristics of the three predecessor plans, covers substantially all full time employees and reflects the Company's continued desire to provide added incentives and to enable employees to acquire shares of the Company's Common Stock. The cost of the Plan has been borne by the Company. Shares of Common Stock acquired by the Plan are allocated to participating employees to the extent of contributions to the Plan, as determined annually at the discretion of the Board of Directors, and are vested on a prescribed schedule.

     The savings (401(k)) component of the Plan provides employees' an election to reduce taxable compensation through contributions to the Plan. Matching cash contributions from the Company are determined annually at the Board's discretion. The Company has made contributions to the Plan of $1,238, $300 and $1,463 in 1996, 1995 and 1994, respectively. The 1996 contribution includes $990, determined at average fair value, upon the commitment to allocate 1,274,788 shares to participants in the stock ownership component of the Plan. The allocations to individual employees' accounts were made in February, 1997.

     At December 31, 1996, the Plan held a total of 10,204,456 shares of the Company's outstanding stock. The Company makes loans at 8% per annum to the Plan to provide the Plan with liquidity to meet the statutory obligation to purchase shares tendered by former employees. Outstanding balances were $1,272, and $771 in 1996, and 1995, respectively, which are classified in the balance sheet as deferred employee benefits, a reduction in stockholders' equity.

     The Company provides postretirement life insurance, supplemental pension and medical benefits for certain groups of active and retired employees. The postretirement medical plan is contributory, with contributions adjusted annually; the death benefit is noncontributory. Effective in 1993, the Company began to recognize the cost of postretirement benefits over the period in which they are earned and elected to amortize the transition obligation for all plan participants on a straight-line basis over a 20 year period.

     The following table sets forth the plans' funded status reconciled to the amount shown in the Company's statement of financial position at December 31:

--------------------------------------------------------------------------------
                                                              1996         1995
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees .............................................   $(2,882)     $(2,683)
  Fully eligible plan participants .....................    (1,437)      (1,034)
  Other plan actives ...................................      (937)      (1,674)
                                                           -------      -------
                                                           $(5,256)     $(5,391)
Plan assets at fair value ..............................         0            0
                                                           -------      -------
Accumulated postretirement benefit
  obligation in excess of plan assets ..................   $(5,256)     $(5,391)
Unrecognized net loss from past
  experience different from that assumed
  and from changes in assumptions ......................     1,397        1,651
Prior service cost not yet recognized
  in net periodic postretirement
  benefit cost .........................................         0            0
Unrecognized transition obligation .....................     2,553        2,713
                                                           -------      -------
Accrued postretirement benefit cost (1) ................   $(1,306)     $(1,027)
--------------------------------------------------------------------------------

(1) Amounts totaling $757 and $472 have been included in accrued employee compensation as of December 31, 1996 and 1995, respectively. The remaining balance has been included in long-term obligations as set forth in Note E.

     Net periodic postretirement benefit cost for 1996 and 1995 included the following components:

--------------------------------------------------------------------------------
                                                                  1996      1995
--------------------------------------------------------------------------------
Service cost-benefits attributed to
  service during the period ..................................    $ 42      $ 75
Interest cost on accumulated post-
  retirement benefit obligation ..............................     369       365
Amortization of transition obligation ........................     160       160
Amortization of actuarial loss ...............................      96        77
                                                                  ----      ----
Net periodic postretirement benefit cost
  included in selling and administrative .....................    $667      $677
--------------------------------------------------------------------------------

    For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1996; the rate was assumed to decrease gradually to 5.5% for 1999 and to remain at that level thereafter. The effect of increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $57 and the effect on the service and interest cost components of net periodic postretirement benefit cost for the year then ended would be insignificant.

    Life insurance contracts have been purchased on the lives of certain employees in order to fund the postretirement death benefits. The net cost included in selling and administrative expenses was $123, $97 and $103 in 1996, 1995 and 1994, respectively. The weighted-average discount rate used in determining the accumulated postretirement obligation was 7.5% and 7.0% on December 31, 1996 and 1995, respectively.

    In 1987 the Company adopted a deferred compensation plan for certain key executives that provides for payments upon retirement, death or other termination of employment. Amounts payable to participants of this plan aggregated $3,067, and $3,176 at December 31, 1996 and 1995, respectively, of which $744 and $507, have been classified in accrued employee compensation in 1996 and 1995, respectively. The balance of the liability has been included in long-term obligations (See Note E). Life insurance contracts have been purchased on the lives of the plan participants and certain other employees in order to fund the benefits. The net proceeds from death benefits are expected to provide the necessary funding for future payments to participants of the 1987 deferred compensation plan, unless the policies are surrendered (See Note D), although there are likely to be differences in the timing of cash flows.

     In 1993, the Company established an additional deferred compensation plan for certain key executives that provides for payments upon retirement, death or other termination of employment. Amounts payable to participants of this plan aggregated $1,563 and $1,300 at December 31, 1996 and 1995, respectively, of which $96 and $191, respectively, have been classified in accrued employee compensation. The balance of the liability has been included in long term obligations (See Note E). Variable life insurance contracts have been purchased on the lives of the plan participants and certain other employees in order to fund the benefit obligations.

     The net charges related to these deferred compensation plans are included in selling and administrative expense and aggregated $856, $1,153 and $1,278, in 1996, 1995 and 1994, respectively. The benefits under each plan are paid directly by the Company and are indirectly funded by corporate owned life insurance. The net proceeds from the policies are expected to provide the necessary funding for future payments to participants in the 1993 deferred compensation plan and postretirement death benefits to beneficiaries of salaried employees who reach age sixty with ten years of service, although there are likely to be differences in the timing of cash flows over the life of the programs.

     The Company uses loans against the policy cash values to pay part or all of the annual life insurance premiums, except for variable life policies. The aggregate gross cash surrender value of all policies was approximately $30,339 and $29,981, at December 31,1996 and 1995, which is included in other assets net of policy loans aggregating approximately $26,401 and $25,920, respectively. The Company has no intention of repaying these loans and expects that they will be liquidated from future death benefits or by surrender of the policies. Interest on policy loans amounted to approximately $2,207, $2,128, and $1,621, in 1996, 1995 and 1994, respectively, and is included in the net costs of each plan described above. The weighted average interest rate on policy loans was 8.6%, 8.7% and 9.4% at December 31, 1996, 1995 and 1994, respectively.

G. STOCK OPTIONS

     Under the Company's stock option plans, options may be granted to key employees to purchase shares of Common Stock at the market value on the date of grant. Options to purchase shares of Common Stock were granted under these plans and are generally exercisable beginning one year after the date of grant and continuing for an additional nine years.

During 1994 the Company established a directors' stock option plan pursuant to which options may be granted to non-employee directors to purchase 150,000 shares of Common Stock at market value on the date of grant. Options under this plan are for five years and are immediately exercisable. Options to purchase 15,000, 20,000 and 15,000 shares of Common Stock were granted under this plan in 1996, 1995 and 1994, respectively. At December 31, 1996, a total of 1,818,873 shares of Common Stock were reserved for future grants under these plans.

     The following table summarizes stock option activity for the years 1994 through 1996:

--------------------------------------------------------------------------------
                                                                        Weighted
                                                                        Average
                                            Option         Exercise     Exercise
                                            Shares           Price        Price
--------------------------------------------------------------------------------
Outstanding at December 31, 1993 .......   2,336,054    $ .94 to $1.17
  Exercised ............................     (35,000)     .94
  Expired ..............................     (26,447)     .94 to  1.16
  Granted ..............................      15,000     1.16
                                           ---------
Outstanding at December 31, 1994 .......   2,289,607    $  94 to $1.17
  Exercised ............................     (51,000)     .94 to  1.16
  Expired ..............................     (55,447)     .94 to  1.16
  Granted ..............................      20,000    $1.16
                                           ---------
OUTSTANDING AT DECEMBER 31, 1995 .......   2,203,160    $ .94 TO $1.17    $1.07
  EXERCISED ............................           0
  FORFEITED ............................    (291,772)                      1.06
  EXPIRED ..............................           0
  GRANTED ..............................     200,000                        .70
                                           ---------
OUTSTANDING AT DECEMBER 31, 1996 .......   2,111,388                      $1.03
--------------------------------------------------------------------------------

    The estimated weighted average fair value of options granted in 1996 was approximately $.63 per share on the grant dates determined using a 6.5% interest rate, an expected life of 10 years, expected volatility of .99 and assuming no dividends. The pro forma effect of accounting for options granted in 1996 using the fair value method on 1996 net income and net income per share was insignificant.

     Options outstanding as of December 31,1996 were as follows:

--------------------------------------------------------------------------------
                                   Weighted   Weighted                  Weighted
Exercise              Shares       Average     Average      Number      Average
Price               Outstanding      Life       Price     Exercisable    Price
--------------------------------------------------------------------------------
$1.16 ............   1,094,941       .5 years   $1.16      1,094,941     $1.16
$0.80-$1.28 ......      50,000      4.25         1.07         50,000      1.07
$0.94 ............     781,447      5.75          .94        781,447       .94
$ .069 ...........     185,000      9.75          .69              0       .69
                     ---------      ----        -----      ---------     -----
  Total ..........   2,111,388      3.34        $1.03      1,926,388     $1.07
--------------------------------------------------------------------------------

H. EARNINGS (LOSS) PER SHARE

     The difference between shares for primary and fully diluted earnings per share was not significant in any year. Unallocated shares maintained in the Company's Employee Stock Ownership Plans ("ESOP") (described in Note F) are reflected as a reduction of outstanding shares for earnings per share purposes until such shares are committed to be allocated. At December 31, 1996, 1995 and 1994 the Company had 0, 664,461 and 0 shares, respectively, remaining in its ESOP which were not committed to be allocated.

     The following table reconciles the total outstanding common shares with total weighted average common shares and common share equivalents used in computing primary earnings (loss) per share:

--------------------------------------------------------------------------------
                                                    Year Ended December 31,

                                               1996          1995          1994
--------------------------------------------------------------------------------
Common shares outstanding ............   16,509,523    16,509,523    16,470,636
Effect of using weighted average
  common and common equivalent
  shares outstanding .................            0        (9,715)      274,174
Effect of excluding unallocated
  shares held in ESOP ................     (688,189)     (364,440)     (538,127)
                                         ----------    ----------    ----------
Shares used in computing primary
  earnings per share .................   15,821,334    16,135,368    16,206,683
--------------------------------------------------------------------------------

I. COMMITMENTS AND CONTINGENCIES

     The Company leases certain of its warehousing, sales and office facilities, automobiles and equipment under noncancelable long-term operating leases. Certain of the leases provide renewal options ranging from one to ten years and escalation clauses covering increases in various costs. The Company is also contingently liable for premises leased by an unrelated third party. This contingency totals $225 per year until March 31, 1998. Total rental expenses amounted to $3,811, $4,109 and $3,979, in 1996, 1995 and 1994, respectively.

     Future minimum lease payments under noncancelable operating leases as of December 31, 1996 are as follows:

--------------------------------------------------------------------------------
        1997 ............................................     $2,427
        1998 ............................................      2,130
        1999 ............................................      1,926
        2000 ............................................      1,230
        2001 ............................................        171
--------------------------------------------------------------------------------
        Total minimum payments ..........................     $7,884
--------------------------------------------------------------------------------

     On June 7, 1990 the Company received notice from the United States Environmental Protection Agency ("EPA") that it, along with fifteen others, had been identified as a Potentially Responsible Party ("PRP") in connection with the release of hazardous substances at a Superfund Site located in Massachusetts. This notice does not constitute the commencement of a proceeding against the Company or necessarily indicate that a proceeding against the Company is contemplated. The Company, along with six other PRP's, has voluntarily entered into an Administrative Order pursuant to which, inter alia, they have undertaken to conduct a remedial investigation/feasibility study ("RI/FS") with respect to the alleged contamination at the site. It is the position of the PRP's that the remedial investigation has been completed. The scope of work is within the discretion of the EPA. AccordingIy, it is reasonably possible that the Company's potential obligation may change in the near term. The Company's share of costs for the RI/FS is being allocated on an interim basis at approximately 12.5%. This Superfund site is adjacent to a municipal landfill that is in the process of being closed under Massachusetts law. Due to the proximity of the site to the landfill and the composition of waste at the site, the issues are under discussion regarding the site among state and federal agencies and the United States Department of Energy.

     In September, 1991. the Company signed a judicial consent decree relating to the Western Sand and Gravel site located in Burrillville and North Smithfield, Rhode Island. The consent decree was entered on August 28, 1992 by the U.S. District Court for the District of Rhode Island. The most likely scenario cost estimates for remediation of the ground water at the site range from approximately $2.8 million to approximately $7.8 million. Based on current participation, the Company's share is approximately 8% of approximately 75% of the costs. The Company and certain other participants have commenced litigation against non-settling potentially responsible parties to seek to obtain reimbursement for their share of the remediation costs. In 1988, the Company received notice that it had been identified as a PRP, together with numerous other companies, in connection with an unrelated site in another state. The Company has appropriately responded but has received no further communications on this matter.

    The estimated liability for costs associated with environmental sites is included in Long-term obligations in the accompanying balance sheets, exclusive of an additional amount of approximately $100 included in Other liabilities in each year. Management believes it has provided adequately for the above environmental exposures.

     In January 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1 ("SOP 96-1"), "Environmental Remediation Liabilities", which is effective for fiscal year 1997. SOP 96-1 provides guidance on the recognition of expenses related to environmental remediation activities and the related financial statement disclosures. Management believes that implementation of SOP 96-1 will not have a material effect on the Company's financial statements.

J. PROMOTIONAL EXPENSES

     Substantial expenditures for advertising and promotion are considered necessary to maintain and enhance the Company's business. These expenditures are included in Selling and Administrative expenses in the year incurred. The following table summarizes the various promotional expenses incurred by the Company.

--------------------------------------------------------------------------------
(in thousands)                                      1996        1995        1994
--------------------------------------------------------------------------------
In-store markdowns ...........................    $6,120     $ 6,121     $ 5,741
Co-op advertising ............................     1,095       1,227       1,314
Displays .....................................       932       1,620       1,124
National advertising & other .................     1,104       1,755       1,849
                                                  ------     -------     -------
     Total ...................................    $9,251     $10,723     $10,028

Percentage of net sales ......................      7.0%        7.7%        7.0%
--------------------------------------------------------------------------------

K. PATENTS, TRADEMARKS AND LICENSES

     The Company owns the rights to various patents, trademarks, trade names and copyrights and has exclusive licenses to market certain products in the United States. The Company's "Pierre Cardin" and "Yves Saint Laurent" (men's), "Anne Klein", "Anne Klein II", and "Guess?" (women's) licenses may be considered material to the Company's business. A change in distribution channels announced by one of the Company's principal Iicensors of men's products has prompted the Company to introduce, commencing in 1997, new men's designer lines. Although management anticipates that the Company will be strengthened by the addition of these new lines, unfavorable consumer acceptance of the new lines could adversely affect future operating results.

================================================================================

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of Swank, Inc.
Attleboro, Massachusetts:

            We have audited the accompanying consolidated balance sheets of Swank, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

            In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Swank, Inc. as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Boston, Massachusetts                            /s/ Coopers & Lybrand L.L.P.
February 18, 1997                                -------------------------------
                                                 Coopers & Lybrand L.L.P.

================================================================================

ABOUT THE COMPANY

            Swank, Inc. is a leading U.S. manufacturer and distributor of men's jewelry, belts, leather accessories and suspenders and women's jewelry. The Company is dedicated to maintaining style and quality leadership in the broad diversity of products it markets.

            The Company's customers are primarily major retailers within the United States. Sales have become more concentrated as a result of consolidations within the retail industry. The Company's ten largest customers represented approximately 63% of consolidated net sales in 1996 compared to 62% in 1995.

            In order to appeal to a large economic cross-section of the buying public, most of Swank's collections are offered in a wide variety of styles and price ranges.

            The Company takes great pride in the strength of its consumer franchise and the brand name recognition of its products such as "Yves Saint Laurent", "Pierre Cardin", "Kenneth Cole", "Geoffrey Beene", "Colours by Alexander Julian", "Anne Klein", "Anne Klein II", "Guess?" and "Swank".

            Approximately 96 sales people and regional managers are engaged in the sale of Company products, working out of offices located in 5 major cities throughout the United States. The Company employs approximately 1,200 people.

            Swank operates three production and distribution facilities, two in Massachusetts and one in Connecticut, and 19 factory outlet stores in 13 states.

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

            The Company's common stock trades on The Nasdaq Small Cap Market tier of The Nasdaq Stock Market under the symbol SNKI. The following table sets forth in 1996 and 1995 the range of high and low sales prices of the Company's Common Stock, as reported by The Nasdaq Stock Market for the calendar quarters indicated.

                                1996                      1995
---------------------------------------------------------------------
Quarter..................  HIGH       LOW             HIGH      LOW
---------------------------------------------------------------------
First.................... $ .94     $ .63            $2.06    $1.06
Second...................  1.22       .63             1.63     1.06
Third....................  1.06       .75             1.56     1.00
Fourth...................   .88       .56             1.25      .75
For the Year............. $1.22     $ .56            $2.06    $ .75
---------------------------------------------------------------------

Number of Record Holders at February 27, 1997 - 1,793
Estimated number of stockholders - 3,797

FORM 10-K

            The Company's Annual Report on Form 10-K will be furnished without charge to stockholders. Written requests for the report should be forwarded to Mr. Christopher F. Wolf, Corporate Secretary, Swank, Inc., P.O. Box 2962, Attleboro, Massachusetts 02703-0962.

                              CORPORATE INFORMATION
================================================================================
                               BOARD OF DIRECTORS

MARK ABRAMOWITZ
Parker Chapin Flattau & Klimpl, LLP

JOHN J. MACHT
The Macht Group, Retail and
Marketing Consultants

JAMES E. TULIN
Senior Vice President-Merchandising

JOHN TULIN
President and Chief Executive Officer

MARSHALL TULIN
Chairman of the Board

RAYMOND H. VISE
Retired Senior Vice President

--------------------------------------------------------------------------------
                                 CORPORATE DATA

EXECUTIVE AND ADMINISTRATIVE OFFICE                PRODUCTION AND
6 Hazel Street                                     DISTRIBUTION FACILITIES
Attleboro, Massachusetts                           Attleboro, Massachusetts
             02703                                 South Norwalk, Connecticut
                                                   Taunton, Massachusetts
EXECUTIVE AND
NATIONAL SALES OFFICES                             GENERAL COUNSEL
90 Park Avenue                                     Parker Chapin Flattau &
New York, New York                                 Klimpl, LLP
             10016                                 1211 Avenue of the Americas
                                                   New York, New York 10036
INTERNATIONAL DIVISION
SALES OFFICE                                       INDEPENDENT ACCOUNTANTS
90 Park Avenue                                     Coopers & Lybrand L.L.P.
New York, New York                                 One Post Office Square
             10016                                 Boston, Massachusetts 02109

REGIONAL SALES OFFICES                             TRANSFER AGENT AND REGISTRAR
Atlanta, Chicago, Dallas                           American Stock Transfer &
Beverly Hills, New York                            Trust Company
                                                   40 Wall Street
                                                   New York, New York 10005
--------------------------------------------------------------------------------
                               CORPORATE OFFICERS

MARSHALL TULIN                                    WILLIAM F. RUBIN
Chairman of the Board                             Senior Vice President -
                                                  Regional Sales
JOHN TULIN
President and Chief Executive Officer             BRUCE SHOPOFF
                                                  Senior Vice President -
RICHARD S. BLUM                                   Regional Sales
Senior Vice President - International
                                                  JAMES E. TULIN
RICHARD V. BYRNES, JR.                            Senior Vice President -
Senior Vice President - Operations                Merchandising

CHRISTOPHER F. WOLF                               LEWIS VALENTI
Senior Vice President -                           Senior Vice President -
Chief Financial Officer,                          Women's Division
Secretary and Treasurer
                                                  BARRY HEUSER
PAUL DUCKETT                                      Vice President - Merchandising
Senior Vice President -                           Belt Division
Distribution and
Retail Store Operations                           FREDERICK M. MOEHLE
                                                  Vice President -
ARTHUR T. GATELY, JR.                             Merchandising
Senior Vice President -                           Women's Division
Administration
                                                  KIMBERLY RENK
MELVIN GOLDFEDER                                  Vice President - Merchandising
Senior Vice President -                           Women's Division
Special Markets

ERIC P. LUFT
Senior Vice President
Men's Division
================================================================================