Form 10-K, Exhibit 13
period 1997-12-31
SWANK INC
filed 1998-03-30
CIK 95779

                          EXHIBIT 13

SWANK (LOGO)

ANNUAL REPORT

1997

To Our Shareholders and Friends

Chairman's Message

  Last year I wrote to you of my optimism for the future and I expressed my view that the Company had turned the corner. In 1997, the emphasis we have been placing on increasing revenues and earnings clearly began to bear fruit. Revenues were ahead this year in both men's and women's products, and it is certainly pleasing to report 1997 pretax earnings, which more than doubled over the previous year.
  I believe that the actions taken by Management to enhance Swank's portfolio of licensed brands will serve your Company well in the future. I also continue to see opportunity in the International Markets, although the current crisis in Asia may slow growth in that part of the world. We continue to work to improve our internal processes and reduce costs, while maintaining the highest standards of quality and design for our products.
  These factors, together with my confidence in Swank's Management team and our employees, form the basis for my enthusiastic view of 1998 and beyond.

Sincerely yours,

/s/ Marshall Tulin

Marshall Tulin,
Chairman
February 13, 1998


President's Letter

  The second year in Swank's rebuilding process is complete and we made substantial progress toward achieving our long-term goal of continuing increases in sales and profits. Sales grew by 3% in 1997, and pretax income grew by 125% over last year to $4,848,000, the highest level since 1992. Income from Operations in 1997 reached a level which was last attained in 1989.
  Gross profit margins were within .5% of last year, so that earnings benefited directly from the increase in 1997 sales volume. In addition, selling and administrative expenses decreased both in dollars and as a percentage of sales.
  Our 1997 results were particularly gratifying in light of the very substantial challenge faced by Swank in introducing entirely new Collections of Yves Saint
Laurent, Geoffrey Beene and Kenneth Cole men's
accessories.  We are quite encouraged by the reaction of
our customers and consumers to these new licensed men's brands, both in 1997 and thus far in 1998.
  We are also pleased by the strengthening we saw in Anne Klein and Guess? women's jewelry business in the 1997 fall season. Our existing portfolio of licences should facilitate our ability to increase our share of the men's accessory and women's jewelry markets. We will continue to pursue new license and new market opportunities, both domestically and internationally, in order to help achieve our long-term goals for sales and profits.
  Of course, the credit for the Company's performance belongs to our Management and employees. I am grateful for their efforts, and for those of our Chairman and Board
of Directors.   We are very appreciative of the continued
support and loyalty of our customers, suppliers and stockholders, and will continue to make every effort to justify their confidence.

Sincerely yours,

/s/ John Tulin

John Tulin,
President and Chief Executive Officer
February 13, 1998

Financial Highlights
[CAPTION]
For each of the Five Years Ended
December 31

(In thousands, except share and per share data)	        1997	       1996     	  1995	       1994	       1993
Operating Data:

Net sales	                                          $137,074    $132,642    $140,102    $143,496    $126,770
Cost of goods sold	                                   77,547	     74,396	     85,774	     79,122	     69,002
Gross profit	                                         59,527	     58,246	     54,328	     64,374	     57,768
Selling and administrative expenses	                  53,195	     54,232     	60,193     	58,212     	53,273
Income (loss) from operations	                         6,332	      4,014     	(5,865)	     6,162     	 4,495
Interest charges, net	                                 1,484	      1,855	      2,085	      1,632	      1,446
Income (loss) before income taxes and cumulative
	effect of a change in accounting for income taxes    	4,848	      2,159	     (7,950)	     4,530	      3,049
Provision (benefit) for income taxes	                      1        	860	        994	     (1,042)	       256
Income (loss) before cumulative effect of a change
in accounting for income taxes	                        4,847	      1,299	     (8,944)	     5,572	      2,793
Cumulative effect of a change in accounting
	for income taxes					                                                                                   477
Net income (loss)	                                   $ 4,847	    $ 1,299	   $ (8,944)  	 $ 5,572 	   $ 3,270
Share and per share information:
Weighted average common shares
Outstanding	                                      16,378,645	 16,053,135 	16,135,368	 16,234,892	 16,411,496
Income (loss) before cumulative effect of a
change in accounting for income taxes	                 $ .30	      $ .08	     $ (.55)	     $ .34	      $ .17
Cumulative per share effect of a change in
		accounting for income taxes					                                                                       .03
	Net income (loss) per common share 	                  $ .30	      $ .08   	  $ (.55)	     $ .34	      $ .20
Weighted average common shares
outstanding assuming dilution	                    16,434,541 	16,053,135	 16,135,368	 16,398,008	 16,861,097
Income (loss) before cumulative effect of a
change in accounting for income taxes	                 $ .29	      $ .08	     $ (.55)	     $ .34	      $ .16
Cumulative effect of a change in
		accounting for income taxes					                                                                       .03
	Net income (loss) per share assuming dilution 	       $ .29	      $ .08	     $ (.55) 	    $ .34	      $ .19
Additions to property, plant and
		equipment, net	                                    $ 1,139	    $ 1,132	    $ 2,006 	   $ 1,000	    $ 1,439
Depreciation and amortization	                       $ 2,167	    $ 2,027	    $ 1,523	    $ 1,108	    $   955

Financial Position (In thousands, except per share data)
Current assets	                                      $48,840	    $37,905	    $45,768	    $47,258	    $43,273
Current liabilities	                                  24,485     	18,865	     29,218	     21,877	     19,987
Net working capital	                                  24,355	     19,040	     16,550	     25,381	     23,286
Property, plant and equipment, net	                    6,157	      6,760	      7,457	      6,587	      6,695
Total assets	                                         59,949	     48,787	     57,324 	    57,458	     52,123
Long-term obligations	                                 8,603	      8,591	      7,573	      5,364	      7,524
Stockholders' equity	                                 26,861	     21,331	     20,533	     30,217	     24,612
Stockholder's equity per weighted average
common share assuming dilution	                       $ 1.63	     $ 1.33	    $  1.27	     $  1.84   	$  1.46


Management's Discussion and Analysis
of Financial Condition and Results of Operations
                                                          Percentage Changes
     1997	    1996	     1995	                             	1997-96  	1996-95
                        				   Contribution to Net Sales
	$ 59,186	$ 55,988 	$ 59,271	  Men's and Women's Jewelry	       6%	      (6%)
	  75,098	  72,967	   74,786	  Men's Leather Accessories	       3%	      (2%)
	   2,790	   3,687	    6,045	  Other Products*	               (24%)	    (39%)
	$137,074	$132,642	 $140,102	  Total Net Sales	                 3%	      (5%)
				                           Contribution to Gross Profit
	$ 29,015	$ 26,054	 $ 25,323  	Men's and Women's Jewelry	      11%	       3%
	  29,077	  30,325	   27,335	  Men's Leather Accessories	     (4)%    	  11%
	   1,435	   1,867	    1,670	  Other Products*	              (23)%	      12%
	$ 59,527	$ 58,246	 $ 54,328	  Total Gross Profit	             2%     	   7%

The table indicates the relative contribution to net sales
and gross profit by principal product categories for each
of the three years ended December 31.  The components of
net sales are gross sales less cash discounts, allowances
and customer returns.	* Includes the men's accessories
(gifts) line which was discontinued during the fourth
quarter of fiscal 1995 and certain merchandise sold
through factory outlets.



Results of Operations
  The following discussion should be read in conjunction with the consolidated financial statements and notes, thereto.

1997 vs. 1996
Net Sales
  Net sales for the year ended December 31, 1997, increased
by $4,432,000 from 1996, reversing the downward trend
experienced over the preceding two years.  Men's and
Women's Jewelry net sales increased $3,198,000, and Men's
Leather Accessories' net sales increased $2,131,000, while
net sales of Other Products decreased $897,000 for the
year. After over two years of a lackluster retail
environment for fashion accessories there are some
indications that conditions are becoming more favorable.
The market for Women's Jewelry strengthened during the
just concluded Fall season. In addition, management
believes that net sales gains resulted from improved
merchandising in the Company's Women's lines.  Market
reaction to the Company's new Men's designer lines: Yves
Saint Laurent, Geoffrey Beene and Kenneth Cole has been
very encouraging.   Net sales in 1997 benefited from the
initial   distribution   of products in  the Company's new
Men's designer lines. However, net sales during the first half of 1997 may have been adversely affected by a reduction in orders for established products by certain retailers due to their desire for these new collections.
Management anticipates that the strength of the new brands will be of ongoing benefit to the Company.
  Net sales at the Company's factory outlets constituted less than 5% of consolidated net sales during 1997, down from over 6% last year. Same store sales increased slightly. The Company closed eight unprofitable stores in 1997 leaving seventeen still in operation. No further closings are presently planned, although management continues to assess the performance of each store.
Management believes that factory outlets remain a valuable distribution channel for the disposition of excess and/or discontinued inventory.
  As described in Note B to the accompanying consolidated financial statements, the Company reduces sales and cost of sales by the estimated effect of future returns of current period shipments. Overall returns experience in 1997 was approximately the same as in the previous year, exclusive of incremental returns directly associated with transitions to the new Men's designer lines. As described further below, the 1996 financial statements included provisions for returns and in-store markdowns (the latter designed to minimize returns) specifically associated with retail transitions to the new Men's designer lines. The difference between these provisions and the actual costs incurred had no material effect on the Company's 1997 financial statements. Each Spring, upon completion of processing returns from the preceding Fall season, the Company records adjustments to net sales to reflect the variance between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year. These adjustments were as follows:


Increase (decrease) in net sales -
	(in thousands)                        1997      	1996   	Change

Men's and Women's Jewelry             	$292	    $1,059	   $(767)
Men's Leather Accessories	              752	       188	     564
Other Products	                          (3)      	138	    (141)
Increase in Net Sales        	        $1,041	    $1,385	   $(344)

Gross Profit
  Gross profit for the year ended December 31, 1997 increased $1,281,000, or 2.2%, principally as a result of increased net sales. Gross profit margins expressed as a percentage of net sales decreased slightly to 43.4% from 43.9% last year, primarily as a result of increased royalties to licensors which are included in cost of sales. During 1996, the Company entered into extensions and/or modifications of its principal existing licenses for designer names and executed agreements for important new ones.
  Men's and Women's Jewelry gross profit increased
$2,961,000 for the year ended December 31, 1997, principally from increased net sales of Women's Jewelry, favorable product mix and continued focus on markups.
Men's Leather Accessories gross profit decreased
$1,248,000, due primarily to increased product costs for small leather goods and also the effects of increased royalties as described above. Gross profit for Other
Products, which include certain merchandise sold through the Company's factory outlets, decreased $432,000 on lower net sales.
  Gross profit includes adjustments to record the variance between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year.

Increase (decrease) in gross profit -
	(in thousands)                  	      1997	      1996     	Change

Men's & Women's Jewelry                	$210	      $674	     $(464)
Men's Leather Accessories               	476        	72	       404
Other	                                    (2)      	310      	(312)
Increase in Gross Profit	               $684  	  $1,056	     $(372)


Selling and Administrative Expenses

  Selling and administrative expenses decreased $1,037,000, or 1.9%, for the year and, expressed as a percentage of sales, decreased from 40.9% to 38.8%. Selling expenses generally grew proportionately with the increase in net sales. Advertising and promotion expenses (see table under "Promotional Expenses" below) decreased by about
$232,000. In-store markdowns in 1996 included a provision of approximately $1,000,000 to minimize customer returns in connection with the 1997 transition in Men's designer lines. Administrative expenses benefited in 1997 from a decrease in the provision for bad debts of approximately
$539,000 following favorable bad debts experience. In addition, the expenses required to reflect the appropriate liabilities for environmental and other long-term obligations decreased in 1997 by approximately $400,000 and $650,000, respectively.

Interest Expense
  Interest expense decreased $371,000, or 20%, for the year
although the weighted average interest rate was slightly
higher than the prior year.   Monthly average borrowing
levels were lower than in 1996. The Company entered 1997 with no outstanding balance on its revolving credit financing and did not commence substantial borrowings until late in February 1997.

Provision for Income Taxes
  An income tax benefit of $2,389,000 was recognized in 1997 upon the elimination of the remainder of the valuation allowance against deferred tax assets which had been established in 1995. This adjustment offset the income tax expense associated with the current year's pretax income
and resulted in a net   provision for income taxes of only
$1,000 for the year. Management believes that the Company's history of profitable performance and the actions it has undertaken to enhance future performance enable the Company to meet the criteria for assuming that it is more likely than not that deferred tax assets will be realized from future taxable income.
  In 1996, the Company recorded an income tax provision at a combined federal and state effective tax rate of 39.8%, which approximated the combined statutory rate. The Health Insurance and Accountability Act of 1996 eliminates the deduction of interest on policy loans on a significant portion of the Company's corporate owned life insurance
(See Note F to the financial statements) by 1999 and, therefore, substantially increases the after tax cost of maintaining these policies. The Company is not committed to maintaining the affected policies and, unless a better strategy emerges, expects to surrender these policies in 1998. A deferred income tax liability was established in 1996 for the income taxes on the previously untaxed increases in policy values that will become due over a four year period upon surrender of the policies. The 1997 and 1996 increases in policy values have been treated as temporary differences. The Company established a valuation allowance in the fourth quarter of 1995 to reduce deferred tax assets to a level management believed more likely than not will be realized. The expectation in 1996 of additional future taxable income from the surrender of the insurance policies reduced the requirement for a valuation allowance by an equivalent amount and the incremental deferred taxes recorded in 1996 did not alter that year's effective rate.

Net Income Per Share
  In 1997, the Company adopted Statement of Financial
Accounting Standards No. 128, "Earnings per Share", which replaced primary and fully diluted earnings per share with "basic" and "diluted" earnings per share. Net income
(loss) per common share or basic earnings per share are determined without regard to options which were formerly included as common stock equivalents in the computation of primary earnings per share. Net income (loss) per share assuming full dilution includes the effects of options.
All net income (loss) per share amounts are adjusted to include, where appropriate, shares held by the Company's employee stock ownership plan and deemed to be allocated to participants and have been restated, as appropriate, for all periods presented.

1996 vs. 1995
Net Sales
  Net sales for the year ended December 31, 1996, decreased by $7,460,000 from 1995. Men's and Women's Jewelry net sales decreased $3,283,000. Men's Leather Accessories' net sales decreased $1,819,000 and Other net sales decreased
$2,358,000 for the year. Gross shipments declined from the prior year's level in each line, including the effect of lower volume at the Company's factory outlets as further discussed below. The market for Women's Jewelry continued to be difficult due to a lackluster retail environment for fashion accessories and emphasis on competitively priced, career oriented products. In addition, all product lines have been affected by the continuing consolidation among major retailers. A change in distribution channels announced by one of the Company's principal licensors of men's products has prompted the Company to introduce, commencing in 1997, new men's designer lines. Net sales of Men's Leather Accessories in 1996 have been reduced by anticipated additional returns in connection with the pending product transition.
  Net sales at the Company's factory outlets declined 27% for the year ended December 31, 1996 and constituted approximately 6% of net sales for the year. Same store sales declined approximately 4% and sales decreased approximately 23% as a result of the closure of fifteen unprofitable stores in 1996. An additional 3 stores were closed in January 1997. The Company believes that factory outlets are still a valuable distribution channel for the disposition of excess and/or discontinued inventory and continues to assess the performance of each store.
  As described in Note B to the financial statements, the Company reduces sales and cost of sales by the estimated effect of future returns of current period shipments.
Overall returns experience in 1996 was generally more favorable than last year. In 1995, the Company shifted emphasis on women's jewelry from higher margin fashion products to more competitively priced career oriented products. This action produced heavier returns due to the necessity of changing the merchandise presentation at the store level. Each Spring, upon completion of processing returns from the preceding Fall season, the Company records adjustments to net sales to reflect the difference in actual sales returns versus the estimates accrued at the end of the preceding year. These adjustments were as follows:

Increase (decrease) in net sales -
	(in thousands)	                       1996	        1995    	Change

Men's & Women's Jewelry	             $1,059     ($1,642)	    $2,701
Men's Leather Accessories              	188	        (37)	       225
Other	                                  138       	(312)	       450
Increase (decrease)
in Net Sales	                        $1,385	    ($1,991)	    $3,376


Gross Profit
  Gross profit for the year ended December 31, 1996 increased $3,918,000, or 7.2%. Gross profit expressed as a percentage of net sales increased to 43.9% from 38.8%.
Increased margins in 1996 are attributable to reductions in product costs and lower costs associated with the reduced level of customer returns. As part of an effort to enhance margins and respond to the competitive price pressures in the fashion goods industry, the Company increased its utilization of off-shore and domestic manufacturing suppliers for sourcing certain of its products. In addition, the Company initiated continuing programs to make its factories more competitive through reductions in overhead and through improvements in various processes. The Company's asset management program enabled it to maintain lower inventory levels throughout 1996 which resulted in significantly reduced costs associated with inventory shortages, obsolescence and markdowns compared to 1995. More favorable returns experience also contributed to a reduction in inventory handling costs. Royalties to licensors of the Company's designer names are included in cost of sales. During 1996, the Company entered into extensions and/or modifications of its principal existing licenses and executed agreements for important new ones. The Company is likely to incur increases in future royalty expense as a result of these agreements. However, management believes that the benefits to be derived from these licenses will offset the incremental costs. The Company's gross profit in 1995 was depressed by increased markdowns needed to dispose of excess inventory, higher production costs and an unfavorable product mix.
  Men's and Women's Jewelry gross profit increased $731,000 for the year ended December 31, 1996, in spite of decreased net sales, and Men's Leather Accessories gross profit increased $2,990,000, also on reduced net sales.
Both increases were primarily attributable to the reductions in product costs discussed in the preceding paragraph as well as favorable returns experience. Gross profit for Other lines, which include certain merchandise sold through the Company's factory outlets and, in 1995, included residual sales of items in the Company's discontinued men's accessories (gift) lines increased
$197,000.
  Gross profit includes adjustments relating to customer returns that reflect the differences between amounts estimated at the end of the preceding year and actual returns as follows. The incremental 1996 year end provision for returns associated with the transition in Men's designer lines substantially offset the aggregate benefit realized earlier in the year.

Increase (decrease) in gross profit -
	(in thousands)	                         1996	        1995     	Change

Men's & Women's Jewelry	                $674	       ($990)     	$1,664
Men's Leather Accessories	                72	           2	          70
Other	                                   310        	(172)        	482
Increase (decrease)
in Gross Profit	                      $1,056      ($1,160)	     $2,216


Selling and Administrative Expenses
  Selling and administrative expenses decreased $5,961,000, or 9.9% for the year and, expressed as a percentage of sales, decreased from 43.0% to 40.9%. Compensation and related fringe benefits decreased by approximately
$2,999,000, net of an increase in the contribution to the Company's retirement plan of approximately $990,000.
Personnel reductions and lower commission rates were initiated late in 1995 as part of the Company's cost reduction program. Advertising and promotion expenses
(see table under "Promotional Expenses" below) decreased by $1,472,000 in 1996, primarily due to reduced expenditures on displays, fixtures, and national advertising. In-store markdowns in 1996 include a provision of approximately $1,000,000 to be utilized during the first half of 1997 to minimize customer returns in connection with the transition in Men's designer lines.
In 1995, advertising and promotion included display and refixturing costs associated with the change in Women's
Jewelry from fashion to competitively priced products at the store level, costs of the Company's efforts to penetrate new markets and expand market share, and in-store markdowns given to retailers demanding more promotional activity in a sluggish retail environment. The provision for bad debts decreased by $174,000. Additional expense was recognized in 1995 after one of the Company's customers filed reorganization proceedings in January
1996.

Interest Expense
  Interest expense decreased $230,000, or 11%, for the year even though the weighted average interest rate was slightly higher than the prior year. Borrowing levels in the last half of 1996 were lower because of increased focus on asset management, particularly inventories, and reduced requirements to finance accounts receivable in a period of lower net sales.

Promotional Expenses
  Substantial expenditures for advertising and promotion are necessary to enhance the Company's business and minimum expenditures are increasingly required by the Company's licensors. Advertising and promotion expenses decreased by $232,000 in 1997 primarily because of the additional provision for in-store markdowns in 1996, as described below. Advertising and promotion expenses decreased by $1,472,000 in 1996 primarily due to reduced expenditures on displays, fixtures, and national advertising. This decrease is net of a provision of approximately $1,000,000 recorded in 1996 for additional in-store markdowns expected during the first half of 1997 to minimize customer returns in connection with the transition in Men's designer lines. In 1995, the Company adjusted its women's jewelry inventory presentation at the retail level to put more emphasis on competitively priced career-oriented merchandise. This change, combined with the Company's efforts to penetrate new distribution channels and increase market share in a sluggish retail environment, required substantial promotional activity.
The table below summarizes the various promotional expenses incurred by the Company.

          	                       1997	      1996      	1995
In-store markdowns	             $5,442    	$6,120    	$6,121
Co-op advertising	               1,106	     1,095	     1,227
Displays	                        1,357	       932	     1,620
National advertising and other	  1,114	     1,104	     1,755
	Total	                         $9,019	    $9,251	   $10,723
Percentage of net sales	           6.6%	      7.0%	      7.7%

Interest Charges
  The average monthly amount of short-term borrowings and related weighted average interest rates were, respectively, $8,296,000 and 10.78% in 1997, $13,218,000 and 10.44% in 1996, and $18,266,000 and 10.32% in 1995.

Liquidity and Capital Resources
  As is customary in the fashion accessories industry, substantial percentages of the Company's sales and earnings occur in the months of September, October and November, during which the Company makes significant shipments of its products to retailers for sale during the holiday season. As a result, receivables peak in the fourth quarter. The Company generally builds its inventory during the first three quarters of the year to meet the demand for the holiday season. The required cash is provided by a revolving credit facility.
  In 1997, stocking to support the addition of three new licensed brands and anticipated increases in customer demand  combined to increase inventory at December 31,
1997 by $8,597,000 over the preceding year end.   In 1996,
inventory decreased $6,800,000 from December 31, 1995, primarily as a result of improved management to align inventories more closely with sales, increased sales of excess inventory, discontinuing the sale and distribution of the men's accessories (gifts) product line in 1995, and
a reduction in the number of retail outlets.
  Cash Flows. Cash used by operations in 1997 totaled $6,131,000, primarily from increased investments in inventory and accounts receivable which were only partly offset by 1997 net income and depreciation and amortization. In 1996, cash provided by operations was $15,386,000 of which 44% was attributable to decreased inventory and the remainder consisted primarily of net income, depreciation and amortization and a reduction in accounts receivable. Working capital increased by approximately $5,315,000 in 1997 and by $2,490,000 in
1996. Cash used in investing activities for capital expenditures was $1,072,000 in 1997 and $1,070,000 in 1996. Financing activities provided $5,567,000 in cash in 1997 through an increase in short-term borrowings which exceeded principal repayments on long-term obligations. Financing activities used $12,566,000 in 1996, consisting primarily of repayments of borrowings under revolving credit agreements and debt issuance costs.
  Financing Arrangements. The Company obtained revolving credit financing on May 24, 1996 from IBJ Schroder Bank & Trust Company, as agent (the "Lenders") for up to $25,000,000 with a sublimit of $3,000,000 in letters of credit (the "Revolving Credit Agreement"). The proceeds of the Revolving Credit Agreement were used, in part, to repay all but $4,000,000 of the outstanding balance under
a 1995 Agreement with other banks as further described
below.
  The Revolving Credit Agreement is available through April 1999 and is collateralized by all of the Company's assets. The Lenders have a senior lien position on all assets other than real property, improvements and certain
fixtures, in which the   other banks maintain a senior
position to collateralize a Term Loan, as described below, and in which the Lenders have a subordinate lien. The Revolving Credit Agreement permits the Company to borrow against a percentage of eligible accounts receivable and inventory and its loans bear an interest rate of 1.5% over the Lenders' prime lending rate. The Revolving Credit Agreement also contains a facility fee of 1/2% per annum on the unused portion of the revolving credit facility and a closing fee of $500,000 was paid at the closing date.
  The terms of the Revolving Credit Agreement include covenants requiring the Company to maintain certain financial ratios including interest coverage, leverage and quarterly inventory turnover. The Revolving Credit
Agreement also includes covenants limiting capital expenditures and additional indebtedness and requiring profitability. The Company believes the inventory turnover covenant to be the most restrictive, requiring minimum inventory turnover, as defined, up to 2.25 times annually. The Revolving Credit Agreement also prohibits the payment of dividends. Management believes this credit facility will meet the Company's working capital needs until May, 1999.
  In connection with the refinancing, the other banks amended and restated the 1995 Agreement (described below) to provide the Company with a $4,000,000 term loan (the "Term Loan") in lieu of a like amount of revolving credit debt then outstanding under the 1995 Agreement. The Term Loan is payable in $200,000 quarterly increments which began in June 1997 with a final payment of the balance in May 1999, if not prepaid earlier pursuant to annual prepayments based on excess cash flow, as defined. The Company prepaid $705,000 in 1997 and is required to prepay an additional amount of approximately $625,000 by March
31, 1998. The Term Loan bears interest at 2.5% over the other banks' prime lending rate and is collateralized by a senior lien on real property and certain improvements and a subordinate lien on all other assets. The Term Loan also contains an annual facility fee of 2% of the Term Loan and a maximum success fee of $450,000 of which $225,000 is payable at maturity and the balance is payable in six equal monthly installments thereafter. The Term Loan incorporates the covenants contained in the Revolving
Credit Agreement.
  The financing agreements include provisions specifying that a material adverse effect, as determined by the lenders, in the financial position or results of operations of the Company is an event of default. As such, the portion of the Term Loan which would otherwise be classified as long-term has been classified as current in the Company's balance sheets at December 31, 1997 and 1996. Based upon present information and the Company's operating plans for fiscal 1998, the Company expects that it will continue to meet the financial covenants contained in the Revolving Credit and Term Loan Agreements and that eligible assets will provide a sufficient borrowing base to meet the Company's seasonal working capital needs for 1998.
  During 1995, a revolving credit agreement, as modified, with other banks (the "1995 Agreement") provided loans and letters of credit in an amount up to $32,000,000 at prime plus 2.5%. Due primarily to the Company's net loss in fiscal 1995 and the resulting failure of the Company to meet various financial covenants under the 1995 Agreement, the banks requested that the Company investigate alternative sources of working capital.

Environmental Matters
  Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate.
Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. In 1997, the Company adopted Statement of Position 96-1, "Environmental
Remediation Liabilities" ("SOP 96-1"), issued by the
American Institute of Certified Public Accountants.  SOP
96-1 provides guidance on the recognition of expenses related to environmental remediation activities and the related financial statement disclosures. Adoption of SOP
96-1 did not have a material effect on the Company's financial statements. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.
Generally, adjustments to these accruals coincide with the completion of a feasibility study or the Company's commitment to a formal plan of action or other appropriate benchmark.

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

Year 2000
  Management's present assessment is that the Company will be able to modify its significant software systems on a timely basis to make them Year 2000 compliant without material effects on the Company's business or results of operations. The Company's principal retail customers have been extending the scope of their electronic interfaces with the Company and management believes that this is likely to continue. To date, the Company has been able to respond to its customers' Year 2000 requirements without material effects on the Company's business or results of operations and management presently has no reason to believe that the Company will not be able to continue to do so.

FAS 131 Disclosures About Segments of an Enterprise and
Related Information
  This statement is effective for 1998. The new criteria which are contained therein for identifying reportable business segments will result in the Company reporting two segments, Men's products and Women's products, in its financial statements next year rather than the single segment currently reported.

"Forward Looking Statements"
  Certain of the preceding paragraphs contain "forward looking statements" under the securities laws of the United States. Actual results may vary from anticipated results as a result of various risks and uncertainties, including sales patterns, overall economic conditions, competition, pricing, consumer buying trends and other factors.

Swank, Inc.
Consolidated Balance Sheets as of December 31

(Dollars in thousands)

Assets                                              1997       1996
Current:
Cash and cash equivalents	                       $ 1,235	   $ 2,871
Accounts receivable, less allowances
of $9,706 and $10,463	                            12,173	     7,977
Inventories:
		Raw materials	                                   4,341	     3,930
		Work in process                                 	6,758	     5,122
 	Finished goods 	                                19,868	    13,318
				                                              30,967    	22,370
	Deferred income taxes	                            3,242	     2,921
	Prepaid and other	                                1,223	     1,766
		Total current assets	                           48,840	    37,905
Property, plant and equipment, at cost:
	Land and buildings	                               7,568     	7,452
	Machinery and equipment	                         15,895	    14,966
	Improvements to leased premises	                    868	       842
 Capital leases	                                   1,471	     1,404
			                                              	25,802	    24,664
Less accumulated depreciation
	and amortization	                                19,645	    17,904
		Net property, plant and equipment	               6,157	     6,760
Other assets	                                      4,952     	4,122
Total Assets	                                    $59,949	   $48,787

Liabilities
Current:
	Notes payable to banks	                         $ 7,517 	 $      0
	Current portion of long-term debt                	1,804	     1,637
	Term loan classified as current	                  1,295	     2,700
	Accounts payable	                                 4,391	     3,331
	Accrued employee compensation 	                   5,077	     4,776
	Accrued royalties payable	                        1,532	     1,318
	Income taxes payable	                               253	     1,483
	Other liabilities	                                2,616     	3,620
		Total current liabilities	                      24,485    	18,865
Long-term obligations	                             8,603	     8,591
Total Liabilities	                               $33,088	   $27,456

Commitments and contingencies (Note I)

Stockholders' Equity
Preferred stock, par value $1.00:
Authorized 1,000,000 shares
Common stock, par value $.10:
Authorized 43,000,000 shares:
		issued 16,843,042 and 16,843,042 shares	        1,684	      1,684
Capital in excess of par value	                     570        	852
Retained earnings	                               25,623	     20,776
				                                             27,877	     23,312
	Deferred employee benefits                       	(307)    	(1,272)
Treasury stock at cost, 333,519
	and 333,519 shares	                               (709)      	(709)
		Total stockholders' equity	                    26,861     	21,331
Total liabilities and stockholders' equity	     $59,949	    $48,787


The accompanying notes are an integral part of the consolidated financial statements.

Swank, Inc.
Consolidated Statements of Operations

For Each of the Three Years Ended
December 31

(In thousands, except share and per share data)
                                               			            1997		      1996	        1995
Net sales	                                                $137,074	   $132,642	     $140,102
Cost of goods sold	                                         77,547	     74,396	       85,774
Gross profit	                                               59,527	      58,246	      54,328
Selling and administrative expenses	                        53,195	      54,232	      60,193
Income (loss) from operations                               	6,332	       4,014 	     (5,865)
Interest charges, net	                                       1,484	       1,855	       2,085
Income (loss) before income taxes	                           4,848	       2,159	      (7,950)
Provision for income taxes	                                      1         	860	         994
Net income (loss) 	                                        $ 4,847	     $ 1,299	    $ (8,944)


Net income (loss) per common share	                          $ .30	       $ .08	      $ (.55)
Net income (loss) per common share assuming dilution        	$ .29	       $ .08	      $ (.55)
Weighted average common shares outstanding	             16,378,645	  16,053,135	  16,135,368
Weighted average common shares outstanding
assuming dilution	                                      16,434,541	  16,053,135 	 16,135,368




Consolidated Statements of Changes in Stockholders' Equity

For Each of the Three Years	  	         	      Deferred Employee
Ended December 31,        	       Common	  Capital in		                    Benefits        	  Treasury Stock
1997, 1996 and 1995	           Stock,Par	  Excess of	   Retained	      Number		              Number
(Dollars in thousands)	       Value $.10	  Par Value	   Earnings	   of Shares	   Amount	  of Shares	    Amount

Balance, December 31, 1994	      $ 1,680	      $ 825	    $28,421		 	                        333,519	   $ (709)
Exercise of employees'
	stock options	                        4	         27
Advance to retirement plan				                                         664,461	$   (771)
Net loss			                                               (8,944)
Balance, December 31, 1995	        1,684	        852	     19,477      	664,461	    (771)	   333,519	     (709)
Advance to retirement plan				                                         610,327 	   (501)
Net income			                                              1,299
Balance, December 31, 1996	        1,684	        852	     20,776	    1,274,788  	(1,272)	   333,519	     (709)
Advance to retirement plan				                                         514,437	    (307)
Allocation to plan participants		               (282)	              (1,274,788)  	1,272
Net income			                                              4,847
Balance, December 31, 1997	      $ 1,684	      $ 570	    $25,623	      514,437	  $ (307)	   333,519	   $ (709)


The accompanying notes are an integral part of the consolidated financial statements.


Consolidated Statements of Cash Flows
(Dollars in thousands)
For Each of the Three Years Ended December 31

                                             	                1997	    1996   	  1995
Cash flow from operating activities:
Net income (loss) 	                                        $ 4,847 	$ 1,299 	$ (8,944)
Adjustments to reconcile net income to net cash
provided by (used in) operations:
		Increase (decrease)  in accounts receivable allowances	    (757)   	1,366   	  (387)
		Depreciation and amortization	                            2,167   	 2,027	    1,523
		(Gain) loss on sale of fixed assets                         	(1)      	55
		Decrease (increase) in deferred taxes	                     (321)	    (632)	   2,649
		Decrease (increase) in recoverable income taxes		                   1,665	   (1,665)
		Increase in postretirement benefits                        	258	      279	      331
Change in assets and liabilities:
			(Increase) decrease in accounts receivable	             (3,439)	   1,361	    3,557
			(Increase) decrease in inventories	                     (8,597)	   6,800	   (3,021)
			(Increase) in prepaid and other	                          (696)	    (568)  	(1,090)
			(Decrease) increase in income taxes payable	            (1,230)	   1,483   	(1,826)
			Increase (decrease) in accounts payable, accrued
				and other liabilities	                                  1,546	     (875)	     548
			Increase in long-term obligations	                          92	    1,126	    2,274
				Net cash provided by (used in) operations	             (6,131)	  15,386 	  (6,051)
Cash flow from investing activities:
	Net capital expenditures	                                 (1,072)  	(1,070)	    (663)
				Net cash used in investing activities	                 (1,072)	  (1,070)  	  (663)
Cash flow from financing activities:
	Borrowings under revolving credit agreements	             54,304	   84,615	   37,550
	Payments of revolving credit obligations	                (46,787)	 (95,415)  (27,750)
	Debt issuance costs		                                               (1,001) 	   (458)
	Principal payments on long-term obligations	              (1,643)	    (264)	  (2,920)
	Advance to retirement plan	                                 (307)	    (501)	    (771)
	Proceeds from exercise of employees' stock options			                             31
				Net cash provided by (used in) financing activities	    5,567	  (12,566)	   5,682
Net increase (decrease) in cash and equivalents           	(1,636)	   1,750   	(1,032)
Cash and cash equivalents at beginning of year		            2,871	    1,121  	  2,153
Cash and cash equivalents at end of year	                   1,235	  $ 2,871 	  $1,121
Cash paid during the year for:
		Interest                                               	$ 1,384	  $ 1,779	   $2,102
		Income taxes	                                           $ 1,789	 	           $1,794
Noncash transactions:
		Capital lease obligation incurred	                         $ 67	     $ 62   	$1,343
		Allocation of shares to ESOP participants	              $ 1,272

The accompanying notes are an integral part of the consolidated financial statements.


Notes to Consolidated Financial Statements

A.  The Company
  The Company is engaged in the manufacture, sale and distribution of men's jewelry, belts, leather accessories and suspenders and women's jewelry. Its products are sold both domestically and internationally, principally through department stores, and also through specialty stores and mass merchandisers. The Company operates a number of factory outlet stores primarily to distribute excess and out-of-line merchandise.

B.  Summary of Significant Accounting Policies
Basis of Presentation
  The Consolidated Financial Statements include the accounts of Swank and a wholly-owned foreign sales corporation.
All significant intercompany amounts have been eliminated. Dollar amounts are in thousands except for per share data.

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

Revenue Recognition
  Net sales are comprised of gross sales less sales allowances, including cash discounts, and customer returns. Net sales are recorded upon shipment.

Allowances for Accounts Receivable
  The Company's allowances for receivables are comprised of cash discounts, doubtful accounts, in-store markdowns, cooperative advertising and customer returns. Provisions for doubtful accounts, in-store markdowns and cooperative advertising are reflected in selling and administrative expenses. The allowance for customer returns results from the reversal of sales for estimated returns and associated costs. These allowances are generally at their seasonal highs on December 31. Reductions of these allowances occur principally in the first and second quarters when the balances are adjusted to reflect actual charges as processed. These allowances are estimates made by management based on historical experience, adjusted for current conditions, and may differ from actual results.
The provision for bad debts for 1997, 1996 and 1995 was $92, $631 and $805, respectively.

Cash Equivalents
  For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Inventories
  Inventories are stated at the lower of cost (principally average cost which approximates FIFO) or market. The
Company's inventory is considered fashion oriented and, as a result, is subject to risk of rapid obsolescence.
Management believes that inventory has been adequately marked down, where appropriate, and that the Company has adequate channels to dispose of excess and obsolete inventory.
  In connection with the purchase of gold for manufacturing requirements, the Company may enter into commodity forward contracts to reduce the risk of future price fluctuations.
These contracts are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of the product cost. At December
31, 1997 and 1996, the Company had no outstanding gold contracts.

Property, Plant and Equipment
  Property, plant and equipment are stated at cost. The Company provides for depreciation of plant and equipment by charges against income which are sufficient to write off the cost of the assets on a straight-line or double declining-balance basis over estimated useful lives of 10-45 years for buildings and improvements and 3-12 years for machinery and equipment. Improvements to leased premises are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease.
  The Company has capitalized lease obligations for computer hardware and software equal to the lesser of the present value of the minimum lease payments or the fair market value of the leased property at the inception of the lease. The cost of the leased assets is amortized on a straight line basis over the lesser of the term of the lease obligation or the life of the asset, generally 3 to 5 years.
  Expenditures for maintenance and repairs and minor renewals are charged to expense; betterments and major renewals are capitalized. Upon disposition, cost and related accumulated depreciation are removed from the accounts with any related gain or loss reflected in results of operations.

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

Environmental Costs
  Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate.
Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. In 1997, the Company adopted Statement of Position 96-1 ("SOP 96-1"),
"Environmental Remediation Liabilities," issued by the American Institute of Certified Public Accountants. SOP
96-1 provides guidance on the recognition of expenses related to environmental remediation activities and the related financial statement disclosures. Adoption of SOP 96-1 did not have a material effect on the Company's financial statements.
  Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, adjustments to these accruals coincide with the completion of a feasibility study or the Company's commitment to a formal plan of action or other appropriate benchmark."

Stock-Based Compensation
  The Company measures the cost of stock-based compensation associated with the stock option plans described in Note G using the "intrinsic value" method. Under this method, the increment of fair value, if any, at the date of grant over the exercise price is charged to expense over the period that the employee provides the associated services.
In 1996, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, which include information with respect to stock-based compensation determined under the "fair value" method.
The Company uses the Black-Scholes formula to determine the fair value of options on the grant date.

Fair Value of Financial Instruments
  The carrying value of notes payable to banks approximates fair value because these financial instruments have variable interest rates.

Net Income (loss) per Share
  In 1997, the Company adopted Statement of Financial
Accounting Standards No. 128 "Earnings per Share" which replaced primary and fully diluted earnings per share with "basic" and "diluted" earnings per share. Net income
(loss) per common share or basic earnings per share are determined without regard to options which were formerly included as common stock equivalents in the computation of primary earnings per share. Net income (loss) per share assuming full dilution includes the effects of options.
All net income (loss) per share amounts are adjusted to include, where appropriate, shares held by the Company's employee stock ownership plan and deemed to be allocated to participants and have been restated, as appropriate, for all periods presented.

Concentrations of Credit Risk
  The Company sells products primarily to major retailers within the United States. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses.
  Sales to the Company's two largest customers accounted for 17% and 13% of consolidated net sales in 1997, 17% and 13% of consolidated net sales in 1996 and 19% and 12% in 1995, respectively. These customers represent 16% and 14% of consolidated trade receivables (gross of allowances) in 1997 and 16% and 18% in 1996.

C.  Short-Term Borrowings
                                         1997	        1996	       1995
At December 31:
  Total lines	                          $25,000	     $25,000 	   $32,000
Weighted average
  interest rate	                          10.00%       	9.75%	     11.00%
For the year:
Monthly average borrowing
  outstanding	                           $8,296	     $13,218	    $18,266
Maximum borrowing outstanding
  at any month end	                     $16,712	     $17,800     $28,800
Monthly interest rate
	 (weighted average)  	                   10.78%  	    10.44%	     10.32%
Balance at December 31  	                $7,517          	$0  	  $10,800


  The average amounts outstanding and weighted average interest rates during each year are based on average monthly balances outstanding under the Company's revolving credit facility for seasonal working capital needs.
The Company obtained revolving credit financing on May 24, 1996 from IBJ Schroder Bank & Trust Company, as agent (the
"Lenders"), for up to $25,000 with a sublimit of $3,000 in letters of credit (the "Revolving Credit Agreement"). The proceeds of the Revolving Credit Agreement were used, in part, to repay all but $4,000 of the outstanding balance under a 1995 Agreement with other banks as further described below.
  The Revolving Credit Agreement is available through April
1999 and is collateralized by all of the Company's assets.
The Lenders have a senior lien position on substantially all assets other than real property, improvements and certain fixtures, in which the other banks maintain a senior position to collateralize a Term Loan, as described below, and in which the Lenders have a subordinate lien.
The Revolving Credit Agreement permits the Company to borrow against a percentage of eligible accounts receivable and eligible inventory at an interest rate of 1.5% over the Lenders' prime lending rate. The Revolving
Credit Agreement also contains a facility fee of 1/2%, per annum, on the unused portion of the revolving credit facility. A closing fee of $500 was paid on the closing date.
  The terms of the Revolving Credit Agreement include covenants requiring the Company to maintain certain financial ratios including interest coverage, leverage and quarterly inventory turnover. The Revolving Credit
Agreement also includes covenants limiting capital expenditures and additional indebtedness and requiring minimum profitability. The Company believes the inventory turnover covenant to be the most restrictive, requiring minimum inventory turnover, as defined, up to 2.25 times annually. The Revolving Credit Agreement also prohibits the payment of dividends. Management believes this credit facility will be adequate to meet the Company's working capital needs until May, 1999.
  In connection with the refinancing, the other banks amended and restated the 1995 Agreement (described below) to provide the Company with a $4,000 term loan (the "Term
Loan") in lieu of a like amount of revolving credit debt then outstanding under the 1995 Agreement. The Term Loan is payable in $200 quarterly increments which began in June, 1997 with a final payment of the balance in May, 1999, if not prepaid earlier pursuant to annual prepayments based on excess cash flow, as defined. The
Company prepaid $705 in 1997 and is required to prepay an additional amount of approximately $625 by March 31, 1998.
The Term Loan bears interest at 2.5% over the other banks' prime lending rate, a total of 11% at December 31, 1997, and is collateralized by a senior lien on real property and certain improvements and a subordinate lien on all other assets. The Term Loan also requires an annual facility fee of 2% of the term loan and a maximum success fee of $450, of which $225 is payable at maturity and the balance is payable in six equal monthly installments thereafter. The Term Loan incorporates the covenants contained in the Revolving Credit Agreement.
  The financing agreements include provisions specifying that a material adverse effect, as determined by the lenders, in the financial position or results of operations of the Company is an event of default. As such, the portion of the Term Loan which would otherwise be classified as long-term has been classified as current in the accompanying balance sheets at December 31, 1997 and 1996. Based upon present informa-tion and the Company's operating plans for fiscal
1998, the Company expects that it will continue to meet the financial covenants contained in the Revolving Credit and Term Loan Agreements and that eligible assets will provide a sufficient borrowing base to meet the Company's seasonal working capital needs for 1998.
  During 1995, a revolving credit agreement, as modified, with other banks (the "1995 Agreement") provided loans and letters of credit in an amount up to $32,000, at prime plus 2.5%. Due primarily to the Company's net loss in fiscal 1995 and the resulting failure of the Company to meet various financial covenants under the 1995 Agreement, the banks requested that the Company investigate alternative sources of working capital.

D.  Income Taxes
Provision (benefit) for income taxes:
                                        1997       	1996         	1995
Currently payable (benefit):
	Federal	                               $253     	$1,422     	($1,630)
	State	                                   51	         37	         (35)
 Foreign sales corporation	               18	         33	           9
		                                       322	      1,492	      (1,656)
Deferred:
	Federal	                               (282)	      (493)	      2,037
	State	                                  (39)	      (139)	        613
		                                      (321)	      (632)	      2,650
Total provision	                        $  1       	$860	        $994


Deferred tax provision (benefit)       	1997       	1996	        1995
Accounts receivable reserves	          1,398	      $(697)       	$225
Deferred compensation	                    65	       (122)       	(98)
Inventory capitalization	               (573)        	94       	(136)
Environmental costs	                       5	       (161)      	(116)
Borrowing costs		                                   (178)        	70
Postretirement benefits 	               (152)	      (112)	      (130)
Inventory reserves	                     (119)      	(212)       	(21)
Workman's compensation	                  389	       (230)      	(201)
Termination costs	                       (53)	       (68)      	(166)
Capital leases                           	92	       (253)
Corporate owned
	life insurance                         	621	      3,044
Depreciation	                          (153)	         30        	(7)
AMT credit carryforwards	               627	         345	    (1,010)
State NOL carryforwards	                 50	         315      	(365)
Other items	                           (129)        	(52)	     (159)
Valuation allowance	                 (2,389)	     (2,375)    	4,764
	                                    	$(321)      	$(632)  	$ 2,650

Effective income tax rate:
                                        1997      	  1996       	1995
Statutory federal
income tax rate                       	34.0%       	34.0%    	(34.0%)
State income taxes, net of
	federal tax benefit                   	5.5         	3.3      	(3.6)
Life insurance                         	4.0       	115.5      	(5.5)
Valuation allowance 	                 (49.3)	     (111.5)     	60.1
Allocation of ESOP shares	              1.1	        (4.4)
Other items, net	                       4.7         	2.9      	(4.5)
	                                      	0.0%	       39.8%	     12.5%

Components of the net deferred tax asset
at December 31:
                                        1997	       1996	      1995
Deferred tax assets
	Accounts receivable reserves        	$1,558	     $2,956	    $2,259
	Deferred compensation	                1,764	      1,829	     1,707
	Inventory capitalization	             1,047	        474       	568
	Environmental costs	                    662	        667	       506
	Borrowing costs	                        178	        178
	Postretirement benefits	                668	        516       	404
	Inventory reserves                     	352        	233	        21
	Workman's compensation	                 199	        588	       358
	Termination costs	                      301	        248	       180
	Capital leases	                         161	        253
	AMT credit carryforward	                 38	        665	     1,010
	State NOL carryforwards	                            	50       	365
	Other	                                  526        	397       	345
	Gross deferred asset                 	7,454	      9,054	     7,723
       Less valuation allowance		                 (2,389)   	(4,764)
	Subtotal                             	7,454	      6,665     	2,959
Deferred tax liabilities
Depreciation	                           (547)      	(700)     	(670)
Corporate owned
    life insurance                   	(3,665)    	(3,044)
Net deferred tax asset	               $3,242      	$2,921   	$2,289


  The Health Insurance and Accountability Act of 1996 (the
"Act") eliminates the deduction of interest on policy loans on a significant portion of the Company's corporate owned life insurance (See Note F) on a phased-in basis and, therefore, substantially increases the after tax cost of maintaining these policies. The Company is not committed to maintaining the affected policies and, unless a better strategy emerges, management expects to surrender these policies in 1998. Accordingly, a deferred tax liability was recorded in 1997 and 1996 for the estimated income taxes that will become due over a four year period after the policies are surrendered.
  A valuation allowance was provided in 1996 and 1995 to reduce deferred tax assets to a level which management believed more likely than not to be realized. Alternative minimum tax credit carryforwards are available to reduce future regular federal income taxes over an indefinite period.


E. Long-Term Obligations

Long-term obligations, excluding the current portion, at December 31, were as follows:

		                                               	1997	    1996
1987 deferred compensation plan (1)	            $2,312	  $2,323
1993 deferred compensation plan (1)	             1,909   	1,467
Postretirement benefits other than
	pensions (1)	                                     907     	549
Supplemental death benefits	                       162	     201
Environmental liabilities	                       1,588	   1,588
Other	                                           1,215   	1,615
Long-term portion of capital lease (2)	            510     	848
		                                             	$8,603 	$ 8,591
(1) See Note F
(2) The Company's lease agreements for certain computer hardware and software and have been classified as capital leases for financial reporting purposes. Accumulated amortization of assets under capital leases was $1,106 and $570 as of December 31, 1997 and 1996, respectively. Office equipment and computer hardware with aggregate fair values of approximately $67 and $62 were added to capitalized leases in 1997 and 1996, respectively.

Future minimum lease payments and the present value of the minimum lease payments as of December 31, 1997 were:

1998		         		              $501
1999				                        283
2000		           	              210
2001			                          64
2002			                          18
Subtotal				                  1,076
Imputed interest at 11.0%	    	(104)
Present value of minimum
lease payments				             $972


F.  Employee Benefits
  Effective January 1, 1994, the Company amended and
restated the Swank, Inc. Employees' Stock Ownership Plan
in a merger with the Swank, Inc. Employees' Stock
Ownership Plan No. 2 and the Swank, Inc. Savings Plan. The
combined plans became The New Swank, Inc. Retirement Plan
(the "Plan"). The Plan incorporates the characteristics of
the three predecessor plans, covers substantially all full
time employees and reflects the Company's continued desire
to provide added incentives and to enable employees to
acquire shares of the Company's Common Stock.  The cost of
the Plan has been borne by the Company.
  The savings (401(k)) component of the Plan provides
employees an election to reduce taxable compensation
through contributions to the Plan. Matching cash
contributions from the Company are determined annually at
the Board's discretion. Shares of Common Stock acquired by
the stock ownership component of the Plan are allocated to
participating employees to the extent of contributions to
the Plan, as determined annually at the discretion of the
Board of Directors, and are vested on a prescribed
schedule. Expenses for the Company's contributions to the
Plan were $1,256, $1,238, and $300 in 1997, 1996 and 1995,
respectively. The 1997 and 1996 contributions include $470
and $990, respectively, determined at average fair value,
upon the commitment to allocate 514,437 and 1,274,788
shares, respectively, to participants in the stock
ownership component of the Plan. The allocations of these
shares were made in February of the respective subsequent
years to individual employees' accounts as of December 31
and are reflected in the consolidated statements of
changes in stockholders' equity and as a non-cash
transaction for purposes of the consolidated statements of
cash flows in the year allocated.  At December 31, 1997,
the Plan held a total of 10,046,402 shares of the
Company's outstanding stock. The Company makes loans at 8%
per annum to the Plan to provide the Plan with liquidity
to meet the statutory obligation to purchase shares
tendered by former employees. Outstanding balances were
$307 and $1,272 at December 31, 1997 and 1996,
respectively.  These are classified in the balance sheet
as deferred employee benefits, a reduction in
stockholders' equity.
  The Company provides postretirement life insurance,
supplemental pension and medical benefits for certain
groups of active and retired employees. The postretirement
medical plan is contributory, with contributions adjusted
annually; the death benefit is noncontributory.   The
Company recognizes the cost of postretirement benefits over the period in which they are earned and amortizes the transition obligation for all plan participants on a straight-line basis over a 20 year period which began in 1993.

  The following table sets forth the plans' funded status reconciled to the amount shown in the Company's statement of financial position at December 31:

                                                  1997	        1996
Accumulated postretirement
benefit obligation:
	Retirees	                                    $(2,765)    	$(2,882)
	Fully eligible plan participants	             (1,600)     	(1,437)
	Other plan actives	                           (1,102)       	(937)
		                                            $(5,467)    	$(5,256)
Plan assets at fair value
Accumulated postretirement benefit
obligation in excess of plan assets	          $(5,467)	    $(5,256)
Unrecognized net loss from past ex-
perience different from that assumed
and from changes in assumptions	                1,510	       1,397
Prior service cost not yet recognized
in net periodic postretirement
benefit cost
Unrecognized transition obligation	             2,393	       2,553
Accrued postretirement benefit cost (1)      	$(1,564)	    $(1,306)

(1)	Amounts totaling $657 and $757 have been included in accrued employee compensation as of December 31, 1997 and 1996, respectively. The remaining balance has been included in long-term obligations as set forth in Note E.

	 The weighted-average discount rate used in determining the accumulated postretirement obligation was 7.0% and 7.5% at December 31, 1997 and 1996, respectively.
	Net periodic postretirement benefit cost for 1997, 1996 and 1995 included the following components:

 		                                           1997	  1996	  1995
Service cost-benefits attributed to
service during the period	                     $45   	$42   	$75
Interest cost on accumulated post-
	retirement benefit obligation                	379   	369   	365
Amortization of transition obligation         	160   	160   	160
Amortization of actuarial loss	                 73    	96    	77
Net periodic postretirement benefit cost
included in selling and administrative	       $657	  $667	  $677

  For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997; the rate was assumed to decrease gradually to 5.5% for 1999 and to remain at that level thereafter. The effect of increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $59 and the effect on the service and interest cost components of net periodic postretirement benefit cost for the year then ended would be insignificant.

  Life insurance contracts have been purchased on the lives of certain employees in order to fund postretirement death benefits to beneficiaries of salaried employees who reach age sixty with ten years of service. Proceeds from these contracts are expected to be adequate to fund the Company's obligations although there are likely to be differences in the timing of cash flows over the life of the program. The cost of these contracts is included in the annual cost shown above.

  In 1987 the Company adopted a deferred compensation plan
for certain key executives that provides for payment of
the amounts deferred, plus interest, upon retirement,
death or other termination of employment.  Amounts payable
to participants in this plan aggregated $2,661 and $3,067
at December 31, 1997 and 1996, respectively, of which $349
and $744 have been classified in accrued employee
compensation in 1997 and 1996, respectively.  The balance
of the liability has been included in long-term
obligations (See Note E).  Life insurance contracts
intended to fund the 1987 plan benefits through future
death proceeds were purchased on the lives of the
participants in the plan and on certain other employees.
However, as described in Note D, management anticipates
that these contracts will be surrendered in 1998.
  In 1993, the Company established an additional deferred
compensation plan for certain key executives that provides
for payments of the amounts deferred and the earnings
thereon upon retirement, death or other termination of
employment.  Amounts payable to participants of this plan
aggregated $2,022 and $1,563 at December 31, 1997 and
1996, respectively, of which $113 and $96, respectively,
have been classified in accrued employee compensation. The
balance of the liability has been included in long-term
obligations (See Note E). Variable life insurance
contracts have been purchased on the lives of the plan
participants and on certain other employees in connection
with this plan. These contracts are held in a grantor
trust and the contract values are expected to be adequate
to fund the benefit obligations.
  The net charges related to these deferred compensation
plans are included in selling and administrative expense
and aggregated $819, $856 and $1,153, in 1997, 1996 and
1995, respectively.
  The Company uses loans against the policy cash values to
pay part or all of the annual life insurance premiums,
except for the variable life policies.  The aggregate
gross cash surrender value of all policies was
approximately  $31,604 and $30,339, at December 31, 1997
and 1996, which is included in other assets, net of policy
loans aggregating approximately $26,744 and $26,401,
respectively.   At December 31, 1997, the gross cash
surrender value and related policy loans of those policies anticipated to be surrendered in 1998 were approximately
$23,951 and $23,576, respectively. The Company has no intention of repaying any policy loans and expects that they will be liquidated from future death benefits or by surrender of the policies. Interest on policy loans amounted to approximately $2,041, $2,207 and $2,128 in 1997, 1996 and 1995, respectively, and is included in the net costs of each plan described above. The weighted average interest rate on policy loans was 7.8%, 8.6% and 8.7% at December 31, 1997, 1996 and 1995, respectively.


G.  Stock Options
  Under the Company's employee stock option plans, options were granted to key employees to purchase shares of Common Stock at the market value on the date of grant and are generally exercisable beginning one year after the date of grant and continuing for an additional nine years. No additional options may be granted under the employees' plans.
  In 1994, the Company established a directors' stock option plan pursuant to which options may be granted to non-employee directors to purchase 150,000 shares of Common Stock at market value on the date of grant. Options granted under this plan are for a period of five years and are immediately exercisable. Options to purchase 15,000, 15,000 and 20,000 shares of Common Stock were granted under this plan in 1997, 1996 and 1995, respectively. At December 31, 1997, a total of 85,000 shares of Common
Stock were reserved for future grants under the directors' plan.

  The following table summarizes stock option activity for the years 1995 through 1997:

                                                            Weighted
                                                             Average
                             			Option	      Exercise	      Exercise
			                             Shares	         Price	         Price
Outstanding at
	December 31, 1994	          2,289,607	   $ .94 to $1.17
	Exercised	                   (51,000)	    . 94 to  1.16
	Expired   	                  (55,447)	    . 94 to  1.16
	Granted 	                     20,000	     1.16
Outstanding at
December 31, 1995          	2,203,160	     $.94 to $1.17	      $1.07
Exercised
Forfeited	                   (291,772)		                        1.06
Expired
Granted	                      200,000		                          .70
Outstanding at
December 31, 1996	          2,111,388		                         1.03
Exercised
	Forfeited	                   (80,600)		                         .97
	Expired	                  (1,074,988) 	                        1.16
	Granted	                      15,000 		                         .78
	Outstanding at
	December 31, 1997           	970,800		                         $.89


	The estimated weighted average fair value of options granted in 1996 was approximately $.63 per share on the grant dates determined using a 6.5% interest rate, an expected life of 10 years, expected volatility of .99 and assuming no dividends. The pro forma effect of accounting for options granted in 1996 using the fair value method on 1997 and 1996 net income and net income per share was insignificant.

	Options outstanding as of December 31, 1997 were as follows:

                            		Weighted	  Weighted   	Number	   Weighted
Exercise	            Shares   	Average	   Average	     Exer-    Average
Price	          Outstanding	      Life	     Price	   cisable  	  Price
$.78-$1.28	          55,000	      3.16      	$.97   	 55,000   	  $.97
$.94	               730,800	      3.75	       .94	   730,800       .94
$.69	               185,000	      8.75	       .69	    61,667	      .69
	Total	             970,800   	   4.67  	    $.89   	847,467	     $.92


H.   Net Income  (Loss) Per Share

  Unallocated shares maintained in the Company's Employee
Stock Ownership Plans ("ESOP"), described in Note F, are reflected as a reduction of outstanding shares for earnings per share purposes until such shares are committed to be allocated. At December 31, 1997, 1996 and 1995 the Company had 0, 0 and 664,461 shares, respectively, remaining in its ESOP which were not committed to be allocated.


  The following table sets forth the computation of net income (loss) per share:

                                                           Year Ended December 31,
                                                     1997	        1996	       1995

Numerator:
Net Income (loss) 	                                $4,847	      $1,299	    $(8,944)
Denominators:
Weighted average common shares outstanding	    16,509,523   16,509,523	 16,498,700
Effect of excluding unallocated
shares held in ESOP	                             (130,878)	   (456,388)	  (363,332)
Shares used in computing
net income (loss) per
	common share	                                  16,378,645	  16,053,135	 16,135,368
Effect of dilutive options	                         55,896
Shares used in computing
net income (loss) per
common share
assuming dilution	                              16,434,541 	 16,053,135	 16,135,368
Net income (loss) per
common share	                                        $ .30	       $ .08	     $ (.55)
Net income (loss) per
common share
assuming dilution	                                   $ .29	       $ .08	     $ (.55)



I.  Commitments and Contingencies
  The Company leases certain of its warehousing, sales and office facilities, automobiles and equipment under noncancelable long-term operating leases. Certain of the leases provide renewal options ranging from one to ten years and escalation clauses covering increases in various costs. Total rental expenses amounted to $3,373, $3,811 and $4,109, in 1997, 1996 and 1995, respectively.
  Future minimum lease payments under noncancelable operating leases as of December 31, 1997 are as follows:

1998		                        $2,222
1999		                         1,922
2000		                         1,199
2001	                           	141
Total minimum payments		      $5,484

  The Company owns the rights to various patents, trademarks, trade names and copyrights and has exclusive licenses to market certain products in specified territories, principally in the United States. The
Company's licenses for "Yves Saint Laurent", "Geoffrey
Beene", "Kenneth Cole" and "Pierre Cardin" (men's), and
"Anne Klein", "Anne Klein II', and "Guess?" (women's) may be considered material to the Company's business. The
Company is obligated to pay minimum royalties under certain license agreements as follows: 1998- $3,056; 1999-
$3,991; 2000- $2,023; 2001- $1,849; and 2002- $850.
Generally, the license agreements require the Company to provide various forms of advertising and promotion support determined as a percentage of annual net sales of licensed merchandise and licensors generally retain audit rights for a specified period. Management believes that the Company's license obligations have been adequately reflected in the accompanying financial statements.
  On June 7, 1990 the Company received notice from the United States Environmental Protection Agency ("EPA") that it, along with fifteen others, had been identified as a Potentially Responsible Party ("PRP") in connection with the release of hazardous substances at a Superfund Site located in Massachusetts. This notice does not constitute the commencement of a proceeding against the Company or necessarily indicate that a proceeding against the Company is contemplated. The Company, along with six other PRP's, has voluntarily entered into an Administrative Order pursuant to which, inter alia, they have undertaken to conduct a remedial investigation/feasibility study
("RI/FS") with respect to the alleged contamination at the site. It is the position of the PRP's that the remedial investigation has been completed. The scope of work is within the discretion of the EPA. Accordingly, it is reasonably possible that the Company's potential obligation may change in the near term. The Company's share of costs for the RI/FS is being allocated on an interim basis at approximately 12.5%. This Superfund site is adjacent to a municipal landfill that is in the process of being closed under Massachusetts law. Due to the proximity of the site to the landfill and the composition of waste at the site, the issues are under discussion regarding the site among state and federal agencies and the United States Department of Energy.
  The Company signed a judicial consent decree relating to the Western Sand and Gravel site located in Burrillville and North Smithfield, Rhode Island which was entered on August 28, 1992 by the U.S. District Court for the
District of Rhode Island. The most likely scenario cost estimates for remediation of the ground water at the site range from approximately $2.8 million to approximately
$7.8 million. Based on current participation, the Company's share is approximately 8% of approximately 75% of the costs. The Company and certain other participants have commenced litigation against non-settling potentially responsible parties to seek to obtain reimbursement for their share of the remediation costs. In 1988, the Company received notice that it had been identified as a PRP, together with numerous other companies, in connection with an unrelated site in another state. The Company has appropriately responded but has received no further communications on this matter.
  The estimated liability for costs associated with environmental sites is included in Long-term obligations in the accompanying balance sheets, exclusive of additional amounts of approximately $88 and $100 included in Other liabilities in 1997 and 1996, respectively.
These amounts have not been discounted. Management believes that the accompanying financial statements include adequate provision for environmental exposures.

J. Promotional Expenses
  Substantial expenditures for advertising and promotion are considered necessary to maintain and enhance the Company's business and, as described in Note I, certain license agreements require specified levels of spending. These expenditures are included in Selling and Administrative expenses in the year incurred. The following table summarizes the various promotional expenses incurred by the Company.

(in thousands)	                     1997	     1996	      1995
In-store markdowns	               $5,442	   $6,120	    $6,121
Co-op advertising	                 1,106	    1,095	     1,227
Displays	                          1,357	      932	     1,620
National advertising & other	      1,114	    1,104	     1,755
        Total	                    $9,019	   $9,251	   $10,723
Percentage of net sales	            6.6%    	 7.0%	      7.7%

K. Disclosures About Segments of an Enterprise and Related
Information
    Statement of Financial Accounting Standards No. 131
"Disclosures About Segments of an Enterprise and Related
Information" is effective for 1998. This statement contains new criteria for identifying reportable business segments and, beginning next year, will result in the Company reporting two segments, Men's products and Women's products, in its financial statements rather than the single segment currently reported.

Report of Independent Accountants

To the Stockholders of Swank, Inc.
Attleboro, Massachusetts:

  We have audited the accompanying consolidated balance sheets of Swank, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
  We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Swank, Inc. as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


Boston, Massachusetts
February 13, 1998

/s/ Coopers & Lybrand L.L.P.

Coopers & Lybrand L.L.P.


About the Company

  Swank, Inc. is a leading U.S. manufacturer and distributor of men's jewelry, belts, leather accessories and suspenders and women's jewelry. The Company is dedicated to maintaining style and quality leadership in the broad diversity of products it markets.
  The Company's customers are primarily major retailers within the United States. Sales have become more concentrated as a result of consolidations within the retail industry. The Company's ten largest customers represented approximately 65% of consolidated net sales in 1997 compared to 63% in 1996.
  In order to appeal to a large economic cross-section of the buying public, most of Swank's collections are offered in a wide variety of styles and price ranges.
  The Company takes great pride in the strength of its consumer franchise and the brand name recognition of its products such as "Yves Saint Laurent", "Pierre Cardin", "Kenneth Cole", "Geoffrey Beene", "Colours by Alexander Julian", "Anne Klein", "Anne Klein II", "Guess?" and "Swank".
  Approximately 96 sales people and regional managers are engaged in the sale of Company products, working out of offices located in 5 major cities throughout the United States. The Company employs approximately 1,250 people.
  Swank operates a production facility in each of Massachusetts and Connecticut, a distribution facility in Massachusetts and 17 factory outlet stores in 11 states.

Market for the Company's Common Stock and Related
Stockholder Matters

  The Company's common stock trades on The Nasdaq Stock Market(sm) under the symbol SNKI. The following table sets forth in 1997 and 1996 the range of high and low sales
prices of the Company's Common Stock, as reported by The
Nasdaq Stock Market for the calandar quarters indicated.
                          1997          		1996
Quarter	             High   	 Low   	High	     Low
First	               $.94	   $.53   	$.94    $ .63
Second	               .88	    .63   	1.22   	  .63
Third               	1.00     .66   	1.06   	  .75
Fourth	              1.28   	 .81    	.88	     .56
For the Year	       $1.28  	$ .53	  $1.22 	  $ .56

Number of Record Holders at  February 26, 1998 - 1,745
Estimated number of stockholders - 3,716


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

Regional Sales Offices
Atlanta, Chicago, Dallas, Beverly Hills, New York

Production and Distribution Facilities
Attleboro, Massachusetts
South Norwalk, Connecticut
Taunton, Massachusetts

General Counsel
Parker Chapin Flattau & Klimpl, LLP
1211 Avenue of the Americas
New York, New York 10036

Independent Accountants
Coopers & Lybrand L.L.P.
One Post Office Square
Boston, Massachusetts 02109

Transfer Agent and Registrar
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005

Corporate Officers

Marshall Tulin
Chairman of the Board


John Tulin
President and
Chief Executive Officer

Richard V. Byrnes, Jr.
Senior Vice President-
Operations

Paul Duckett
Senior Vice President-
Distribution and
Retail Store Operations

Arthur T. Gately, Jr.
Senior Vice President-
Administration

Melvin Goldfeder
Senior Vice President-
Special Markets

Eric P. Luft
Senior Vice President-
Men's Division

William F. Rubin
Senior Vice President-
Regional Sales

Bruce Shopoff
Senior Vice President-
Regional Sales

James E. Tulin
Senior Vice President-
Merchandising


Lewis Valenti
Senior Vice President-
Women's Division

Christopher F.  Wolf
Senior Vice President-
Chief Financial Officer,
Secretary and Treasurer

Barry Heuser
Vice President-
Merchandising
Belt Division


Jerold R. Kassner
Vice President-
Controller


Frederick M. Moehle
Vice President-
Merchandising
Women's Division


Kimberly Renk
Vice President-
Merchandising
Women's Division


Robert Rosenberg
Vice President-
Regional Sales