Form 10-K, Exhibit 13
period 1998-12-31
SWANK INC
filed 1999-03-29
CIK 95779

EXHIBIT 13.01

                             SWANK

                          ANNUAL REORT

                              1998



                To Our Shareholders and Friends

Chairman's Message

  1998 was another year of improved sales and earnings for SWANK.
The Company continued its concentration on expanding its sales by increasing its share of market. Our goal is to become an ever more important factor in the Men's and Women's accessories businesses.

  We are encouraged by the Company's profit performance this year even though we believe that the Company's performance could have been even better had the general economic environment not softened so dramatically in the third quarter.

  We look forward to 1999 as a year of opportunity for SWANK.
Our task is to consolidate the gains the Company has made over the past several years, and aggressively pursue increased sales and earnings for the future.

  SWANK can trace its origins to the turn of the 20th century; it gives us a great sense of pride to enter our second century with renewed optimism.

Sincerely,

/s/ Marshall Tulin

Marshall Tulin
Chairman

President's Letter

  Net sales increased in 1998 by nearly 11%, as compared to 1997, reaching the second highest level in the Company's history. Pre-tax earnings increased by 26% over the prior year. This marks our third consecutive year of increased pre-tax earnings as we reached our highest level of pre-tax earnings in over a decade. We believe that these facts underscore the acceptance of SWANK's products by both consumers and our retail customers. It is important to note that after tax income declined, compared to last year, due to the fact that the Company recorded a $2,389,000 income tax credit in 1997 while it accrued taxes at a normal rate of approximately 40% in 1998.

  We further strengthened our product offerings in 1998 with the addition of Claiborne men's jewelry, belts and small leather goods, and Kenneth Cole women's jewelry. It is my pleasure to report that initial over-the-counter sales of both collections have been encouraging.

  While the Company will, of course, continue to pursue its traditional methods of advertising and distribution, we are also determined to create a corporate presence on the Internet. It is our intention to make our first appearance on the Internet as an Advertising/Corporate public relations site and then, perhaps, as a location for e-commerce. While many of our licenses prevent us from selling licensed products on the Internet, we still believe that it is part of the future in which SWANK must participate.

  SWANK, like many other companies in the fashion industry, has felt increased pressure on its margins. We are making a concerted effort to deliver high quality product at lower costs. We believe that our recently announced joint venture in Costa Rica, together with several domestic initiatives, will help us increase our profit margins for the future. We are also focusing on all aspects of Selling and Administrative costs and, in fact, we reduced these expenses as a percentage of sales for 1998.

  Net sales during the first half of 1998 were up almost 19% over the equivalent period in 1997 raising our expectations for the important holiday season. Retail activity then softened during the third quarter, apparently as a result of turbulence in world financial markets. While net sales recovered somewhat in the fourth quarter, they never regained their earlier upward momentum. These events left us with higher than desired inventories procured in anticipation of the strong Spring sales increases carrying over into Fall. I am confident that programs which we began to implement even before the year ended will result in bringing inventories back into alignment with the Company's sales.

  During 1998, the Company obtained a new five-year $30,000,000 secured revolving credit and letter of credit facility with PNC Bank through its PNC Business Credit unit. This arrangement provides the Company with additional capital resources at a lower cost and on more attractive terms than our prior facility.

  I am very grateful for the efforts of our employees who are responsible for the Company's improving performance. I am also grateful for the counsel and support of our Chairman and our Board of Directors. We remain very appreciative of our long-standing relationships with our customers and our suppliers. We will continue to make every effort to justify the confidence of SWANK's stockholders.

Sincerely yours,

/s/ John Tulin

John Tulin
President and Chief Executive Officer
February 16, 1999


Financial Highlights


For each of the Five Years Ended
December 31

(In thousands, except share and per share data)   1998        1997        1996       1995         1994
Operating Data:
Net sales                                     $151,770    $137,074    $132,642   $140,102     $143,496
Cost of goods sold                              87,130      77,547      74,396     85,774       79,122
Gross profit                                    64,640      59,527      58,246     54,328       64,374
Selling and administrative expenses             56,871      53,195      54,232     60,193       58,212
Income (loss) from operations                    7,769       6,332       4,014     (5,865)       6,162
Interest expense, net                            1,672       1,484       1,855      2,085        1,632
Income (loss) before income taxes                6,097       4,848       2,159     (7,950)       4,530
Provision (benefit) for income taxes             2,435           1         860        994       (1,042)
Net income (loss)                              $ 3,662     $ 4,847     $ 1,299   $ (8,944)     $ 5,572
Share and per share information:
     Weighted average common shares
          outstanding                       16,535,670  16,378,645  16,053,135  16,135,368  16,234,892
     Net income (loss) per common share          $ .22       $ .30        $.08      $ (.55)      $ .34
     Weighted average common shares
          outstanding assuming dilution     16,746,946  16,434,541  16,053,135  16,135,368  16,398,008
     Net income (loss) per share assuming
        dilution                                 $ .22       $ .29       $ .08     $ (.55)       $ .34
Additions to property, plant and
          equipment                            $ 1,156     $ 1,155     $ 1,250     $ 2,006     $ 1,000
Depreciation and amortization                  $ 2,181     $ 2,167     $ 2,027     $ 1,523     $ 1,108

Financial Position (In thousands, except per share data)
Current assets                                 $61,733     $48,840     $37,905     $45,768     $47,258
Current liabilities                             32,228      24,485      18,865      29,218      21,877
Net working capital                             29,505      24,355      19,040      16,550      25,381
Property, plant and equipment, net               5,574       6,157       6,760       7,457       6,587
Total assets                                    72,969      59,949      48,787      57,324      57,458
Long-term obligations                            9,563       8,603       8,591       7,573       5,364
Stockholders' equity                            31,178      26,861      21,331      20,533      30,217
Stockholders' equity per weighted average
          common share assuming dilution        $ 1.86      $ 1.63      $ 1.33     $  1.27     $  1.84



Management's Discussion and Analysis
of Financial Condition and Results of Operations

                                                         Percentage Changes
      1998      1997      1996                            1998-97 1997-96
                                Contribution to Net Sales
  $ 95,356  $ 86,574  $ 82,830  Men's Accessories             10%      5%
    49,972    43,999    41,386  Women's Accessories           14%      6%
     6,442     6,501     8,426  Other                        (1)%   (23)%
  $151,770  $137,074  $132,642  Total Net Sales               11%      3%
                                Contribution to Gross Profit
  $ 36,986   $34,594   $35,123  Men's Accessories              7%    (2)%
    24,008    21,276    18,679  Women's Accessories           13%     14%
     3,646     3,657     4,444  Other                          0%   (18)%
  $ 64,640   $59,527   $58,246  Total Gross Profit             9%      2%

The table indicates the relative contribution to net sales and gross profit for each of the Company's reportable segments. Men's Accessories include belts, wallets and other small leather goods, suspenders, and jewelry. Women's Accessories consist of jewelry products. Other includes sales through the Company's factory outlet stores. The components of Net Sales are gross sales less cash discounts, allowances and customer returns.

1998 vs. 1997
Net sales
  Net sales for the year ended December 31, 1998 increased by $14,696,000 or 10.7 % compared to 1997 with both the Men's Accessories and Women's Accessories segments experiencing gains over the prior year's results. Net Sales increased by $8,782,000 or 10.1% for Men's Accessories and $5,973,000 or 13.6% for Women's Accessories. The improvement in Men's Accessories sales in 1998 was primarily due to increased domestic shipments of the Company's branded merchandise in the Geoffrey Beene, Kenneth Cole and Yves St. Laurent designer lines which were first introduced during the second and third quarters of 1997. Sales to certain mass merchandising customers also increased in 1998 compared to the prior year. Exports of Men's Accessories declined by approximately $1,452,000 during 1998 as Asian markets remained depressed. Sales during the first half of 1997 may have been adversely affected by a reduction in orders for established lines by certain retailers, pending the availability of the new designer lines. Women's Accessories sales rose in 1998 due to stronger domestic shipments of the Company's Guess? jewelry line and increased shipments to both new and existing mass merchandising customers. These increases are attributable, in part, to an overall strengthening of consumer demand for Women's jewelry which began in the second half of 1997. Net sales of Women's Accessories were significantly affected by the events in Asia as exports declined by approximately $2,025,000 to about 9% of net sales of Women's Accessories from over 15% in 1997.

  Net Sales in 1998 were favorably impacted by the returns adjustments set forth below. As described in Note B to the accompanying consolidated financial statements, the Company reduces net sales and cost of sales by the estimated effect of future returns of current period shipments. Each spring upon the completion of processing returns from the preceding fall season, the Company records adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year. These adjustments were as follows:

Increase in net sales (in thousands)
                            1998    1997     Change
Men's Accessories         $1,693    $947       $746
Women's Accessories          848      94        754

Gross profit
  Gross profit for the year ended December 31, 1998 increased by $5,113,000 or 8.6% compared to 1997 principally due to higher sales. Gross profit expressed as a percentage of net sales decreased to 42.6% from 43.4% in 1997 due to higher product and inventory control costs.
  Gross profit for Men's Accessories rose by $2,392,000 or 6.9% in 1998 primarily due to increased sales of Men's belts. Men's Accessories gross profit as a percentage of net sales declined to 38.8% from 40.0% in 1997 due to higher inventory control costs related to the disposition of excess and out of line merchandise and higher product costs resulting from a less favorable sales mix. Gross profit for Women's Accessories increased by $2,732,000 or 12.8% due to higher sales offset partially by increased product costs. Gross profit as a percentage of net sales was 48.0% in 1998 compared to 48.4% for the prior year.
  Gross profit includes adjustments to record the variance between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year. The effect of these adjustments on gross profit was as follows:

Increase in gross profit (in thousands)
                            1998   1997  Change
Men's Accessories         $1,155   $629    $526
Women's Accessories          633     55     578

Selling and Administrative Expenses
  Selling and administrative expenses increased by $3,676,000 or 6.9% for the year and, as a percentage of Net Sales, fell to 37.5% compared to 38.8% in 1997. The increase in selling expenses was primarily due to higher variable selling costs associated with increased sales volume and increased advertising and promotional expenditures incurred in connection with certain new merchandise programs. Advertising and promotion as a percentage of Net Sales increased to 7.1% 1998 from 6.6% in 1997 (see table under "Promotional Expenses" below).

Interest Expense
  Net interest expense increased $188,000 or 12.7% for the year ended December 31, 1998 compared to 1997. Average borrowings increased in 1998 reflecting additional funding requirements to support the Company's incremental working capital investment. The weighted average interest rate for 1998 fell by 190 basis points compared to 1997 generally reflecting more favorable borrowing terms (see "Interest Charges" and "Liquidity and Capital Resources") and the overall low interest rate environment.

Provision for Income Taxes
  The Company recorded an income tax provision in 1998 at a combined federal and state effective tax rate of 39.9% which approximated the combined statutory rate. An income tax benefit of $2,389,000 was recorded in 1997 upon the elimination of the remainder of the valuation allowance against deferred tax assets which had been established in 1995. Management determined in 1997 that the Company's history of profitable performance and the actions it has undertaken to enhance future performance enable the Company to meet the criteria for assuming that it is more likely than not that deferred tax assets will be realized from future taxable income. This adjustment offset the income tax expense associated with 1997's pretax income resulting in a net provision for income taxes in that year of only $1,000. The Company recorded an income tax provision in 1996 at a combined federal and state effective tax rate of 39.8% which approximated the combined statutory rate.

Net Income Per Share
Net income per share includes shares held by the Company's employee stock ownership plan and deemed to be allocated to participants. Net income per share assuming full dilution includes the effects of options.

1997 vs. 1996
Net Sales
  Net sales for the year ended December 31, 1997 increased by $4,432,000 from 1996, reversing the downward trend experienced over the preceding two years. Men's Accessories sales increased $3,744,000 or 4.5% while Women's Accessories sales increased $2,613,000 or 6.3%, both as compared to the prior year. After over two years of a lackluster retail environment for fashion accessories, there were some indications that conditions became more favorable in 1997. Market reaction to the Company's new Men's designer lines including Yves Saint Laurent, Geoffrey Beene, and Kenneth Cole was very encouraging. Net sales for Men's Accessories in 1997 benefited from the initial distribution of products in the Company's new designer lines. However, net sales during the first half of 1997 may have been adversely affected by a reduction in orders for established products by certain retailers due to their desire for these new collections. Management anticipates that the strength of the new brands will be of ongoing benefit to the Company. The market for women's jewelry strengthened during the fall 1997 season. In addition, management believes that net sales gains resulted from improved merchandising in the Company's Women's lines. Other net sales decreased $1,925,000 primarily due to a reduction in the number of factory outlets operating in 1997 as compared to 1996.
  As described in Note B to the accompanying consolidated financial statements, the Company reduces net sales and cost of sales by the estimated effect of future returns of current period shipments. Overall returns experience in 1997 was approximately the same as the previous year, exclusive of the incremental returns directly associated with transitions to the new Men's designer brands. As described further below, the 1996 financial statements included provisions for returns and markdowns (the latter designed to minimize returns) specifically associated with retail transitions to the new Men's designer lines. The difference between these provisions and the actual costs incurred had no material effect on the Company's 1997 financial statements. Each spring upon the completion of processing returns from the preceding fall season, the Company records adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year. These adjustments were as follows:

Increase in net sales (in thousands)
                            1997   1996   Change
Men's Accessories           $947   $652     $295
Women's Accessories           94    733     (639)

Gross profit
  Gross profit for the year ended December 31, 1997 increased $1,281,000 or 2.2% principally as a result of increased sales. Gross profit expressed as a percentage of net sales decreased slightly to 43.4% from 43.9% in 1996, primarily as a result of increased royalties to licensors which are included in cost of sales. During 1996, the Company entered into extensions and/or modifications of its principal existing licenses for designer names and executed agreements for important new ones.
  Men's Accessories gross profit decreased $529,000 or 1.5% and, as a percentage of net sales, decreased from 42.4% to 40.0%, primarily due to increased product costs for small leather goods and also due to the effects of increased royalties as described above. Women's Accessories gross profit increased $2,597,000 or 13.9% and, expressed as a percentage of net sales, increased from 45.1% to 48.4% principally from increased net sales, favorable product mix and continued focus on markups.
  Gross profit includes adjustments to record the variance between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year. The effect of these adjustments on gross profit was as follows:

Increase in gross profit (in thousands)
                            1997    1996   Change
Men's Accessories           $629    $639    $(10)
Women's Accessories           55     417    (362)

Selling and administrative expenses
  Selling and administrative expenses decreased $1,037,000 or 1.9% for the year and, expressed as a percentage of sales, decreased from 40.9% to 38.8%. Selling expenses generally grew proportionately with the increase in net sales. Advertising and promotion expenditures (see table under "Promotional Expenses" below) decreased by about $232,000. In-store markdowns in 1996 included a provision of approximately $1,000,000 to minimize customer returns in connection with the 1997 transition in Men's designer lines. Administrative expenses benefited in 1997 from a decrease in the provision for bad debts of approximately $539,000 following favorable bad debts experience. In addition, the expenses required to reflect the appropriate liabilities for environmental and other long-term obligations decreased in 1997 by approximately $400,000 and $650,000, respectively, compared with 1996.

Interest Expense
  Interest expense decreased $371,000 or 20% for the year although the weighted average interest rate was slightly higher than the prior year. Monthly average borrowing levels were lower than in 1996. The Company entered 1997 with no outstanding balance on its revolving credit financing and did not commence substantial borrowings until late in February 1997.

Promotional Expenditures
  The Company makes substantial advertising and promotional expenditures to enhance its business and in support of advertising and promotion activity required by its licensors. These expenses increased by $1,778,000 or 19.7% in 1998 primarily due to the increase in Net Sales and an increase in in-store markdown expenditures associated with the introduction of certain new merchandise programs in 1998. Advertising and promotional expenditures decreased by $232,000 in 1997 compared to 1996 primarily because of an additional provision of approximately $1,000,000 recorded during the fourth quarter of 1996 for in-store promotions intended to minimize customer returns associated with the transition in Men's designer lines during the first half of 1997. The following table summarizes the various promotional expenses incurred by the Company:

                                      1998     1997      1996
In-store markdowns                  $7,059   $5,442    $6,120
Cooperative advertising              1,355    1,106     1,095
Displays                             1,227    1,357       932
National advertising and other       1,156    1,114     1,104
Total                              $10,797   $9,019    $9,251
Percentage of net sales               7.1%     6.6%      7.0%

Interest Charges
  Average monthly borrowings and weighted average borrowing interest rates under the Company's revolving credit facility were, respectively $16,572,000 and 8.88% in 1998; $8,296,000 and
10.78% in 1997; and $13,218,000 and 10.44% in 1996.

Liquidity and Capital Resources
  As is customary in the fashion accessories industry, substantial percentages of the Company's sales and earnings occur in the months of September, October and November during which the Company makes significant shipments of its products to retailers for the holiday season. As a result, the Company generally builds inventory during the first three quarters of the year to meet the seasonal demand and accounts receivable peak in the fourth quarter. The required cash is provided by a revolving credit facility.
  In 1998, the Company planned to increase its stocks to meet growing net sales and to improve customer delivery performance. Subsequently, the strong demand for the Company's products experienced during the first half of 1998 triggered an upward revision in the Company's expectations for the upcoming holiday season. Orders were placed for additional goods, however, turmoil in world financial markets apparently produced the softening in retail activity which took place in the third quarter. The increase in business which had been expected over the remainder of the year never materialized. All of these elements resulted in inventories which were $10,217,000 higher at December 31, 1998, compared to the prior year. In 1997, the incremental inventory investment required to support three new licensed brands coupled with anticipated increases in demand combined to increase inventories $8,597,000 at year end compared to the ending 1996 level.
  Cash flows. Cash used by operations totaled $3,655,000 and $5,308,000 in 1998 and 1997, respectively, principally from the increased inventory investment discussed above and increases in accounts receivable, partially offset in both years by net income and depreciation and amortization. Working capital increased $5,150,000 in 1998 and $5,315,000 in 1997. Cash used in investing activities for capital expenditures was $1,156,000 and $1,073,000 in 1998 and 1997, respectively, and $794 and $628, respectively, was used for life insurance premiums principally to fund deferred compensation. Financing activities provided $4,700,000 in 1998 primarily from an increase in net borrowings under the Company's revolving credit facility, offset by repayments of long-term debt. In 1997, financing activities provided $5,567,000 through an increase in revolving credit borrowings in excess of repayments of long-term debt.
  Financing arrangements. In July 1998, the Company signed a new five year $30 million revolving credit agreement (the "1998 Revolving Credit Agreement") with PNC Bank, National Association (the "Bank"). The new financing replaced the Company's prior $25 million credit facility and is collateralized by substantially all of the Company's domestic accounts receivable, inventory and machinery and equipment. The terms of the 1998 Revolving Credit Agreement permit the Company to borrow against a percentage of eligible accounts receivable and eligible inventory at an interest rate equal to the Bank's prime rate or at a Eurodollar lending rate plus 1.75%. The 1998 Revolving Credit Agreement requires a facility fee of 3/8% per annum on the unused portion of the revolving credit facility. Under the 1998 Revolving
Credit Agreement, the Company must maintain a certain fixed charge coverage ratio and payment of dividends is prohibited. In addition, the 1998 Revolving Credit Agreement imposes limits on capital expenditures and additional indebtedness for borrowed money. Management believes that this credit facility is adequate to meet the Company's working capital needs over the foreseeable future at existing levels of operations.

Environmental Matters
  Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, adjustments to these accruals coincide with the completion of a feasibility study or the Company's commitment to a formal plan of action or other appropriate benchmark.

Capital Expenditures
  The Company expects that cash from operations will be sufficient to fund its ongoing program of replacing aging machinery and equipment to maintain or enhance operating efficiencies. The
Company also expects to continue to make enhancements and upgrades to its information and communications systems.

Year 2000
  Management's present assessment is that the Company will be able to modify its significant software systems on a timely basis to make them Year 2000 compliant without material effects on the Company's business or results of operations. This assessment is unchanged from that previously reported.
  Management has completed the identification of date issues associated with key applications software and the necessary modifications are, for the most part, complete. Most of the Company's applications software was internally developed and the necessary modifications have been and are being made utilizing internal resources.
  Through consultation with its vendors the Company believes that the operating systems for key hardware components are Year 2000 compliant. Assessment of the Company's network is substantially complete and various components have been identified as requiring upgrades from vendors. The nature of these is currently under consideration but the necessary changes are expected to be completed by June 30, 1999. The date for substantial completion of testing has been deferred to the second quarter of 1999.
  The process of identifying potential issues associated with embedded technology or so called non-IT systems has not been formally initiated. Management has considered the Company's manufacturing processes, the age of its facilities and the associated building systems in determining that non-IT systems represent relatively low risk and has deferred action until conclusion of work on key applications software.
  The Company's principal retail customers have been extending the scope of their electronic interfaces with the Company and management believes that this is likely to continue. To date, these interfaces have consisted principally of sales order entry transactions through Electronic Data Interchange ("EDI"). The Company has been able to respond to its customers' Year 2000 requirements without material effects on the Company's business or results of operations and management presently has no reason to believe that the Company will not be able to continue to do so. The Company has installed Year 2000 compliant EDI software.
  In September 1998, the Company implemented a program to contact third parties with whom it has material business relationships to obtain information and representations with respect to the respective readiness of each for Year 2000. Third parties contacted include major customers, determined regardless of whether there is an existing EDI relationship, major vendors and suppliers of key services such as utilities, telecommunications and banking. The Company has received responses to most of these requests.
  Various third parties with whom the Company has material business relationships have represented that they have programs in place to attain Year 2000 compliance but with a completion date in 1999. Since many of the Company's third party relationships are with public companies the Company has instituted a program to review their public filings with respect to the Year 2000 issue. The most recent information available is set forth in quarterly filings for September and October 1998. These companies' filings reveal that, in general, they are not currently Year 2000 compliant but that they expect to achieve compliance sometime prior to the end of the third quarter of 1999. The Company will update this process in April and May following the completion of the relevant year end filings. Management has determined that for the time being it is in the best interest of the Company to periodically monitor the progress of key vendors and suppliers by obtaining updated representations and/or by review of their public disclosures, where available.
The Company expects to assess each individual case in the third quarter of 1999 in light of the information then available.
  With respect to material customers, management is relatively less concerned about EDI transactions per se because of their defined protocols, the utilization of generally available third party translators and the ability to conduct mutual testing. However, there remains the risk that EDI customers' may experience other systems issues internal to them which disrupt the functionality of otherwise Year 2000 compliant EDI systems.
A significant disruption in EDI processing could materially impair the Company's shipments. Management has determined that, for the time being, it is in the best interest of the Company to periodically monitor the progress of key customers by obtaining updated representations and/or by review of their public disclosures (see above), where available. Major customers' progress will be reassessed in the third and fourth quarters of 1999 and, if issues remain, management anticipates the ability to ameliorate the problem, at least temporarily, through development of mutually agreed strategies which might include some acceleration of order placement during 1999. January and February are typically important cash flow months as the Company's retail customers remit payments for their seasonally high pre-holiday purchases. Irrespective of EDI, it is possible that the ability of one or more material customers to process payments may be impaired. Management believes that the existing revolving line of credit will be adequate for a number of months in the event of unanticipated delays in customer remittances.
  Presently, it is management's view that service providers represent the greatest conceptual risk to material disruption in the Company's operations. The Company is dependent upon utilities and telecommunications entities for day-to-day operations as well as upon the ability of its banks to provide cash receipts and disbursements services as well as working capital. To the extent that any of these entities are significantly impaired for more than a relatively short period the corresponding impact on the Company is likely to be material. Service providers are included among the companies whose public filings the Company is reviewing as described above.
  The Company has not yet developed a contingency plan and has no definitive plans in this regard other than to quarterly reassess the need to develop a formal plan during 1999. This assessment will be based for the most part on the results of the periodic monitoring of material third parties as described above and the internal testing anticipated during the second quarter.
Management notes that relatively modest actions may be sufficient to significantly reduce certain risks to the Company. For example, if it appears warranted, management has the ability prior to year end to accelerate procurement of inventories which would otherwise take place in the first quarter. In addition, management believes that alternative sources of supply are readily available for most of its purchased materials and finished products and that relationships with such sources could be developed within a few months. Management believes that the Company's seasonality with reduced activity in the first quarter provides something of a buffer against the worst case customer and service provider scenarios. The Company's exposure to lost revenue and the risk of reduction in its other activities will be significantly less in the first quarter of 2000 than in the last quarter of 1999. January will be the first month in a Year 2000 operating environment and January is historically a relatively low volume month for the Company.
  As described above, most of the Company's applications software was internally developed and the necessary modifications have been and are being made utilizing existing internal personnel resources. These resources are included in the Company's recurring IT budget. Management does not believe that use of existing resources for Year 2000 remediation has been materially detrimental to the completion of other significant IT projects. The Company has had to purchase specific Year 2000 upgrades with respect to certain third party software applications. The aggregate cost of these upgrades through December 31, 1998 is approximately $75,000. In addition, a vendor has estimated that additional expenditures to make the Company's network Year 2000 compliant will not exceed $25,000. The Company has been working toward standard minimum personal computer (PC) specifications and common PC operating systems. Acceleration of this program, if any, required by Year 2000 considerations is not expected to be significant.

Forward Looking Statements
  Certain of the preceding paragraphs contain "forward looking statements" under the securities laws of the United States. Actual results may vary from anticipated results due to various risks and uncertainties, including sales patterns, overall economic conditions, competition, pricing, consumer buying trends and other factors.


Swank, Inc.

Consolidated Balance Sheets as of December 31
(Dollars in thousands)

Assets                                                   1998      1997
Current:
     Cash and cash equivalents                           $757   $ 1,235
     Accounts receivable, less allowances of
       $9,041 and $9,706                               14,756    12,173
     Inventories:
          Raw materials                                 7,028     4,341
          Work in process                               7,337     6,758
          Finished goods                               26,819    19,868
                                                       41,184    30,967
     Deferred income taxes                              4,069     3,242
     Prepaid and other                                    967     1,223
          Total current assets                         61,733    48,840
Property, plant and equipment, at cost:
     Land and buildings                                 7,623     7,568
     Machinery and equipment                           16,849    15,895
         Improvements to leased premises                  989       868
     Capital leases                                     1,471     1,471
                                                       26,932    25,802
     Less accumulated depreciation and amortization    21,358    19,645
          Net property, plant and equipment             5,574     6,157
Other assets                                            5,662     4,952
Total Assets                                          $72,969   $59,949

Liabilities
Current:
     Notes payable to banks                           $15,321   $ 7,517
     Current portion of long-term debt                    242     1,804
     Term loan classified as current                              1,295
     Accounts payable                                   5,770     4,391
     Accrued employee compensation                      4,775     5,077
     Accrued royalties payable                          1,639     1,532
     Income taxes payable                               1,888       253
     Other liabilities                                  2,593     2,616
          Total current liabilities                    32,228    24,485
Long-term obligations                                   9,563     8,603
Total Liabilities                                     $41,791   $33,088

Commitments and contingencies (Note I)

Stockholders' Equity
Preferred stock, par value $1.00:
     Authorized 1,000,000 shares
Common stock, par value $.10:
     Authorized 43,000,000 shares:
          issued 16,887,942 and 16,843,042 shares       1,689     1,684
Capital in excess of par value                            913       570
Retained earnings                                      29,285    25,623
                                                       31,887    27,877
     Treasury stock at cost, 333,519 and
       333,519 shares                                    (709)     (709)
     Deferred employee benefits                                    (307)
Total stockholders' equity                             31,178     26,861
Total Liabilities and Stockholders' Equity            $72,969    $59,949


The accompanying notes are an integral part of the consolidated financial statements.


Swank, Inc.

Consolidated Statements of Operations


For Each of the Three Years Ended
December 31

(In thousands, except share and per share data)         1998          1997         1996

Net sales                                           $151,770      $137,074     $132,642
Cost of goods sold                                    87,130        77,547       74,396
Gross profit                                          64,640        59,527       58,246
Selling and administrative expenses                   56,871        53,195       54,232
Income from operations                                 7,769         6,332        4,014
Interest expense, net                                  1,672         1,484        1,855
Income before income taxes                             6,097         4,848        2,159
Provision for income taxes                             2,435             1          860
Net Income                                           $ 3,662       $ 4,847      $ 1,299


Net income per common share                            $ .22         $ .30        $ .08
Net income per common share assuming dilution          $ .22         $ .29        $ .08
Weighted average common shares outstanding        16,535,670    16,378,645   16,053,135
Weighted average common shares outstanding
          assuming dilution                       16,746,946    16,434,541   16,053,135



Consolidated Statements of Changes in Stockholders' Equity


For Each of the Three Years                                         Deferred Employee
Ended December 31,              Common      Capital in                  Benefits        Treasury Stock
1998, 1997 and 1996             Stock, Par  Excess of  Retained  Number               Number
(Dollars in thousands)          Value $.10  Par Value  Earnings  of Shares   Amount   of Shares  Amount

Balance, December 31, 1995         $ 1,684   $ 852     $19,477      664,461  $ (771)   333,519   $ (709)
Advance to retirement plan                                          610,327    (501)
Net income                                               1,299
Balance, December 31, 1996           1,684     852      20,776    1,274,788  (1,272)   333,519     (709)
Advance to retirement plan                                          514,437    (307)
Allocation to plan participants               (282)              (1,274,788)  1,272
Net income                                               4,847
Balance, December 31, 1997           1,684     570      25,623      514,437    (307)   333,519     (709)
Exercise of stock options                5      40
Allocation to plan participants                163                 (514,437)    307
Equity incentive compensation                  140
Net income                                               3,662
Balance, December 31, 1998         $ 1,689   $ 913     $29,285            0      0     333,519   $ (709)

The accompanying notes are an integral part of the consolidated financial statements.




Swank, Inc.

Consolidated Statements of Cash Flows


(Dollars in thousands)
For Each of the Three Years Ended December 31

                                                                    1998        1997      1996
Cash flow from operating activities:
Net income                                                        $3,662     $ 4,847   $ 1,299
     Adjustments to reconcile net income to net cash
               (used in) provided by operations:
          (Recoveries) provision for bad debts                      (171)         92       631
          Depreciation and amortization                            2,181       2,167     2,027
          Loss (gain) on sale of equipment and investments            10          (1)       55
          Increase in deferred income taxes                         (827)       (321)     (632)
          Compensation adjustment to capital in excess of par        140
          Increase in cash surrender value of life insurance                    (195)
     Change in assets and liabilities:
               (Increase) decrease in accounts receivable         (2,761)     (4,288)    2,096
               (Increase) decrease in inventories                (10,217)     (8,597)    6,800
               Decrease in prepaid and other                          64         250       223
               Decrease in recoverable income taxes                                      1,665
               Increase (decrease) in accounts payable,
                    accrued and other liabilities                  1,429       1,423    (1,138)
               Increase (decrease) in income taxes payable         1,635      (1,230)    1,483
               Increase in long-term obligations                   1,200         350     1,384
                    Net cash (used in) provided by operations     (3,655)     (5,503)   15,893
Cash flow from investing activities:
     Capital expenditures                                         (1,156)     (1,073)   (1,188)
     Proceeds from sale of equipment                                   7           1        70
     Premiums on life insurance                                     (794)       (628)     (459)
     Proceeds from sale of investments                               420
                    Net cash used in investing activities         (1,523)     (1,700)   (1,577)
Cash flow from financing activities:
     Borrowings under revolving credit agreements                  86,545      54,304   84,615
     Payments of revolving credit obligations                     (78,741)    (46,787) (95,415)
     Debt issuance costs                                             (253)              (1,001)
     Principal payments on long-term debt                          (2,896)     (1,643)    (264)
     Proceeds from exercise of employees' stock options                45
     Advance to retirement plan                                                  (307)    (501)
                    Net cash provided by (used in)
                        financing activities                        4,700       5,567  (12,566)
Net (decrease) increase in cash and equivalents                      (478)     (1,636)   1,750
Cash and cash equivalents at beginning of year                      1,235       2,871    1,121
Cash and cash equivalents at end of year                             $757     $ 1,235  $ 2,871
     Cash paid during the year for:
          Interest                                                $ 1,587     $ 1,384  $ 1,779
          Income taxes                                            $ 1,626     $ 1,789
     Noncash transactions:
          Allocation of shares to ESOP participants                $  470       $ 990
          Capital lease obligation incurred                                      $ 67     $ 62

The accompanying notes are an integral part of the consolidated financial statements.



Notes to Consolidated Financial Statements

A.  The Company
  The Company is engaged in the manufacture, sale and distribution of men's belts, leather accessories, suspenders and jewelry and women's jewelry. Its products are sold both domestically and internationally, principally through department stores, and also through specialty stores and mass merchandisers. The Company operates a number of factory outlet stores primarily to distribute excess and out of line merchandise. See Note K.

B.  Summary of Significant Accounting Policies

Basis of Presentation
  The Consolidated Financial Statements include the accounts of Swank, Inc. and a wholly-owned foreign sales corporation. All significant intercompany amounts have been eliminated. Certain prior years' amounts have been reclassified to conform to the current year's presentation. Dollar amounts are in thousands except for per share data.

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

Allowances for Accounts Receivable
  The Company's allowances for receivables are comprised of cash discounts, doubtful accounts, in-store markdowns, cooperative advertising and customer returns. Provisions for doubtful accounts, in-store markdowns and cooperative advertising are reflected in selling and administrative expenses. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential bad debt losses. The allowance for customer returns results from the reversal of sales for estimated returns and associated costs. Allowances for in-store markdowns and cooperative advertising reflect the estimated costs of the Company's share of certain promotions by its retail customers. Allowances for accounts receivable are generally at their seasonal highs on December 31. Reductions of allowances occur principally in the first and second quarters when the balances are adjusted to reflect actual charges as processed. Allowances for accounts receivable are estimates made by management based on historical experience, adjusted for current conditions, and may differ from actual results. The provisions (recoveries) for bad debts in 1998, 1997 and 1996 were $(171), $92 and $631, respectively.

Concentrations of Credit Risk
  The Company sells products primarily to major retailers within the United States. The Company's two largest customers accounted for 17% and 12% of consolidated trade receivables (gross of allowances) in 1998 and 16% and 14% in 1997.

Inventories
  Inventories are stated at the lower of cost (principally average cost which approximates FIFO) or market. The Company's inventory is fashion oriented and, as a result, is subject to risk of rapid obsolescence. Management believes that inventory has been adequately marked down, where appropriate, and that the Company has adequate channels to dispose of excess and obsolete inventory.

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

Advertising Costs
  The Company charges advertising costs to expense as they are incurred including estimates for cooperative advertising costs.

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

Stock-Based Compensation
  The Company measures the cost of stock-based compensation associated with the stock option plans described in Note G using the "intrinsic value" method. Under this method, the increment of fair value, if any, at the date of grant over the exercise price is charged to expense over the period that the employee provides the associated services. In 1996, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, which include information with respect to stock-based compensation determined under the "fair value" method. The Company uses the Black-Scholes formula to determine the fair value of options on the grant date for purposes of this disclosure.

Net Income (loss) per Share
  In 1997, the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings per Share" which replaced primary and fully diluted earnings per share with "basic" and "diluted" earnings per share. Net income (loss) per common share or basic earnings per share amounts are adjusted to include, where appropriate, shares held by the Company's employee stock ownership plan and deemed to be allocated to participants. Net income (loss) per share assuming full dilution includes the effects of options.

Comprehensive Income
  Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This Statement requires that certain items recognized under generally accepted accounting standards as separate components of stockholders' equity should be reported as comprehensive income in an annual financial statement that is displayed with the same prominence as the other annual financial statements. This statement also requires that an entity classify items of other comprehensive income by their nature in an annual financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional capital in excess of par value in the equity section of the balance sheet. The Company had no reportable comprehensive income in the years ended December 31, 1998, 1997 or 1996.

Segments and Related Information
  The Company adopted Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("Statement No. 131") in 1998. Statement No. 131 supercedes the prior standards for reporting information about operating segments and requires a management approach whereby public disclosures are determined based on the internal information utilized by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Adoption of Statement No. 131 had no effect on the financial position of the Company or on the results of operations but it
did modify certain disclosures.   See Note K.

C.  Short-Term Borrowings
                                      1998          1997       1996
At December 31:
 Total lines                       $30,000       $25,000    $25,000
 Weighted average
  interest rate                      7.75%        10.00%      9.75%
For the year:
 Monthly average borrowing
  outstanding                      $16,572        $8,296    $13,218
 Maximum borrowing outstanding
  at any month end                 $25,460       $16,712    $17,800
 Monthly interest rate
     (weighted average)              8.88%        10.78%     10.44%
Balance at December 31             $15,321        $7,517         $0

  The average amounts outstanding and weighted average interest rates during each year are based on average monthly balances outstanding under the Company's revolving credit facility for seasonal working capital needs.
  In July 1998, the Company signed a new five year $30 million revolving credit agreement with a sublimit of $3 million in letters of credit (the "1998 Revolving Credit Agreement") with PNC Bank, National Association (the "Bank"). The new financing replaced the Company's prior $25 million credit facility and is collateralized by substantially all of the Company's domestic accounts receivable, inventory and machinery and equipment. The terms of the 1998 Revolving Credit Agreement permit the Company to borrow against a percentage of eligible accounts receivable and eligible inventory at an interest rate equal to the Lender's prime rate or at a Eurodollar lending rate plus 1.75%. The 1998 Revolving Credit Agreement requires a facility fee of 3/8% per annum on the unused portion of the revolving credit facility. Under the 1998 Revolving Credit Agreement, the Company must maintain a certain fixed charge coverage ratio and payment of dividends is prohibited. In addition, the 1998 Revolving Credit Agreement imposes limits on capital expenditures and on additional indebtedness for borrowed money. Based upon present information and the Company's operating plans for fiscal 1999, the Company expects that it will continue to meet the financial covenants contained in the 1998 Revolving Credit Agreement and that this facility is adequate to meet the Company's seasonal working capital needs over the foreseeable future at existing levels of operations.
  In May, 1996, the Company obtained revolving credit financing from IBJ Schroder Bank & Trust Company, as agent (the "Lenders"), for up to $25,000 with a sublimit of $3,000 in letters of credit (the "1996 Revolving Credit Agreement"). The proceeds of the 1996 Revolving Credit Agreement were used, in part, to repay all but $4 million of the outstanding balance under the then existing revolving loan agreement with other banks and under which the Company was then in default. The 1996 Revolving Credit Agreement permitted the Company to borrow against a percentage of eligible accounts receivable and eligible inventory at an interest rate of 1.5% over the Lenders' prime lending rate and included a facility fee of 1/2%, per annum, on the unused portion of the facility. The 1996 Revolving Credit Agreement included covenants requiring the Company to maintain certain financial ratios and included other provisions limiting capital expenditures, specifying minimum profitability and prohibiting payment of dividends.
  In connection with the May 1996 refinancing, other banks amended and restated an existing agreement to provide the Company with a $4,000 term loan (the "Term Loan") in lieu of a like amount of revolving credit debt then outstanding under the existing agreement. The Term Loan was payable in $200 quarterly increments which began in June 1997 with a final payment of the balance in May 1999, if not prepaid earlier pursuant to annual prepayments based on excess cash flow, as defined. The Company prepaid the remaining Term Loan balance in April 1998, utilizing borrowings under the 1996 Revolving Credit Agreement after having prepaid $705 in 1997. The Term Loan bore interest at 2.5% over the other banks' prime lending rate, a total of 11% at December
31, 1997.   The Term Loan also required an annual facility fee of
2% of the term loan and a success fee of $300 which the Company prepaid along with the final principal payment. The 1996 financing agreements included provisions specifying that a material adverse effect, as determined by the lenders, in the financial position or results of operations of the Company is an event of default. As such, the portion of the Term Loan which would have been otherwise classified as long-term was classified as current in the accompanying balance sheet at December 31, 1997. The 1996 Revolving Credit Agreement and the Term Loan were collateralized by all of the Company's assets. As a result of the prepayment of the Term Loan and the refinancing of the 1996 Revolving Credit Agreement, an after tax gain of approximately $38 was recorded in the second quarter of 1998 and an after tax loss of approximately $111 was recorded in the third quarter of 1998, respectively.

D.  Income Taxes

Provision (benefit) for income taxes:
                                    1998               1997             1996
Currently payable:
 Federal                          $2,560              $253            $1,422
 State                               690                51                37
 Foreign sales corporation            12                18                33
                                   3,262               322             1,492
Deferred:
 Federal                            (719)             (282)             (493)
 State                              (108)              (39)             (139)
                                    (827)             (321)             (632)
Total provision                   $2,435                $1              $860

Deferred tax provision (benefit)    1998              1997               1996
Accounts receivable reserves        $148            $1,398             $(697)
Deferred compensation               (638)               65              (122)
Inventory capitalization            (197)             (573)               94
Postretirement benefits             (122)             (152)             (112)
Environmental costs                                      5              (161)
Inventory reserves                   157              (119)             (212)
Workman's compensation                66               389              (230)
Termination costs                    114               (53)              (68)
Capital leases                        74                92              (253)
Borrowing costs                      178                                (178)
Corporate owned life insurance      (373)              621             3,044
Depreciation                        (120)             (153)               30
AMT credit carryforwards              38               627               345
State NOL carryforwards                                 50               315
Other items                         (152)             (129)              (52)
Valuation allowance                                 (2,389)           (2,375)
                                   $(827)            $(321)            $(632)

Effective income tax rate:
                                    1998               1997             1996
Statutory federal income tax rate  34.0%              34.0%            34.0%
State income taxes, net of
 federal tax benefit                5.5                5.5              3.3
Life insurance                     (1.5)               4.0            115.5
Valuation allowance                                  (49.3)          (111.5)
Allocation of ESOP shares                              1.1             (4.4)
Other items, net                    1.9                4.7              2.9
                                  39.9%               0.0%            39.8%

Components of the net deferred tax asset at December 31:
                                   1998               1997             1996
Deferred tax assets
 Accounts receivable reserves    $1,410             $1,558           $2,956
 Deferred compensation            2,402              1,764            1,829
 Inventory capitalization         1,244              1,047              474
 Postretirement benefits            790                668              516
 Environmental costs                662                662              667
 Inventory reserves                 195                352              233
 Workman's compensation             133                199              588
 Termination costs                  187                301              248
 Capital leases                      87                161              253
 Borrowing costs                                       178              178
 AMT credit carryforward                                38              665
 State NOL carryforwards                                                 50
 Other                              678                526              397
 Gross deferred asset             7,788              7,454            9,054
       Less valuation allowance                                      (2,389)
   Subtotal                       7,788              7,454            6,665
Deferred tax liabilities
 Depreciation                      (427)              (547)            (700)
 Corporate owned life insurance ( 3,292)            (3,665)          (3,044)
Net deferred tax asset           $4,069            $ 3,242           $2,921


  The Health Insurance and Accountability Act of 1996 (the "Act") phased out the deduction of interest on policy loans on a significant portion of the Company's corporate owned life insurance and, therefore, substantially increased the after tax cost of maintaining these policies. As a result, in 1996 the Company announced its intention to surrender the affected policies and recorded a deferred tax liability for the estimated income taxes that will become due over a four year period, 1998 through 2001. The surrender of these policies was completed in November 1998. See Note F.
  Because realization of deferred tax assets was dependent upon future taxable income, exclusive of reversing temporary differences and carrybacks, a valuation allowance was provided in 1995 to reduce deferred tax assets to a level which management believed more likely than not to be realized. In 1997, management determined that the valuation allowance was no longer required because the pretax earnings achieved in 1996 and 1997, when considered along with the Company's history of profitability, made it appropriate to consider future taxable income in assessing the realization of deferred tax assets.


E. Long-Term Obligations
  Long-term obligations, excluding the current portion, at December 31, were as follows:
                                                    1998     1997
Benefits under 1987 Deferred Compensation Plan
and Postretirement benefits (See Note F)          $4,031   $3,219
1993 Deferred Compensation Plan (See Note F)       2,786    1,909
1998 Equity Incentive Plan (See Note G)              210
Environmental liabilities (See Note I)             1,588    1,588
Supplemental death benefits                          150      162
Other                                                528    1,215
Long-term portion of capital leases                  270      510
                                                  $9,563   $8,603

  The Company's lease agreements for certain computer hardware and software and have been classified as capital leases for financial reporting purposes. Accumulated amortization of assets under capital leases was $1,395 and $1,106 as of December 31, 1998 and 1997, respectively. Office equipment and computer hardware with aggregate fair values of approximately $0, $67 and $62 were added to capitalized leases in 1998, 1997 and 1996, respectively.

Future minimum lease payments and the present value of the minimum lease payments as of December 31, 1998 were:

1999                        $ 283
2000                          210
2001                           64
2002                           18
Subtotal                      575
Imputed interest at 11.0%    ( 63)
Present value of minimum
 lease payments              $512


F.  Employee Benefits
  Effective January 1, 1994, the Company amended and restated the Swank, Inc. Employees' Stock Ownership Plan in a merger with the Swank, Inc. Employees' Stock Ownership Plan No. 2 and the Swank, Inc. Savings Plan. The combined plans became The New Swank, Inc. Retirement Plan (the "Plan"). The Plan incorporates the characteristics of the three predecessor plans, covers substantially all full time employees and reflects the Company's continued desire to provide added incentives and to enable employees to acquire shares of the Company's Common Stock. The cost of the Plan has been borne by the Company.
  The savings (401(k)) component of the Plan provides employees an election to reduce taxable compensation through contributions to the Plan. Matching cash contributions from the Company are determined annually at the Board's discretion. Shares of Common Stock acquired by the stock ownership component of the Plan are allocated to participating employees to the extent of contributions to the Plan, as determined annually at the discretion of the Board of Directors, and are vested on a prescribed schedule. Expenses for the Company's contributions to the Plan were $1,200, $1,256, and $1,238 in 1998, 1997 and 1996, respectively. The 1997 and 1996 contributions include $470 and $990, respectively, determined at average fair value, upon the commitment to allocate 514,437 and 1,274,788 shares, respectively, to participants in the stock ownership component of the Plan. The fair value of these shares at December 31, 1997 and 1996 was $579 and $803, respectively. The allocations of these shares were made in February of 1998 and 1997, respectively, to individual employees' accounts as of the preceding December 31 and are reflected in the consolidated statements of changes in stockholders' equity and as a noncash transaction for purposes of the consolidated statements of cash flows in the year allocated. At December 31, 1998 and 1997, the Plan held a total of
10,001,506 and 10,046,402 shares, respectively, of the Company's outstanding stock, of which 10,001,506 and 9,531,965, respectively, were allocated to participants. The Company from time to time makes loans to the Plan at 8% per annum to provide the Plan with liquidity, primarily to enable the Plan to make distributions of cash rather than shares to former employees. Outstanding balances due from the Plan to the Company were $0 and $307 at December 31, 1998 and 1997, respectively. These amounts are classified in the balance sheet as deferred employee benefits, a reduction in stockholders' equity.
  In 1998, the Company adopted Statement of Financial Accounting Standards No. 132 which modified and standardized disclosure requirements for postretirement benefits. In this connection, the Company determined that the new disclosure requirements are applicable to defined benefits provided under the 1987 Deferred Compensation Plan.
  The Company provides postretirement life insurance, supplemental pension and medical benefits for certain groups of active and retired employees. The postretirement medical plan is contributory, with contributions adjusted annually; the death
benefit is noncontributory.   The Company recognizes the cost of
postretirement benefits over the period in which they are earned and amortizes the transition obligation for all plan participants on a straight-line basis over a 20 year period which began in 1993.
  The following table sets forth reconciliations of the beginning and ending balances of the postretirement benefits and defined benefits under the 1987 Deferred Compensation Plan described below:
                               Postretirement       Defined
                                 Benefits          Benefits
Change in Benefit Obligation     1998     1997     1998      1997
Benefit obligation
 at beginning of year:         $5,467   $5,256   $2,583    $2,974
Service cost                       34       45      110       217
Interest cost                     349      379      177       181
Participants' contributions        19       22        0         0
Amendments                        (40)      0      (216)
Actuarial (gain) loss            (254)    (59)       24       (13)
Benefits paid                    (176)   (176)     (349)     (776)
Benefit obligation
 at end of year:               $5,399   $5,467   $2,329    $2,583

Change in  Plan Assets
Plan assets at beginning
 of year at fair value              0        0        0         0
Employer contributions            157      154      349       776
Participants' contributions        19       22
Benefits paid                    (176)    (176)    (349)    ( 776)
Plan assets at
 end of year at fair value          0        0        0         0
Funded status                 $(5,399) $(5,467) $(2,329)  $(2,583)
Unrecognized
 actuarial (gain) loss          1,205    1,510      (10)      100
Unrecognized
 transition obligation          2,193    2,393     (158)     (178)
Unrecognized
 prior service (credit) cost        0        0     (215)        0
Accrued benefit cost (1)      $(2,001) $(1,564) $(2,712)  $(2,661)

(1)Amounts totaling $682 and $1,006 have been included in accrued employee compensation as of December 31, 1998 and 1997, respectively. The remaining balance has been included in long-term obligations as set forth in Note E.
  The weighted-average discount rate used in determining the accumulated benefit obligations was 6.5%, 7.0% and 7.5% at December 31, 1998, 1997 and 1996, respectively. For measurement purposes, a 5.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999 and all years thereafter.
  Net periodic postretirement benefit cost for 1998, 1997 and 1996 included the following components:

                                Postretirement         Defined
                                   Benefits            Benefits
                             1998   1997   1996   1998   1997    1996

Service cost                  $34    $45    $42   $110    $217   $184
Interest cost                 349    379    369    177    181     198
Expected return on
 plan assets                    0      0      0      0      0       0
Recognized actuarial
 (gain) loss                   51     73     96    134     22      38
Amortization of
 transition obligation        160    160    160    (20)   (20)    (20)

Net periodic benefit costs
 included in selling and
 administrative expenses     $594   $657   $667   $401   $400    $400

  The Company has multiple health care and life insurance postretirement benefit programs which are generally available to executives. The health care plans are contributory (except for certain AARP and Medicare Part B coverage) and the life insurance plans are noncontributory. A portion of the life benefits is fully insured through group life coverage and the remaining life benefits are self insured. Life insurance contracts have been purchased on the lives of certain employees in order to fund postretirement death benefits to beneficiaries of salaried employees who reach age sixty with ten years of service.
Proceeds from these contracts are expected to be adequate to fund the Company's obligations although there are likely to be differences in the timing of cash flows over the life of the program. The cost of these contracts is included in the annual postretirement cost shown above. On December 31, 1998, the health plan was changed from an indemnity coverage program to a preferred provider arrangement.
  Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point decrease in assumed health care cost trend rates would decrease the total of service and interest cost by $4 and the postretirement benefit obligation by $48, respectively, while a one-percentage point increase would increase the total of service and interest cost by $5 and the postretirement benefit obligation by $48.
  In 1987, the Company adopted a deferred compensation plan (the "1987 Plan") available to certain key executives for the purpose of providing retirement benefits. Interest credited to participants' accounts is paid at retirement in the form of a monthly annuity over a period of ten years. All compensation that was deferred under the 1987 Plan has been returned to participants following seven years after the year of original deferral. The 1987 Plan was amended at the end of 1998 to change the method of determining future interest credits on participants' accounts. Life insurance contracts intended to fund 1987 Plan benefits through future death proceeds were purchased on the lives of the participants and on certain other employees with annual net carrying cost of approximately $300 per year. However, as described in Note D, these contracts were surrendered in November, 1998 with a corresponding reduction in gross cash surrender value and policy loans as set forth below.
  In 1993, the Company established a deferred compensation plan for certain key executives (the "1993 Plan") that provides for payments of the amounts deferred and the earnings thereon upon retirement, death or other termination of employment. Amounts payable to participants in the 1993 Plan aggregated $3,021 and $2,022 at December 31, 1998 and 1997, respectively, of which $235 and $113, respectively, have been classified in accrued employee compensation. The remaining balances of $2,786 and $1,909, respectively, have been included in long-term obligations (See Note E). Variable life insurance contracts have been purchased on the lives of participants and on certain other employees. These contracts are held in a grantor trust and the contract values are expected to be adequate to fund the benefit obligations under the 1993 Plan. The net costs related to the 1993 deferred compensation plans are included in selling and administrative expense and aggregated approximately $271, $171 and $221, in 1998, 1997 and 1996, respectively.
  The Company uses loans against the policy cash values to pay part or all of annual life insurance premiums, except for the variable life policies. The aggregate gross cash surrender value of all policies was approximately $9,298 and $31,604, at December 31, 1998 and 1997, respectively, which is included in other assets, net of policy loans aggregating approximately $3,552 and $26,744, respectively. The Company has no intention of repaying any policy loans and expects that they will be liquidated from future death benefits or by surrender of the policies. Interest on policy loans amounted to approximately $1,997, $2,041 and $2,207 in 1998, 1997 and 1996, respectively, and is included in the net costs of the various plans described above. The weighted average interest rate on policy loans was 7.7%, 7.8% and 8.6% at December 31, 1998, 1997 and 1996, respectively.

G.  Stock Options
  Under the Company's 1987 and 1981 employee stock option plans, options were granted to key employees to purchase shares of Common Stock at the market value on the date of grant. These options are generally exercisable during a period beginning one year after the date of grant and continuing for an additional nine years. No additional options may be granted under the 1987 and 1981 plans.
  In 1994, the Company established a directors' stock option plan pursuant to which options may be granted to non-employee directors to purchase 150,000 shares of Common Stock at market value on the date of grant. Options granted under this plan are for a period of five years and are immediately exercisable. Options to purchase 15,000 shares of Common Stock were granted under this plan in each of 1998, 1997 and 1996. At December 31, 1998, a total of 70,000 shares of Common Stock were reserved for future grants under the directors' plan.
  The following table summarizes stock option activity for the years 1996 through 1998:
                                        Weighted Average
                      Option Shares     Exercise Price
Outstanding at
 December 31, 1995    2,203,160             $1.07
 Exercised
 Forfeited             (291,772)             1.06
 Expired
 Granted                200,000               .70
Outstanding at
 December 31, 1996    2,111,388              1.03
 Exercised
 Forfeited              (80,600)              .97
 Expired             (1,074,988)             1.16
 Granted                 15,000               .78
Outstanding at
 December 31, 1997      970,800               .89
 Exercised              (44,900)              .94
 Forfeited              (10,400)              .94
 Expired
 Granted                 15,000              1.28
Outstanding at
 December 31, 1998      930,500              $.90

  The estimated weighted average fair value of options granted in 1996 was approximately $.63 per share on the grant dates determined using a 6.5% interest rate, an expected life of 10 years, expected volatility of .99 and assuming no dividends. The weighted average fair value per share of options granted in 1997 and 1998 was approximately $.67 and $1.18, respectively. Pro forma net income and pro forma net income per share for options granted using the fair value method was $3,627 and $.22 per share in 1998, $4,819 and $.29 per share in 1997, and $1,279 and $.08 per share in 1996.

  Options outstanding as of December 31,1998 were as follows:

                           Weighted    Weighted   Number    Weighted
Exercise    Shares         Average     Average    Exer-     Average
Price       Outstanding  Life (Years)    Price    cisable   Price
$.78-$1.28     70,000       2.61        $1.04      70,000   $1.04
$.94          675,500       2.75          .94     675,500     .94
$.69          185,000       7.75          .69     123,333     .69
 Total        930,500       3.73         $.90     868,833    $.91

  At December 31, 1997 and 1996 there were 898,114 and 1,926,388 exercisable options, respectively, and the weighted-average exercise prices were ($.92) and ($1.07), respectively.
  In April 1998, the Company's stockholders approved the Swank, Inc. 1998 Equity Incentive Compensation Plan (the "1998 Plan") which replaced the Company's prior incentive stock plans, all of which had expired by their terms. The 1998 Plan permits the Company's Board to grant a maximum of 3,000,000 shares to key employees through stock options, stock appreciation rights, restricted stock units, performance awards and other stock-based awards. Long-term performance awards were granted under the 1998 Plan in October 1998 to certain key employees. Awards are based upon a formula which incorporates a minimum and maximum range of cumulative earnings, determined before incentive compensation pursuant to the awards and before income taxes, for the three year period ending December 31, 2000. If earned, the awards will be payable partially in cash and partially in restricted shares of the Company's common stock. Each award is entirely denominated in dollars. The number of restricted shares to be issued to participants will be the aggregate dollar amount of the equity portion of the awards divided by the fair value of the Company's shares at the date of distribution. Based on a market value of $1.08625 per share for the Company's common stock when the awards were granted, a maximum of approximately 1,383,100 shares have been awarded. Restrictions on any shares actually issued will lapse over a three year period from the date of issuance. Compensation expense of $350 has been recorded as of December 31, 1998 in connection with the 1998 Plan.

H.   Net Income Per Share
  The following table sets forth the computation of net income per share:
                                              Year Ended December 31,
                                       1998         1997         1996
Numerator:
Net Income                           $3,662       $4,847       $1,299
Denominator:
Weighted average common
shares outstanding               16,535,670   16,509,523   16,509,523
Effect of excluding unallocated
 shares held in ESOP                     (0)    (130,878)    (456,388)
Shares used in computing net
 income per common share         16,535,670   16,378,645   16,053,135
Effect of dilutive options          211,276       55,896            0
Shares used in computing
 net income  per
 common share
 assuming dilution               16,746,946   16,434,541   16,053,135
Net income  per
 common share                         $ .22        $ .30        $ .08
Net income  per
 common share
 assuming dilution                    $ .22        $ .29        $ .08

  Unallocated shares maintained in the Company's Employee Stock Ownership Plan ("ESOP"), described in Note F, are reflected as a reduction of outstanding shares for earnings per share purposes until such shares are committed to be allocated. There were no shares at December 31, 1998, 1997 and 1996, remaining in the ESOP which were not committed to be allocated.

I.  Commitments and Contingencies
  The Company leases certain of its warehousing, sales and office facilities, automobiles and equipment under noncancelable long-term operating leases. Certain of the leases provide renewal options ranging from one to ten years and escalation clauses covering increases in various costs. Total rental expenses amounted to $3,298, $3,373 and $3,811, in 1998, 1997 and 1996,
respectively.

Future minimum lease payments under noncancelable operating leases as of December 31, 1998 are as follows:

1999                        $ 2,425
2000                          1,652
2001                            561
2002                            347
2003                            142
Total minimum payments      $ 5,127

  The Company owns the rights to various patents, trademarks, trade names and copyrights and has exclusive licenses to market certain products in specified territories, principally in the United States. The Company's licenses for "Yves Saint Laurent", "Geoffrey Beene", "Kenneth Cole" and "Pierre Cardin" (men's), and "Anne Klein", "Anne Klein II', and "Guess?" (women's) may be considered material to the Company's business. The Company is obligated to pay minimum royalties under certain license agreements as follows: 1999- $3,716; 2000- $3,357; 2001- $1,988;
and 2002- $105. Generally, the license agreements require the Company to provide various forms of advertising and promotion support determined as a percentage of annual net sales of licensed merchandise and licensors generally retain audit rights for a specified period. The Company also pays a percentage of net sales of products to a consulting firm controlled by one of the Company's directors in connection with certain license agreements which that firm introduced to the Company. Management believes that the Company's license obligations have been adequately reflected in the accompanying financial statements.
  On June 7, 1990 the Company received notice from the United States Environmental Protection Agency ("EPA") that it, along with fifteen others, had been identified as a Potentially Responsible Party ("PRP") in connection with the release of hazardous substances at a Superfund Site located in Massachusetts. This notice does not constitute the commencement of a proceeding against the Company or necessarily indicate that a proceeding against the Company is contemplated. The Company, along with six other PRP's, has voluntarily entered into an Administrative Order pursuant to which, inter alia, they have undertaken to conduct a remedial investigation/feasibility study ("RI/FS") with respect to the alleged contamination at the site. It is reasonably possible that the Company's potential obligation may change in the near term. The Company's share of costs for the RI/FS is being allocated on an interim basis at approximately 12.5%. This Superfund site is adjacent to a municipal landfill that is in the process of being closed under Massachusetts law. The Company believes that the issues regarding the site are under discussion among state and federal agencies due to the proximity of the site to the landfill and the composition of waste at the site. At December 31, 1998 and 1997 the company had accrued approximately $1,223 and $1,223 in connection with this site based on the assumption that the issues relating to the availability of federal funding and the allocation of costs of remediation, among others, will not be resolved for many years and that significant legal and technical fees and expenses will be incurred prior to such resolution.
  The Company signed a judicial consent decree relating to the Western Sand and Gravel site located in Burrillville and North Smithfield, Rhode Island which was entered on August 28, 1992 by the U.S. District Court for the District of Rhode Island. The most likely scenario for remediation of ground water at this site is through natural attenuation which will be monitored over a period of up to 24 years. Estimates of the costs of remediation range from approximately $2.8 million for natural attenuation to approximately $7.8 million for other remediation. The Company's share is approximately 8% of approximately 75% of the costs. At December 31, 1998 and 1997 the Company had accrued approximately $453 and $453 in connection with this site based on the results of tests conducted in 1998 and 1997. Management believes that this site will not have a material adverse effect on the Company's operating results or financial condition based on the results of periodic tests conducted at the site. In 1988, the Company received notice that it had been identified as a PRP, together with numerous other companies, in connection with an unrelated site in Diaz, Arkansas. The Company has appropriately responded but has received no further communications on this matter. The Company has recorded no liability with respect to this site as it has no basis on which to estimate potential costs, if any.
  The estimated liability for costs associated with environmental sites is included in Long-term obligations in the accompanying balance sheets (See Note E), exclusive of additional currently payable amounts of approximately $87 and $88 included in Other liabilities in 1998 and 1997, respectively. These amounts have not been discounted. Management believes that the accompanying financial statements include adequate provision for environmental exposures.

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

                                     1998      1997      1996
In-store markdowns                  $7,059   $5,442    $6,120
Cooperative advertising              1,355    1,106     1,095
Displays                             1,227    1,357       932
National advertising and other       1,156    1,114     1,104
        Total                      $10,797   $9,019    $9,251
Percentage of net sales               7.1%     6.6%      7.0%

K. Disclosures About Segments of an Enterprise and Related Information The men's and women's accessories businesses have pronounced differences including the frequency of markets, the degree of fashion orientation in the products and, at the retail level, separate departments with separate buying structures. Management considers meeting the specific demands of each of these marketplaces as the most important factor in managing the Company's business and in developing appropriate reporting of results. The Company's products are sold principally domestically through department stores and, to a lesser extent, through specialty stores and mass merchandisers. The Company and its corresponding customer relationships are organized along men's and women's lines. As a result, the Company has two reportable segments, Men's Accessories consisting of belts, wallets and other small leather goods, suspenders and jewelry and Women's Accessories consisting of jewelry products. Management measures segment profit or loss for each segment based on income or loss before income taxes utilizing the accounting policies consistent in all material respects with those described in Note
B. Reportable segment assets consist of inventory. No intersegment revenue is recorded. Reportable segment assets are transferred to Other, which includes the Company's outlet stores, at carrying cost.

                                                       Consol-
                                                       idated
  1998                    Men's     Women's  Other     Total
Revenue from
external customers        $95,356   $49,972  $6,442    $151,770
Interest Expense, net       1,005       592      75       1,672
Depreciation Expense        1,129       547      60       1,736
Segment Profit              4,746       948     403       6,097
Other noncash item:
(Recoveries) provision
     for bad debts           (183)       12                (171)
Segment Assets             26,279    13,242   1,663      41,184


                                                      Consol-
                                                      idated
  1997                    Men's     Women's  Other     Total
Revenue from
external customers        $86,574   $43,999  $6,501    $137,074
Interest Expense, net         928       462      94       1,484
Depreciation Expense        1,162       523      73       1,758
Segment Profit              4,199       286     363       4,848
Other noncash item:
Provision for bad debts        56        36                  92
Segment Assets             18,064    11,457   1,446      30,967


                                                       Consol-
                                                       idated
  1996                    Men's     Women's   Other     Total
Revenue from
external customers        $82,830   $41,386  $8,426    $132,642
Interest Expense, net      1,156       579      120       1,855
Depreciation Expense       1,075       515       90       1,680
Segment Profit (loss)      4,880    (2,351)    (370)      2,159
Other noncash item:
Provision for bad debts      402       229                  631
Segment Assets            12,157     8,386    1,827      22,370

Reconciliation of Assets              1998       1997       1996
Reportable segment assets          $39,521    $29,521    $20,543
All other assets                    33,448     30,428     28,244
      Total consolidated assets    $72,969    $59,949    $48,787

  Sales to the Company's two largest customers accounted for approximately 16% and 15% of consolidated net sales in 1998, 17% and 13% of consolidated net sales in 1997 and 17% and 13% of consolidated net sales in 1996, respectively. Each of these customers accounted for in excess of 10% of net sales in each of the Company's reportable segments in 1998. In addition, another customer accounted for approximately 10% of consolidated net sales in 1998. Exports to foreign countries accounted for approximately 5%, 8% and 9% of consolidated net sales in 1998, 1997 and 1996, respectively.

L. Quarterly Financial Data (unaudited)
  The Company believes that the results of operations are more meaningful on a seasonal basis (approximately January-June and
July-December) than on a quarterly basis.   The timing of
shipments can be affected by the availability of materials,
retail sales and fashion trends.  These factors may shift volume and related earnings between quarters within a season differently in  one year than in another.
                              First      Second    Third     Fourth
1998
Net Sales                     $33,630    $32,177   $39,041   $46,922
Gross Profit                   14,145     13,259    16,189    21,047
Net Income (loss)              $  809     $ (503)    $ 906   $ 2,450
Per Share                       $ .05     $ (.03)    $ .05     $ .15
Per Share assuming dilution     $ .05     $ (.03)    $ .05     $ .15

1997
Net Sales                     $27,567    $27,580   $36,165   $45,762
Gross Profit                   12,838     11,560    15,195    19,934
Net Income (loss)                $ 46     $ (687)  $ 1,108   $ 4,380
Per Share                       $ .00     $ (.04)    $ .07     $ .27
Per Share assuming dilution     $ .00     $ (.04)    $ .07     $ .26

  An income tax benefit of $2,389 ($.15 per share) was recorded in the fourth quarter of 1997 upon the elimination of the remainder of the valuation allowance against deferred tax assets which had been established in 1995. This adjustment offset the income tax expense associated with 1997 pretax income and resulted in a tax provision of only $1 for the full year. Appropriate provision for income tax expense has been made in 1998.

M.  Subsequent event
  Effective January 8, 1999, the Company acquired 65% of the shares of Joyas y Cueros S.A. de Costa Rica ("Joyas"), a newly formed corporation located in Cartago, Costa Rica in exchange for approximately $1.7 million in cash, equipment and inventory. The minority shareholder contributed approximately $.9 million in equipment and inventory. Joyas presently manufactures women's jewelry and is expected to commence the manufacture of belts in 1999. Substantially all of Joyas' revenue is derived from products manufactured for the Company and the results of Joyas' operations will be included in the Company's consolidated financial statements from the transaction's effective date.




Report of Independent Accountants

To the Stockholders of Swank, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Swank, Inc. at December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Boston, Massachusetts
February 16, 1999


About the Company

  Swank, Inc. is a leading U.S. manufacturer and distributor of men's belts, leather accessories, suspenders and jewelry and women's jewelry. The Company is dedicated to maintaining style and quality leadership in the broad diversity of products it markets.
  The Company's customers are primarily major retailers within the United States. Sales have become more concentrated as a result of consolidations within the retail industry. The Company's ten largest customers represented approximately 66% of consolidated net sales in 1998 compared to 65% in 1997.
  In order to appeal to a large economic cross-section of the buying public, most of Swank's collections are offered in a wide variety of styles and price ranges.
  The Company takes great pride in the strength of its consumer franchise and the brand name recognition of its products such as "Yves Saint Laurent", "Pierre Cardin", "Kenneth Cole", "Claiborne", "Geoffrey Beene", "Colours by Alexander Julian", "Anne Klein", "Anne Klein II", "Guess?" and "Swank".
 Approximately 97 sales people and regional managers are engaged in the sale of Company products, working out of offices located in 4 major cities in the United States. The Company employs approximately 1,300 people in the United States and approximately 265 in Costa Rica.
  Swank operates a production facility in each of Massachusetts and Connecticut, two production facilities in Costa Rica, a distribution facility in Massachusetts and 15 factory outlet stores in 10 states.


Market for the Company's Common Stock and Related Stockholder Matters

  The Company's common stock trades on The Nasdaq Stock Market under the symbol SNKI. The following table sets forth in 1998 and 1997 the range of high and low sales prices of the Company's Common Stock as reported by The Nasdaq Stock Market for the calender quarters indicated.

                    1998                1997
Quarter        High      Low       High        Low
First          $1.56     $1.00     $.94      $ .53
Second          2.19      1.09      .88        .63
Third           2.00      1.13     1.00        .66
Fourth          2.75       .94     1.28        .81
For the Year   $2.75     $ .94    $1.28      $ .53
Number of Record Holders at February 26, 1999 - 1,622
Estimated number of stockholders - 3,343


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


Corporate Data

Executive and
Administrative Office
6 Hazel Street
Attleboro, Massachusetts 02703

Executive and
National Sales Offices
90 Park Avenue
New York, New York 10016

International Division
Sales Office
90 Park Avenue
New York, New York 10016

Regional Sales Offices
Atlanta, Chicago,
Beverly Hills, New York

Production and
Distribution Facilities
Attleboro, Massachusetts
South Norwalk, Connecticut
Taunton, Massachusetts
Cartago, Costa Rica

General Counsel
Parker Chapin Flattau & Klimpl, LLP
1211 Avenue of the Americas
New York, New York 10036

Independent Accountants
PricewaterhouseCoopers LLP
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

Jennifer Cowan Heuser
Vice President-
Merchandising
Belt Division

Jerold R. Kassner
Vice President-
Controller

Frederick M. Moehle
Vice President-
Merchandising
Women's Division

Kimberly Renk
Vice President-
Merchandising
Women's Division

Robert Rosenberg
Vice President-
Regional Sales