Form 10-K, Exhibit 13
period 1999-12-31
SWANK INC
filed 2000-03-29
CIK 95779

EXHIBIT 13.01


                              SWANK


                          ANNUAL REPORT


                              1999

                 To Our Shareholders and Friends

Chairman's Message

  Although results for 1999 were below expectations, it was a busy year for SWANK. The Company launched several new merchandise lines and posted its third consecutive year of increased sales. At the same time, we continued our programs aimed at reducing inventory levels, increasing margins, and reducing operating costs. We are encouraged by our progress so far and hopeful that these programs and other steps we have taken will enable us to report improved profitability and continued success in the future.

  During the coming year, we will build upon what we have started to better prepare SWANK to compete in today's global economy. We are pleased by the continued growth of our core businesses and by the market's favorable reaction to our newest collections, and we will continue to identify and pursue profitable growth opportunities. We look forward to the challenges of 2000.

Sincerely,

/s/ Marshall Tulin

Marshall Tulin
Chairman


President's Letter

  1999 was a challenging year for SWANK. Net sales increased 7% to $162,819,000 from $151,770,000 the year before, although net income decreased to $2,387,000 from $3,662,000 last year. Our 1999 results were impacted primarily by higher product costs, increased sales of excess inventories and increased promotional spending. However, our licensed brands and private label merchandise continue to enjoy broad-based consumer acceptance. And, despite the disappointing results, 1999 was also a year of accomplishments upon which we plan to build in the year 2000.

  Net sales and earnings of our Men's Accessories Division continued to improve, fueled by increases from branded and designer collections, led by our Kenneth Cole and Claiborne for Men lines, and from new and existing private label programs. In the third quarter, the Company launched its initial collections of John Henry men's belts, small leather goods and jewelry and they have been enthusiastically received by consumers. We also began to reorganize and streamline our Women's Jewelry Division in order to better position us for the future. While some of these changes impacted earnings in 1999, we believe they will substantially benefit a division that markets its collections under such internationally known names as Anne Klein, Anne Klein II, Guess?, Kenneth Cole, and DKNY.

  At the beginning of the year, we established an off-shore manufacturing presence in Costa Rica through our joint venture, Joyas y Cueros de Costa Rica, S.A. Our investment in Joyas y Cueros, which manufactures both women's jewelry and men's belts, is part of SWANK's overall effort to increase gross margins while continuing to deliver the highest possible value to today's fashion-conscious consumers. Joyas y Cueros was profitable throughout the second half of 1999 and is expected to play a key role in SWANK's overall global sourcing strategy for 2000 and beyond.

  In October, SWANK launched its corporate Internet site (www.swankaccessories.com). Our goals are to strengthen the Company's communications with investors and customers and to establish SWANK as a participant in the rapidly growing field of e-commerce. We expect to advertise the web site during 2000 and to offer as exciting a selection of high quality merchandise as our traditional retail customers have come to expect from SWANK.

  Our objectives for 2000 include continuing the Company's efforts to reduce inventories, improve inventory management, reduce costs, expand global sourcing initiatives, continue sales growth, and increase earnings. We are confident that the steps we have already taken in 1999, and that we will continue to take in 2000, will help us achieve these goals.

  As always, I am grateful for the contributions and support of our officers, employees, customers, and suppliers. I am also grateful for the wisdom and assistance of our Chairman and our Board of Directors. With their help, I look forward to reporting continuing progress in the years ahead.

Sincerely yours,

/s/ John Tulin

John Tulin
President and Chief Executive Officer
February 29, 2000


Financial Highlights
For each of the Five Years Ended

December 31

(In thousands, except share and per share data)          1999        1998          1997         1996         1995
Operating Data:
Net sales                                            $162,819    $151,770      $137,074     $132,642     $140,102
Cost of goods sold                                    100,419      87,130        77,547       74,396       85,774
Gross profit                                           62,400      64,640        59,527       58,246       54,328
Selling and administrative expenses                    57,547      56,871        53,195       54,232       60,193
Income (loss) from operations                           4,853       7,769         6,332        4,014      (5,865)
Interest expense, net                                   1,790       1,672         1,484        1,855        2,085
Income (loss) before income taxes and minority          3,063       6,097         4,848        2,159      (7,950)
interest
Provision for income taxes                                961       2,435             1          860          994
Minority interest in net loss of consolidated             285           -             -            -            -
  subsidiary
Net income (loss)                                     $ 2,387     $ 3,662       $ 4,847      $ 1,299    $ (8,944)
Share and per share information:
     Weighted average common shares                16,568,724  16,535,670    16,378,645   16,053,135   16,135,368
       outstanding
     Net income (loss) per common share                  $.14       $ .22         $ .30        $ .08      $ (.55)
     Weighted average common shares
          outstanding assuming dilution            16,685,668  16,746,946    16,434,541   16,053,135   16,135,368
     Net income (loss) per share assuming                $.14       $ .22         $ .29        $ .08      $ (.55)
       dilution

Additions to property, plant and equipment             $1,520     $ 1,156       $ 1,155      $ 1,250      $ 2,006
Depreciation and amortization                          $1,616     $ 2,181       $ 2,167      $ 2,027      $ 1,523

Financial Position (In thousands, except per share data)
Current assets                                        $61,271     $61,733       $48,840      $37,905      $45,768
Current liabilities                                    30,842      32,228        24,485       18,865       29,218
Net working capital                                    30,429      29,505        24,355       19,040       16,550
Property, plant and equipment, net                      5,796       5,574         6,157        6,760        7,457
Total assets                                           74,940      72,969        59,949       48,787       57,324
Long-term obligations                                   9,999       9,563         8,603        8,591        7,573
Stockholders' equity                                   33,594      31,178        26,861       21,331       20,533
Stockholders' equity per weighted average
       common share assuming dilution                  $ 2.01      $ 1.86        $ 1.63       $ 1.33       $ 1.27

Management's Discussion and Analysis
of Financial Condition and Results of Operations

                                                            Percentage
                                                            Changes
     1999      1998      1997                              1999-98  1998-97
                               Contribution to Net Sales
$ 102,446  $ 95,356  $ 86,574  Men's Accessories              7%      10%
   54,302    49,972    43,999  Women's Accessories            9%      14%
    6,071     6,442     6,501  Other                        (6)%     (1)%
$ 162,819  $151,770  $137,074  Total Net Sales                7%      11%
                               Contribution to Gross Profit
$  36,536  $ 36,986   $34,594  Men's Accessories            (1)%       7%
   22,427    24,008    21,276  Women's Accessories          (7)%      13%
    3,437     3,646     3,657  Other                        (6)%       0%
 $ 62,400  $ 64,640   $59,527  Total Gross Profit           (4)%       9%

The table indicates the relative contribution to net sales and gross profit for each of the Company's reportable segments (in thousands except for percentage changes). Men's Accessories include belts, wallets and other small leather goods, suspenders, and jewelry. Women's Accessories consist of jewelry products. Other includes sales through the Company's factory outlet stores. The components of Net Sales are gross sales less cash discounts, allowances and customer returns.


1999 vs. 1998
Net sales
 Net sales for the year ended December 31, 1999 increased by $11,049,000 or 7.3% compared to 1998, reflecting the Company's third consecutive year of increased sales. Net Sales increased by $7,090,000 or 7.4% for Men's Accessories and $4,330,000 or 8.7%
for Women's Accessories. The improvement in Men's Accessories Net Sales in 1999 was primarily due to increased domestic shipments of private label men's personal leather goods and belts to both new and existing customers and increased sales of certain branded men's merchandise, including the Company's Claiborne for Men line which was introduced during the third quarter of 1998. The Company commenced shipments of a new private label personal leather goods program during the first quarter of 1999 and also increased its shipments of excess and discontinued merchandise during the year compared to 1998. Women's Accessories Net Sales rose in 1999 as the Company substantially increased its shipments of private label women's jewelry in response to improved retail sales and commenced shipments of several new private label programs during the year. The increase in Women's Accessories Net Sales was also due to higher shipments of the Company's Kenneth Cole merchandise first sold to retailers during the fourth quarter of 1998 and the introduction of the Company's new DKNY women's jewelry line which the Company began shipping during the third quarter of 1999.
 Net Sales in 1999 were also affected by the returns adjustments set forth below. As described in Note B to the accompanying consolidated financial statements, the Company reduces net sales and cost of sales by the estimated effect of future returns of current period shipments. Each spring upon the completion of processing returns from the preceding fall season, the Company records adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year. These adjustments were as follows:

Increase (decrease)in net sales (in thousands)
                         1999    1998    Change
Men's Accessories      $(488)  $1,693  $(2,181)
Women's Accessories       846     848       (2)

Gross profit
 Gross profit for the year ended December 31, 1999 decreased by $2,240,000 or 3.5% compared to 1998 due primarily to higher inventory and manufacturing related costs, partially offset by increased Net Sales. Gross profit expressed as a percentage of net sales fell to 38.3% from 42.6% in 1998.
 Gross profit for Men's Accessories decreased by $450,000 or 1.2% in 1999 due mainly to unfavorable capacity variances associated with a decrease in domestic production levels in response to inventory requirements for manufactured men's belts, partially offset by an increase in gross margin from higher sales. Men's Accessories gross profit as a percentage of net sales declined to 35.7% from 38.8% in 1998 due to increased domestic production-related costs, higher inventory control expenses related to the disposition of excess and out of line merchandise, and increased product costs resulting from a less favorable sales mix.
 Gross profit for Women's Accessories declined by $1,581,000 or 6.6% due to increases in certain inventory-related costs associated with increased sales of out of line merchandise and unfavorable domestic manufacturing variances, partially offset by an increase in Net Sales. The Company reduced production at its domestic jewelry manufacturing facility in 1999 in response to ongoing changes in product sourcing strategies. Gross profit was also unfavorably impacted by start-up losses associated with the acquisition of Joyas y Cueros de Costa Rica, S.A. during the first half of the year. Women's Accessories gross profit as a percentage of sales was 41.3% in 1999 compared to 48.0% for the prior year.
 Gross profit includes the effect of adjustments recorded in the second quarter to reflect the variance between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year. The effect of these adjustments on gross profit was as follows:

Increase (decrease) in gross profit (in thousands)
                               1999      1998       Change
Men's Accessories            $(305)    $1,155     $(1,460)
Women's Accessories             577       633         (56)

Selling and Administrative Expenses
 Selling and administrative expenses increased by $676,000 or 1.2% in 1999 compared to the prior year but, expressed as a percentage of Net Sales, fell to 35.3% compared to 37.5% in 1998 principally due to the increase in Net Sales. The increase in selling expenses was primarily due to higher variable selling costs associated with increased sales volume and increased advertising and promotional expenditures to support both new and existing Women's jewelry retail merchandise programs, partially offset by reductions in employee incentive compensation, a gain on the curtailment of the 1987 deferred compensation plan as described in Note F, and certain other fringe benefit costs. Expenses recorded primarily in the second quarter for severance costs associated with a voluntary workforce reduction program were largely offset by a gain of $500,000 also recorded during the second quarter in connection with the settlement of litigation. Advertising and promotional expenditures as a percentage of Net Sales increased to 7.3% in 1999 from 7.1% in 1998 (see table under "Promotional Expenditures" below).

Interest Expense
 Net interest expense increased $118,000 or 7.1% for the year ended December 31, 1999 compared to 1998. The effect on interest expense of higher borrowing levels in 1999 was partially offset by lower average interest rates. Although domestic short term interest rates generally rose in 1999, the Company's weighted average interest rate fell by 119 basis points compared to last year generally reflecting more favorable borrowing terms (see "Interest Charges" and "Liquidity and Capital Resources").

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

Selling and Administrative Expenses
 Selling and administrative expenses increased by $3,676,000 or 6.9% for the year and, as a percentage of Net Sales, fell to 37.5% compared to 38.8% in 1997. The increase in selling expenses was primarily due to higher variable selling costs associated with increased sales volume and increased advertising and promotional expenditures incurred in connection with certain new merchandise programs. Advertising and promotion as a percentage of Net Sales increased to 7.1% 1998 from 6.6% in 1997 (see table under "Promotional Expenditures" below).
Interest Expense
 Net interest expense increased $188,000 or 12.7% for the year ended December 31, 1998 compared to 1997. Average borrowings increased in 1998 reflecting additional funding requirements to support the Company's incremental working capital investment. The weighted average interest rate for 1998 fell by 190 basis points compared to 1997 generally reflecting more favorable borrowing terms (see "Interest Charges" and "Liquidity and Capital Resources") and the overall low interest rate environment.

Provision for Income Taxes
 The Company recorded an income tax provision in 1999 at a combined federal and state effective tax rate of 31.4%. The effective rate in 1999 reflects the effects of certain tax rate differences associated with nontaxable life insurance benefits, the operating loss incurred by Joyas y Cueros de Costa Rica, S.A., resolution of a prior year charitable contributions carryback adjustment, and other items. The Company's effective tax rate in 1998 was 39.9% which approximated the combined federal and state statutory rate. An income tax benefit of $2,389,000 was recorded to offset the income tax expense associated with 1997's pretax income resulting in a net provision for income taxes in that year of only $1,000. The tax benefit resulted in 1997 upon the elimination of the remainder of the valuation allowance against deferred tax assets which had been established in 1995. Management determined in 1997 that the Company's history of profitable performance and the actions it has undertaken to enhance future performance enable the Company to meet the criteria for assuming that it is more likely than not that deferred tax assets will be realized from future taxable income.

Net Income Per Share
Net income per share includes shares held by the Company's employee stock ownership plan and deemed to be allocated to participants. Net income per share assuming full dilution includes the effects of options.

Promotional Expenditures
 The Company routinely makes advertising and promotional expenditures to enhance its business and to support the advertising and promotion activity required by its licensors. These expenses increased by $1,040,000 in 1999 due primarily to increased Net Sales and additional in-store promotion and national advertising related to certain branded women's jewelry lines. Advertising expenditures increased by $1,778,000 in 1998 primarily due to the increase in Net Sales and an increase in in-store markdown expenditures associated with the introduction of certain new merchandise programs in 1998. The following table summarizes the various promotional expenses incurred by the
Company:

                                      1999       1998    1997
In-store markdowns                  $7,993     $7,059  $5,442
Cooperative advertising                910      1,355   1,106
Displays                             1,314      1,227   1,357
National advertising and other       1,620      1,156   1,114
Total                              $11,837    $10,797  $9,019
Percentage of net sales               7.3%       7.1%    6.6%

Interest Charges
 Average monthly borrowings and weighted average borrowing interest rates under the Company's revolving credit facility were, respectively $22,995,000 and 7.69% in 1999; $16,572,000 and
8.88% in 1998 and $8,296,000 and 10.78% in 1997.

Liquidity and Capital Resources
 As is customary in the fashion accessories industry, substantial percentages of the Company's sales and earnings occur in the months of September, October and November during which the Company makes significant shipments of its products to retailers for the holiday season. As a result, the Company generally builds inventory during the first three quarters of the year to meet the seasonal demand and accounts receivable peak in the fourth quarter. The required cash is provided by a revolving credit facility.
 In 1999, the Company increased its efforts to reduce excess inventories by decreasing production levels at its domestic manufacturing facilities, adjusting the content of certain merchandise assortments, and increasing sales of closeout and discontinued merchandise. As a result of these programs, inventory levels were lower by $4,791,000 at December 31, 1999, compared to the prior year. In connection with the closure of the Company's domestic jewelry manufacturing facility announced on March 16, 2000, the Company expects to incur additional severance and related costs of $1,400,000 to $1,600,000. See Note N. Inventories increased by $10,217,000 in 1998 as a result of a slowdown in retail activity during the second half of the year relative to earlier forecasts. Merchandise commitments for the fall selling season had been developed based upon, among other things, the strong demand for the Company's products during the spring, but turmoil in world financial markets and other factors apparently softened the business which had been expected over the remainder of the year.
 Cash flows. Cash provided by operations totaled $1,636,000 in 1999 compared to cash used of $3,655,000 in 1998. Cash from operations in both 1999 and 1998 was provided principally from net income and depreciation and amortization and, in 1999, from a reduction in consolidated inventory levels of $4,791,000, net of an increase of $397 due to the inclusion of the accounts of Joyas y Cueros de Costa Rica, S.A. The Company used cash in both years to increase accounts receivable and net deferred tax assets. In 1998, cash was also used to fund an increase in inventories of $10,217,000 as described above. Working capital increased $924,000 in 1999 and $5,150,000 in 1998. Cash used in investing activities for capital expenditures was $1,520,000 and $1,156,000 in 1999 and 1998, respectively, and $707 and $794, respectively, was used for life insurance premiums principally to fund deferred compensation. Financing activities provided $1,092,000 in 1999 primarily from an increase in net borrowings under the Company's revolving credit facility, offset by repayments of long-term debt. In 1998, financing activities provided $4,700,000 through an increase in revolving credit borrowings in excess of repayments of long-term debt.
 Financing arrangements. In July 1998, the Company signed a new five year $30 million revolving credit agreement (the "1998 Revolving Credit Agreement") with PNC Bank, National Association (the "Bank"). The new financing replaced the Company's prior $25 million credit facility and is collateralized by substantially all of the Company's domestic accounts receivable, inventory and machinery and equipment. The terms of the 1998 Revolving Credit Agreement permit the Company to borrow against a percentage of eligible accounts receivable and eligible inventory at an interest rate equal to the Bank's prime rate or at a Eurodollar lending rate plus 1.75%. The 1998 Revolving Credit Agreement requires a facility fee of 3/8% per annum on the unused portion of the revolving credit facility. Under the 1998 Revolving Credit Agreement, the Company must maintain a certain Fixed Charge Coverage ratio and payment of dividends is prohibited. In addition, the 1998 Revolving Credit Agreement imposes limits on capital expenditures and additional indebtedness for borrowed money. In July 1999, the Company negotiated with the Bank a temporary increase in the Company's revolving credit facility to $33 million for the period August 1, 1999 through November 30, 1999 in anticipation of peak seasonal working capital needs. Management believes that the current credit facility is adequate to meet the Company's working capital needs over the foreseeable future at existing levels of operations.
 At December 31, 1999, the Company was not in compliance with the Bank's Fixed Charge Coverage ratio as required by the 1998 Revolving Credit Agreement. The bank has waived that requirement of the agreement as of and for the period ended December 31, 1999.

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

Capital Expenditures
 The Company expects that cash from operations will be sufficient to fund its ongoing program of replacing aging machinery and equipment to maintain or enhance operating efficiencies. The Company also expects to continue to make enhancements and upgrades to its information and telecommunications systems.

Year 2000
     Management believes that the Company has been able to modify its significant software systems to make them Year 2000 compliant without material effects on the Company's business or results of operations. The identification of date issues associated with key applications software developed both internally by the Company and by third-party vendors and the necessary modifications were completed at December 31, 1999. The Company to date has not experienced any Year 2000-events that had a material adverse affect on its operations or business.
     As part of its program to identify and remediate potential Year 2000 exposures, the Company, beginning in September 1998, began surveying third parties with whom it had material business relationships to obtain information and representations concerning the respective readiness of each relative to Year
2000.
 Because many of the Company's third party relationships are with public companies, the Company also began reviewing the various public filings of these companies to monitor the status of their representations concerning Year 2000 readiness. Third parties contacted or monitored included major customers, determined regardless of whether there is an existing Electronic Data Interchange ("EDI") relationship, major vendors and suppliers of key services such as utilities, telecommunications and banking.
As described above, the Company to date has not experienced any material Year 2000-related disruptions in its operations arising from third party relationships. The Company installed Year 2000 compliant EDI software in 1999 and has to date experienced no material interruption in electronic sales order processing. A significant disruption in EDI processing could materially impair the Company's shipments.
 Because the first quarter is historically a relatively low volume period for the Company, management believes that although no material Year 2000 disruptions have occurred to date, the Company's seasonality provides something of a buffer against date-related risks that may be as yet unidentified. Management has not developed a formal contingency plan to with regard to potential future risks but the Company intends to continue to monitor its key relationships with suppliers, customers, and service providers for any Year 2000 issues that may arise.
 Most of the Company's applications software was internally developed and the necessary modifications were made utilizing existing internal personnel resources. The cost of these modifications is included in the Company's recurring IT budget. Management does not believe that use of existing resources for Year 2000 remediation has been materially detrimental to the completion of other significant IT projects. The Company purchased specific Year 2000 upgrades with respect to certain third party software applications. The aggregate cost of these upgrades through December 31, 1999 was approximately $75,000. In addition, the costs required to make the Company's network Year 2000 compliant was approximately $25,000. The Company does not believe that any future expenditures related to Year 2000 compliance will be significant.

Forward Looking Statements
 Certain of the preceding paragraphs contain "forward looking statements" which are based upon current expectations and involve certain risks and uncertainties. Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, readers should note that these statements may be impacted by, and the Company's actual performance may vary as a result of, a number of factors including general economic and business conditions, continuing sales patterns, pricing, competition, consumer preferences, and other factors.

Recent Accounting Pronouncements
 In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. This statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133 is effective for fiscal years beginning after June 30, 1999. However, Statement of Accounting Standards No. 137, "Deferral of the Effective Date of SFAS 133" was issued in July 1999 and delayed the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. Management believes that the adoption of SFAS 133 will have no material effect on the company's financial statements.

Swank, Inc.

Consolidated Balance Sheets as of December 31
(Dollars in thousands)

Assets                                                  1999      1998
Current:
 Cash and cash equivalents                          $  1,258   $   757
 Accounts receivable, less allowances
   of $10,176 and 9,041                               16,328    14,756
 Inventories,net:
    Raw materials                                      7,666     7,028
    Work in process                                    5,924     7,337
    Finished goods                                    22,803    26,819
                                                      36,393    41,184
 Deferred income taxes                                 5,963     4,069
 Prepaid and other                                     1,329       967
    Total current assets                              61,271    61,733
Property, plant and equipment, at cost:
  Land and buildings                                   7,717     7,623
  Machinery, equipment and software                   18,340    16,849
  Improvements to leased premises                      1,049       989
  Capital leases                                       1,471     1,471
                                                      28,577    26,932
  Less accumulated depreciation and
   amortization                                       22,531    21,358
      Net property, plant and equipment                6,046     5,574
Other assets                                           7,623     5,662
Total Assets                                        $ 74,940  $ 72,969

Liabilities
Current:
  Notes payable to banks                            $ 16,762  $ 15,321
  Current portion of long-term debt                      181       242
  Accounts payable                                     4,162     5,770
  Accrued employee compensation                        3,296     4,775
  Accrued royalties payable                            1,896     1,639
  Income taxes payable                                 1,701     1,888
  Other liabilities                                    2,844     2,593
      Total current liabilities                       30,842    32,228
Long-term obligations                                  9,999     9,563
Total Liabilities                                   $ 40,841  $ 41,791

Minority Interest in consolidated subsidiary             505         -
Commitments and contingencies (Note I)

Stockholders' Equity

Preferred stock, par value $1.00:
  Authorized 1,000,000 shares
Common stock, par value $.10:
  Authorized 43,000,000 shares:
    issued 16,902,942 and 16,887,942 shares            1,690     1,689
Capital in excess of par value                           926       913
Retained earnings                                     31,672    29,285
Accumulated other comprehensive income                    15         -
                                                      34,303    31,887
     Treasury stock at cost, 333,519 and
       333,519 shares                                  (709)     (709)
Total stockholders' equity                            33,594    31,178
Total Liabilities and Stockholders' Equity          $ 74,940 $  72,969

The accompanying notes are an integral part of the consolidated financial statements

Swank, Inc.

Consolidated Statements of Operations
For Each of the Three Years Ended
December 31
(In thousands, except share and per share data)          1999        1998       1997
Net sales                                            $162,819    $151,770   $137,074
Cost of goods sold                                    100,419      87,130     77,547
Gross profit                                           62,400      64,640     59,527
Selling and administrative expenses                    57,547      56,871     53,195
Income from operations                                  4,853       7,769      6,332
Interest expense, net                                   1,790       1,672      1,484
Income before income taxes and minority interest        3,063       6,097      4,848
Provision for income taxes                                961       2,435          1
Minority interest in net loss of consolidated
 subsidiary                                               285
Net income                                            $ 2,387     $ 3,662    $ 4,847

Net income per common share                             $ .14       $ .22      $ .30
Net income per common share assuming dilution           $ .14       $ .22      $ .29
Weighted average common shares outstanding         16,568,724  16,535,670 16,378,645
Weighted average common shares outstanding
     assuming dilution                             16,685,668  16,746,946 16,434,541


Consolidated Statements of Changes in Stockholders' Equity
For Each of the Three Years                                                               Deferred Employee
Ended December 31,                    Common     Capital in    Accum Other                    Benefits           Treasury Stock
1999, 1998 and 1997               Stock, Par      Excess of  Comprehensive  Retained        Number                Number
(Dollars in thousands)            Value $.10      Par Value         Income  Earnings     of Shares    Amount   of shares   Amount
Balance, December 31, 1996           $ 1,684          $ 852            $ 0  $ 20,776     1,274,788  $(1,272)    333,519   $ (709)
Advance to retirement plan                                                                 514,437     (307)
Allocation to plan participants                       (282)                            (1,274,788)     1,272
Net income                                                                     4,847

Balance, December 31, 1997             1,684            570              0    25,623       514,437     (307)    333,519     (709)
Exercise of stock options                  5             40
Allocation to plan participants                         163                              (514,437)       307
Equity incentive compensation                           140
Net income                                                                     3,662

Balance, December 31, 1998             1,689            913              0    29,285             0         0    333,519     (709)
Exercise of stock options                  1             13
Currency translation adjustment                                         15
Net income                                                                     2,387

Balance, December 31, 1999           $ 1,690          $ 926           $ 15  $ 31,672             0       $ 0    333,519   $ (709)

The accompanying notes are an integral part of the consolidated financial statements

Swank, Inc.

Consolidated Statements of Cash Flows
(Dollars in thousands)
For Each of the Three Years Ended December 31                 1999       1998      1997
Cash flow from operating activities:
Net income                                                $  2,387    $ 3,662   $ 4,847
  Adjustments to reconcile net income to net cash
       (used in) provided by operations:
     (Recoveries) provision for bad debts                      304      (171)        92
     Minority interest in net loss of consolidated
      subsidiary                                             (284)
     Depreciation and amortization                           1,616      2,181     2,167
     Loss (gain) on sale of equipment and investments           13         10       (1)
     Increase in deferred income taxes                     (1,894)      (827)     (321)
     Compensation adjustment to capital in excess of par                  140
     Increase in cash surrender value of life insurance                           (195)
Change in assets and liabilities:
     Increase in accounts receivable                       (2,014)    (2,761)   (4,288)
     (Increase) decrease in inventories                      5,188   (10,217)   (8,597)
     (Increase) decrease in prepaid and other              (1,667)         64       250
     Increase (decrease) in accounts payable,
       accrued and other liabilities                       (2,579)      1,429     1,423
     Increase (decrease) in income taxes payable             (187)      1,635   (1,230)
     Increase in long-term obligations                         738      1,200       350
       Net cash provided by (used in) operations             1,621    (3,655)   (5,503)
Cash flow from investing activities:
  Capital expenditures                                     (1,520)    (1,156)   (1,073)
  Proceeds from sale of equipment                                           7         1
  Premiums on life insurance                                 (707)      (794)     (628)
  Proceeds from sale of investments                                       420
      Net cash (used in) investing activities              (2,227)    (1,523)   (1,700)
Cash flow from financing activities:
  Borrowings under revolving credit agreements              70,733     86,545    54,304
  Payments of revolving credit obligations                (69,292)   (78,741)  (46,787)
  Debt issuance costs                                                   (253)
  Principal payments on long-term debt                       (363)    (2,896)   (1,643)
  Proceeds from exercise of employees' stock options            14         45
  Advance to retirement plan                                                      (307)
       Net cash provided by financing activities             1,092      4,700     5,567
Currency translation adjustment                                 15
Net increase (decrease) in cash and equivalents                501      (478)   (1,636)
Cash and cash equivalents at beginning of year                 757      1,235     2,871
Cash and cash equivalents at end of year                   $ 1,258      $ 757   $ 1,235
  Cash paid during the year for:
     Interest                                              $ 1,806    $ 1,587   $ 1,384
     Income taxes                                          $ 3,400    $ 1,626   $ 1,789
  Noncash transactions:
     Allocation of shares to ESOP participants                          $ 470     $ 990
     Capital lease obligation incurred                                             $ 67
     Minority interest in acquisition of subsidiary           $789

The accompanying notes are an integral part of the consolidated financial statements

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

B.  Summary of Significant Accounting Policies

Basis of Presentation
 The Consolidated Financial Statements include the accounts of Swank, Inc., its majority-owned Costa Rican subsidiary, and a wholly-owned foreign sales corporation. All intercompany amounts have been eliminated.. Dollar amounts are in thousands except for per share data.

Use of Estimates
 The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition
 Net sales are comprised of gross sales less sales allowances, including cash discounts, and customer returns. Net sales are recorded upon shipment.

Cash Equivalents
 For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Allowances for Accounts Receivable
 The Company's allowances for receivables are comprised of cash discounts, doubtful accounts, in-store markdowns, cooperative advertising and customer returns. Provisions for doubtful accounts, in-store markdowns and cooperative advertising are reflected in selling and administrative expenses. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential bad debt losses. The allowance for customer returns results from the reversal of sales for estimated returns and associated costs. Allowances for in-store markdowns and cooperative advertising reflect the estimated costs of the Company's share of certain promotions by its retail customers. Allowances for accounts receivable are generally at their seasonal highs on December 31. Reductions of allowances occur principally in the first and second quarters when the balances are adjusted to reflect actual charges as processed. Allowances for accounts receivable are estimates made by management based on historical experience, adjusted for current conditions, and may differ from actual results. The provisions (recoveries) for bad debts in 1999, 1998 and 1997 were $304, $(171), and $92, respectively.

Concentrations of Credit Risk
 The Company sells products primarily to major retailers within the United States. The Company's two largest customers accounted for 16% and 15% of consolidated trade receivables (gross of allowances) in 1999 and 17% and 12% in 1998.

Inventories
 Inventories are stated at the lower of cost (principally average cost which approximates FIFO) or market. The Company's inventory is fashion oriented and, as a result, is subject to risk of rapid obsolescence. Management believes that inventory has been adequately marked down, where appropriate, and that the Company has adequate channels to dispose of excess and obsolete inventory.

Property, Plant and Equipment
 Property, plant and equipment are stated at cost. The Company provides for depreciation of plant and equipment by charges against income which are sufficient to write off the cost of the assets on a straight-line or double declining-balance basis over estimated useful lives of 10-45 years for buildings and improvements and 3-12 years for machinery, equipment and software. Improvements to leased premises are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease.
 Effective January 1, 1999 the Company adopted the provisions of Statement of Position 98-1 ("SOP 98-1"), "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" which establishes criteria for capitalizing internal and external costs associated with software development. SOP 98-1 requires that the new accounting treatment be applied prospectively from the date of adoption. In 1999, the Company capitalized software development costs pursuant to SOP 98-1 which had the effect of increasing income before taxes by $250 and net income by $172. Exclusive of the effects of this change, net income per share and net income per share assuming dilution would have been $.13 and $.13, respectively.
 The Company has capitalized lease obligations for computer hardware and software equal to the lesser of the present value of the minimum lease payments or the fair market value of the leased property at the inception of the lease. The cost of the leased assets is amortized on a straight line basis over the lesser of the term of the lease obligation or the life of the asset, generally 3 to 5 years.
 Expenditures for maintenance and repairs and minor renewals are charged to expense; betterments and major renewals are capitalized. Upon disposition, cost and related accumulated depreciation are removed from the accounts with any related gain or loss reflected in results of operations.
 Periodically, management assesses, based on undiscounted cash flows, if there has been a permanent impairment in the carrying value of its long-lived assets and, if so, the amount of any such impairment, by comparing anticipated discounted future operating income resulting from intangible assets with the carrying value of the related asset. In performing this analysis, management considers such factors as current results, trends and prospects, in addition to other economic factors.

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

Stock-Based Compensation
 The Company measures the cost of stock-based compensation associated with the stock option plans described in Note G using the "intrinsic value" method. Under this method, the increment of fair value, if any, at the date of grant over the exercise price is charged to expense over the period that the employee provides the associated services. In 1996, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation", which include information with respect to stock-based compensation determined under the "fair value" method. The Company uses the Black-Scholes formula to determine the fair value of options on the grant date for purposes of this disclosure.

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

Comprehensive Income
 Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This Statement requires that certain items recognized under generally accepted accounting standards as separate components of stockholders' equity be reported as comprehensive income in an annual financial statement that is displayed with the same prominence as the other annual financial statements. This statement also requires that an entity classify items of other comprehensive income by their nature in an annual financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional capital in excess of par value in the equity section of the balance sheet. Reportable other comprehensive income of $15 in 1999 arose from gains resulting from the effects of foreign currency translation.

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

C.  Short-Term Borrowings

                                     1999        1998       1997
At December 31:
  Total lines                     $30,000     $30,000    $25,000
  Weighted average interest rate    8.50%       7.75%     10.00%
For the year:
  Monthly average borrowing        22,995      16,572      8,296
       outstanding
  Maximum borrowing outstanding    29,974      25,460     16,712
       at any month end
  Monthly interest rate             7.69%       8.88%     10.78%
       (weighted average)
Balance at December 31             16,762      15,321      7,517

 The average amounts outstanding and weighted average interest rates during each year are based on average monthly balances outstanding under the Company's revolving credit facility for seasonal working capital needs. In July 1999, the Company negotiated with its lender a temporary increase in its $30 million revolving credit facility to $33 million for the period through November 30, 1999 to accommodate seasonal working capital requirements.
 In July 1998, the Company signed a new five year $30 million revolving credit agreement with a sublimit of $3 million in letters of credit (the "1998 Revolving Credit Agreement") with PNC Bank, National Association (the "Bank"). The new financing replaced the Company's prior $25 million credit facility and is collateralized by substantially all of the Company's domestic accounts receivable, inventory and machinery and equipment. The terms of the 1998 Revolving Credit Agreement permit the Company to borrow against a percentage of eligible accounts receivable and eligible inventory at an interest rate equal to the Lender's prime rate or at a Eurodollar lending rate plus 1.75%. The 1998 Revolving Credit Agreement requires a facility fee of 3/8% per annum on the unused portion of the revolving credit facility. Under the 1998 Revolving Credit Agreement, the Company must maintain a certain fixed charge coverage ratio and payment of dividends is prohibited. In addition, the 1998 Revolving Credit Agreement imposes limits on capital expenditures and on additional indebtedness for borrowed money. Based upon present information, the Company expects that it will continue to meet the financial covenants contained in the 1998 Revolving Credit Agreement as amended from time to time and that the facility will be adequate to meet the Company's seasonal working capital needs for the foreseeable future.
 At December 31, 1999, the Company was not in compliance with the Bank's Fixed Charge Coverage ratio as required by the 1998 Revolving Credit Agreement. The bank has waived that requirement of the agreement as of and for the period ended December 31, 1999. See note N.
 In May, 1996, the Company obtained revolving credit financing from IBJ Schroder Bank & Trust Company, as agent for up to $25,000 with a sublimit of $3,000 in letters of credit (the "1996 Revolving Credit Agreement"). The proceeds of the 1996 Revolving Credit Agreement were used, in part, to repay all but $4 million of the outstanding balance under the then existing revolving loan agreement with other banks and under which the Company was then in default. In connection with the May 1996 refinancing, other banks amended and restated an existing agreement to provide the Company with a $4,000 term loan (the "Term Loan") in lieu of a like amount of revolving credit debt then outstanding under the existing agreement. The Term Loan was payable in $200 quarterly increments beginning in June 1997 with the final balance due in May 1999, if not prepaid earlier pursuant to annual prepayments based on excess cash flow, as defined. The Company prepaid the remaining Term Loan balance in April 1998 and, as a result of the prepayment and the refinancing of the 1996 Revolving Credit Agreement, recorded an aftertax gain of approximately $38 in the second quarter of 1998 and an aftertax loss of approximately $111 in the third quarter of 1998, respectively.

D.  Income Taxes

Provision (benefit) for income taxes:
                                        1999       1998      1997
Currently payable:
  Federal                             $2,199     $2,560      $253
  State                                  638        690        51
  Foreign sales corporation               18         12        18
                                       2,855      3,262       332
Deferred:
  Federal                            (1,630)      (719)     (282)
  State                                (264)      (108)      (39)
                                     (1,894)      (827)     (321)
 Total provision                        $961     $2,435        $1

Deferred tax provision (benefit):
                                        1999       1998      1997
Accounts receivable reserves          $(631)       $148    $1,398
Deferred compensation                  (429)      (638)        65
Inventory capitalization                 421      (197)     (573)
Postretirement benefits                 (77)      (122)     (152)
Environmental costs                                             5
Inventory reserves                     (397)        157     (119)
Workman'scompensation                     76         66       389
Termination costs                      (116)        114      (53)
Capital leases                                       74        92
Borrowing costs                                     178
Corporate owned life insurance       (1,098)      (373)       621
Depreciation                           (101)      (120)     (153)
AMT credit carryforwards                             38       627
State NOL carryforwards.                                       50
Other items                              458      (152)     (129)
Valuation allowance                                       (2,389)
                                    $(1,894)     $(827)    $(321)

Effective income tax rate:
                                        1999       1998      1997
Statutory federal income tax rate      34.0%      34.0%     34.0%
State income taxes, net of
    federal tax benefit                  5.1        5.5       5.5
Life insurance                        (11.7)      (1.5)       4.0
Valuation allowance                                        (49.3)
Allocation of ESOP shares                                     1.1
Foreign tax rate differentials           9.0
Resolution of federal tax              (9.6)
  carryback
Other items, net                         4.6        1.9       4.7
                                       31.4%      39.9%      0.0%

Components of the net deferred tax asset at December 31:
                                        1999       1998      1997
Deferred tax assets
  Accounts receivable reserves        $2,040     $1,410    $1,558
  Deferred compensation                2,831      2,402     1,764
  Inventory capitalization               823      1,244     1,047
  Postretirement benefits                867        790       668
  Environmental costs                    662        662       662
  Inventory reserves                     592        195       352
  Workman's compensation                  57        133       199
  Termination costs                      303        187       301
  Capital leases                                     87       161
  Borrowing costs                                             178
  AMT credit carryforward                                      38
  Other                                  308        678       526
  Gross deferred asset                 8,483      7,788     7,454
Deferred tax liabilities
  Depreciation                         (326)      (427)     (547)
  Corporate owned life insurance     (2,194)   ( 3,292)   (3,665)
Net deferred tax asset                $5,963     $4,069   $ 3,242

During 1999, the Company settled with the Internal Revenue Service regarding a carryback claim filed by the Company, which resulted in a refund of federal income taxes paid in prior years in the amount of $293. The foreign rate differentials resulted from startup expenses related to the Costa Rica joint venture, which are not benefited for U.S. or foreign tax purposes.
   The Health Insurance and Accountability Act of 1996 (the "Act") phased out the deduction of interest on policy loans on a significant portion of the Company's corporate owned life insurance and, therefore, substantially increased the after tax cost of maintaining these policies. As a result, in 1996 the Company announced its intention to surrender the affected policies and recorded a deferred tax liability for the estimated income taxes that will become due over a four year period, 1998 through 2001. The surrender of these policies was completed in November 1998. See Note F.

E. Long-Term Obligations
 Long-term obligations, excluding the current portion, at
December 31, were as follows:
                                                      1999    1998
Benefits under 1987 Deferred Compensation
   Plan and Postretirement benefits (See Note F)    $3,499  $4,031
1993 Deferred Compensation Plan (See Note F)         4,192   2,786
1998 Equity Incentive Plan (See Note G)                210     210
Environmental liabilities (See Note I)               1,588   1,588
Supplemental death benefits                            120     150
Other                                                  195     528
Long-term portion of capital leases                    195     270
                                                    $9,999  $9,563

 The Company's lease agreements for certain computer hardware and software have been classified as capital leases for financial reporting purposes. Accumulated amortization of assets under capital leases was $1,416 and $1,395 as of December 31, 1999 and 1998, respectively. Office equipment and computer hardware with aggregate fair values of approximately $0, $0 and $67 were added to capitalized leases in 1999, 1998 and 1997, respectively.

Future minimum lease payments and the present value of the minimum lease payments as of December 31, 1999 were:

2000                          210
2001                           64
2002                           18
Subtotal                      292
Imputed interest at 11.0%    (25)
Present value of minimum
 lease payments               267

F.  Employee Benefits
 Effective January 1, 1994, the Company amended and restated the Swank, Inc. Employees' Stock Ownership Plan in a merger with the Swank, Inc. Employees' Stock Ownership Plan No. 2 and the Swank, Inc. Savings Plan. The combined plans became The New Swank, Inc. Retirement Plan (the "Plan"). The Plan incorporates the characteristics of the three predecessor plans, covers substantially all full time employees and reflects the Company's continued desire to provide added incentives and to enable employees to acquire shares of the Company's Common Stock. The cost of the Plan has been borne by the Company.
 The savings (401(k)) component of the Plan provides employees an election to reduce taxable compensation through contributions to the Plan. Matching cash contributions from the Company are determined annually at the Board's discretion. Shares of Common Stock acquired by the stock ownership component of the Plan are allocated to participating employees to the extent of contributions to the Plan, as determined annually at the discretion of the Board of Directors, and are vested on a prescribed schedule. Expenses for the Company's contributions to the Plan were $451, $1,200 and $1,256 in 1999, 1998 and 1997, respectively. The 1997 contribution included $470 determined at average fair value, upon the commitment to allocate 514,437 shares with a fair value of $579 at December 31, 1997 to participants in the stock ownership component of the Plan. The allocation of these shares was made in February 1998 to individual employees' accounts as of the preceding December 31 and are reflected in the consolidated statements of changes in stockholders' equity and as a noncash transaction for purposes of the consolidated statements of cash flows in the year allocated. At December 31, 1999 and 1998, the Plan held a total of 9,789,817 and 10,001,506 shares, respectively, of the Company's outstanding stock, of which 9,789,817 and 10,001,506, respectively, were allocated to participants. The Company from time to time makes loans to the Plan at an interest rate equal to the Prime lending rate plus 2 percentage points per annum to provide the Plan with liquidity, primarily to enable the Plan to make distributions of cash rather than shares to former employees. There were no outstanding balances due from the Plan to the Company at December 31, 1999 and 1998.
 In October 1999, the Plan's 401(k) Savings and Stock Ownership Plan Committee authorized the repurchase by the Plan of up to 600,000 shares of the Company's common stock. Purchases will be made at the discretion of the Plan's trustees from time to time in the open market and through privately negotiated transactions, subject to general market and other conditions. Repurchases are intended to be financed by the Plan with its own funds and from any future cash contributions made by the Company to the Plan. Shares acquired will be used to provide benefits to employees under the terms of the Plan. No shares had been repurchased as of December 31, 1999.
 In 1998, the Company adopted Statement of Financial Accounting Standards No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" which modified and standardized disclosure requirements for postretirement benefits. In this connection, the Company determined that the new disclosure requirements are applicable to defined benefits provided under the 1987 Deferred Compensation Plan.
 The Company provides postretirement life insurance, supplemental pension and medical benefits for certain groups of active and retired employees. The postretirement medical plan is contributory, with contributions adjusted annually; the death benefit is noncontributory. The Company recognizes the cost of postretirement benefits over the period in which they are earned and amortizes the transition obligation for all plan participants on a straight-line basis over a 20 year period which began in 1993.
 The following table sets forth reconciliations of the beginning and ending balances of the postretirement benefits and defined benefits under the 1987 Deferred Compensation Plan described below:

                                    Postretirement           Defined
                                       Benefits             Benefits
Change in Benefit Obligation       1999       1998      1999       1998
Benefit obligation at
  beginning of year:             $5,399     $5,467    $2,329     $2,583
Service cost                         39         34        40        110
Interest cost                       338        349       141        177
Participants' contributions          23         19         0          0
Amendments                            0       (40)         0      (216)
Curtailment                           0          0       297          0
Actuarial (gain) loss             (575)      (254)     (121)         24
Benefits paid                     (461)      (176)     (330)      (349)
Benefit obligation at end
  of year                        $4,763     $5,399    $2,356     $2,329

Change in  Plan Assets
Plan assets at beginning
 of year at fair value                0          0         0          0
Employer contributions              438        157       330        349
Participants' contributions          23         19         0          0
Benefits paid                     (461)      (176)     (330)      (349)
Plan assets at end of year
  at fair value                       0          0         0          0
Funded status                  $(4,763)   $(5,399)  $(2,356)   $(2,329)
Unrecognized actuarial              583      1,205         0       (10)
 (gain) loss
Unrecognized transition
  obligation                      2,036      2,193         0      (158)
Unrecognized prior service
(credit) cost                         0          0         0      (215)
Accrued benefit cost (1)       $(2,144)   $(2,001)  $(2,356)   $(2,712)

(1) Amounts totaling $1,050 and $682 have been included in accrued employee compensation as of December 31, 1999 and 1998, respectively. The remaining balance has been included in long-term obligations as set forth in Note E.
 The weighted-average discount rate used in determining the accumulated benefit obligations was 7.75%, 6.5% and 7.0% at December 31, 1999, 1998 and 1997, respectively. For measurement purposes, a 5.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000 and all years thereafter.
 Net periodic postretirement benefit cost for 1999, 1998 and 1997 included the following components:

                              Postretirement          Defined
                                 Benefits             Benefits
                            1999   1998  1997   1999   1998    1997
Service cost                $ 39   $ 34  $ 45   $ 40   $110    $217
Interest cost                338    349   379    141    177     181
Expected return on plan
  assets                       0      0     0      0      0       0
Recognized actuarial
  (gain) loss                 48     51    73    (1)    134      22
Amortization of
  transition   obligation    156    160   160   (20)   (20)    (20)
Amortization of prior
   service (credit) cost       0      0     0   (18)      0       0
Net periodic benefit
  costs included in
  selling and
  administrative expenses   $581   $594  $657   $142   $401    $400
Gain recognized due to
   curtailment                 0      0     0    169      0       0
Total plan cost (income)    $581   $594  $657  $(27)   $401    $400


 The Company has multiple health care and life insurance postretirement benefit programs which are generally available to executives. The health care plans are contributory (except for certain AARP and Medicare Part B coverage) and the life insurance plans are noncontributory. A portion of the life benefits is fully insured through group life coverage and the remaining life benefits are self insured. Life insurance contracts have been purchased on the lives of certain employees in order to fund postretirement death benefits to beneficiaries of salaried employees who reach age sixty with ten years of service.
Proceeds from these contracts are expected to be adequate to fund the Company's obligations although there are likely to be differences in the timing of cash flows over the life of the program. The cost of these contracts is included in the annual postretirement cost shown above. On December 31, 1998, the health plan was changed from an indemnity coverage program to a preferred provider arrangement.
 Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point decrease in assumed health care cost trend rates would decrease the total of service and interest cost by $4 and the postretirement benefit obligation by $51, respectively, while a one-percentage point increase would increase the total of service and interest cost by $4 and the postretirement benefit obligation by $51.
 In 1987, the Company adopted a deferred compensation plan (the "1987 Plan") available to certain key executives for the purpose of providing retirement benefits. Interest credited to participants' accounts is paid at retirement in the form of a monthly annuity over a period of ten years. All compensation that was deferred under the 1987 Plan has been returned to participants following seven years after the year of original deferral. The 1987 Plan was amended at the end of 1998 to change the method of determining future interest credits on participants' accounts. Life insurance contracts intended to fund 1987 Plan benefits through future death proceeds were purchased on the lives of the participants and on certain other employees with annual net carrying cost of approximately $300 per year. However, as described in Note D, these contracts were surrendered in November, 1998 with a corresponding reduction in gross cash surrender value and policy loans as set forth below.
 In 1999, the Company determined that it would be advantageous to place all remaining participants in the 1987 Plan who were not currently receiving benefits into payout status, effective January 1, 2000. Participants will receive benefit payments over ten years resulting in the elimination of the Company's liability under the 1987 Plan by the end of 2009. The curtailment of the 1987 Plan resulted in an acceleration of the unrecognized liability to participants which was offset by a reduction in plan liabilities associated with a change in certain actuarial assumptions. The net effect of these adjustments was a gain of $169 included in selling and administrative expenses which was recorded in the fourth quarter.
 In 1993, the Company established a deferred compensation plan for certain key executives (the "1993 Plan") that provides for payments of the amounts deferred and the earnings thereon upon retirement, death or other termination of employment. Amounts payable to participants in the 1993 Plan aggregated $4,495 and $3,021 at December 31, 1999 and 1998, respectively, of which $303 and $235, respectively, have been classified in accrued employee compensation. The remaining balances of $4,192 and $2,786, respectively, have been included in long-term obligations (See Note E). Variable life insurance contracts have been purchased on the lives of participants and on certain other employees. These contracts are held in a grantor trust and the contract values are expected to be adequate to fund the benefit obligations under the 1993 Plan. The net costs related to the 1993 deferred compensation plans are included in selling and administrative expense and aggregated approximately $330, $271 and $171, in 1999, 1998 and 1997, respectively.
 The Company uses loans against the policy cash values to pay part or all of annual life insurance premiums, except for the variable life policies. The aggregate gross cash surrender value of all policies was approximately $10,701 and $9,298, at December 31, 1999 and 1998, respectively, which is included in other assets, net of policy loans aggregating approximately $3,132 and $3,552, respectively. The Company has no intention of repaying any policy loans and expects that they will be liquidated from future death benefits or by surrender of the policies. Interest on policy loans amounted to approximately $285, $1,997 and $2,041 in 1999, 1998 and 1997, respectively, and is included in the net costs of the various plans described above. The weighted average interest rate on policy loans was 6.3%, 7.7% and 7.8% at December 31, 1999, 1998 and 1997, respectively.

G.  Stock Options
 Under the Company's 1987 and 1981 employee stock option plans, options were granted to key employees to purchase shares of Common Stock at the market value on the date of grant. These options are generally exercisable during a period beginning one year after the date of grant and continuing for an additional nine years. No additional options may be granted under the 1987 and 1981 plans.
    In 1994, the Company established a directors' stock option plan pursuant to which options may be granted to non-employee directors to purchase 150,000 shares of Common Stock at market value on the date of grant. Options granted under this plan are for a period of five years and are immediately exercisable. Options to purchase 15,000 shares of Common Stock were granted under this plan in each of 1999, 1998 and 1997. At December 31, 1999, a total of 55,000 shares of Common Stock were reserved for future grants under the directors' plan.
 The following table summarizes stock option activity for the years 1997 through 1999:
                                        Weighted average
                        Options Shares  Exercise Price
Outstanding at
December 31, 1996            2,111,388          1.03
Exercised
Forfeited                     (80,600)           .97
Expired                    (1,074,988)          1.16
Granted                         15,000           .78
Outstanding at
December 31, 1997              970,800           .89
Exercised                     (44,900)           .94
Forfeited                     (10,400)           .94
Expired
Granted                         15,000          1.28
Outstanding at
December 31, 1998              930,500          $.90
Exercised                     (15,000)           .94
Forfeited                    (201,200)           .71
Expired                       (10,000)          1.16
Granted                         15,000          1.22
Outstanding at
December 31, 1999              719,300          $.95

 For options granted in 1999, 1998 and 1997, the estimated weighted average fair value, assuming no dividends, was approximately $.94, $1.18 and $.67, respectively, using a risk-free rate of 6.5%, and an expected volatility of .99 in each year, and expected lives of 5, 10 and 5 years in 1999, 1998 and 1997, respectively. Pro forma net income and pro forma net income per share for options granted using the fair value method was $2,378 and $.14 per share in 1999, $3,627 and $.22 per share in 1998, and $4,819 and $.29 per share in 1997.

 Options outstanding as of December 31, 1999 were as follows:
                        Weighted     Weighted Number     Weighted
 Exercise      Shares   Average      Average  Exer-      Average
 Price      Outstanding Life (Years) Price    cisable    Price
$.78-$1.28      75,000        2.35    $1.06     75,000    $1.06
$.94           644,300        1.75      .94    644,300      .94
Total          719,300        1.81     $.95    719,300     $.95

 At December 31, 1998 and 1997 there were 868,833 and 898,114 exercisable options, respectively, and the weighted-average exercise prices were $.91 and $.92, respectively.
 In April 1998, the Company's stockholders approved the Swank, Inc. 1998 Equity Incentive Compensation Plan (the "1998 Plan") which replaced the Company's prior incentive stock plans, all of which had expired by their terms. The 1998 Plan permits the Company's Board to grant a maximum of 3,000,000 shares to key employees through stock options, stock appreciation rights, restricted stock units, performance awards and other stock-based awards. Long-term performance awards were granted under the 1998 Plan in October 1998 to certain key employees. Awards are based upon a formula which incorporates a minimum and maximum range of cumulative earnings, determined before incentive compensation pursuant to the awards and before income taxes, for the three year period ending December 31, 2000. If earned, the awards will be payable partially in cash and partially in restricted shares of the Company's common stock. Each award is entirely denominated in dollars. The number of restricted shares to be issued to participants will be the aggregate dollar amount of the equity portion of the awards divided by the fair value of the Company's shares at the date of distribution. No awards were granted by the Board in 1999. In 1998, based on a market value of $1.08625 per share for the Company's common stock when the awards were granted, a maximum of approximately 1,383,100 shares have been awarded. Restrictions on any shares actually issued will lapse over a three year period from the date of issuance. Compensation expense of $350 was recorded as of December 31, 1998 in connection with the 1998 Plan.

H.   Net Income Per Share
 The following table sets forth the computation of net income per share:

                                              Year Ended December 31,
                                        1999         1998        1997
Numerator:
Net Income                            $2,387       $3,662      $4,847
Denominator:
Weighted average common
  shares outstanding              16,568,724   16,535,670  16,509,523
Effect of excluding
  unallocated shares held in
  ESOP                                     0            0   (130,878)
Shares used in computing net
income per common share           16,568,724   16,535,670  16,378,645
Effect of dilutive options           116,944      211,276      55,896

Shares used in computing
  net income per common share
  assuming dilution               16,685,668   16,746,946  16,434,541
Net income per common share             $.14        $ .22        $.30

Net income  per common share
  assuming dilution                     $.14        $ .22       $ .29

Unallocated shares maintained in the Company's Employee Stock Ownership Plan ("ESOP"), described in Note F, are reflected as a reduction of outstanding shares for earnings per share purposes until such shares are committed to be allocated. There were no shares at December 31, 1999, 1998 and 1997, remaining in the ESOP which were not committed to be allocated.

I.  Commitments and Contingencies
 The Company leases certain of its warehousing, sales and office facilities, automobiles and equipment under noncancelable long-term operating leases. Certain of the leases provide renewal options ranging from one to ten years and escalation clauses covering increases in various costs. Total rental expenses amounted to $3,354, $3,298 and $3,373, in 1999, 1998 and 1997,
respectively.

Future minimum lease payments under noncancelable operating leases as of December 31, 1999 are as follows:

2000                      $  2,707
2001                         1,959
2002                         1,687
2003                         1,452
2004                         1,344
Thereafter                   6,918
Total minimum payments    $ 16,067

 The Company owns the rights to various patents, trademarks, trade names and copyrights and has exclusive licenses to market certain products in specified territories, principally in the United States. The Company's licenses for "Yves Saint Laurent", "Geoffrey Beene", "Guess?", "Kenneth Cole", "Pierre Cardin" (men's), and "Anne Klein", "Anne Klein II", "DKNY", and "Guess?" (women's) collectively may be considered material to the Company's business. The Company is obligated to pay minimum royalties under certain license agreements as follows: 2000- $4,550; 2001- $4,202; and 2002 - $2,727. Generally, the license agreements require the Company to provide various forms of advertising and promotional support determined as a percentage of annual net sales of licensed merchandise and licensors generally retain audit rights for a specified period. The Company also pays a percentage of net sales to a consulting firm controlled by one of the Company's directors in connection with certain license agreements which that firm introduced to the Company. Management believes that the Company's license obligations have been adequately reflected in the accompanying financial statements.
     On June 7, 1990 the Company received notice from the United States Environmental Protection Agency ("EPA") that it, along with fifteen others, had been identified as a Potentially Responsible Party ("PRP") in connection with the release of hazardous substances at a Superfund Site located in Massachusetts. This notice does not constitute the commencement of a proceeding against the Company or necessarily indicate that a proceeding against the Company is contemplated. The Company, along with six other PRP's, has voluntarily entered into an Administrative Order pursuant to which, inter alia, they have undertaken to conduct a remedial investigation/feasibility study ("RI/FS") with respect to the alleged contamination at the site. It is reasonably possible that the Company's potential obligation may change in the near term. The Company's share of costs for the RI/FS is being allocated on an interim basis at approximately 12.5%. This Superfund site is adjacent to a municipal landfill that is in the process of being closed under Massachusetts law. The Company believes that the issues regarding the site are under discussion among state and federal agencies due to the proximity of the site to the landfill and the composition of waste at the site. At December 31, 1999 and 1998 the company had accrued approximately $1,223 and $1,223, respectively in connection with this site based on the assumption that the issues relating to the availability of federal funding and the allocation of costs of remediation, among others, will not be resolved for many years and that significant legal and technical fees and expenses will be incurred prior to such resolution.
 The Company signed a judicial consent decree relating to the Western Sand and Gravel site located in Burrillville and North Smithfield, Rhode Island which was entered on August 28, 1992 by the U.S. District Court for the District of Rhode Island. The most likely scenario for remediation of ground water at this site is through natural attenuation which will be monitored over a period of up to 24 years. Estimates of the costs of remediation range from approximately $2.8 million for natural attenuation to approximately $7.8 million for other remediation. The Company's share is approximately 8% of approximately 75% of the costs. At December 31, 1999 and 1998 the Company had accrued approximately $453 and $453 respectively, in connection with this site based on the results of tests conducted in 1999 and 1998. Management believes that this site will not have a material adverse effect on the Company's operating results or financial condition based on the results of periodic tests conducted at the site. In 1988, the Company received notice that it had been identified as a PRP, together with numerous other companies, in connection with an unrelated site in Diaz, Arkansas. The Company has appropriately responded but has received no further communications on this matter. The Company has recorded no liability with respect to this site as it has no basis on which to estimate potential costs, if any.
 The estimated liability for costs associated with environmental sites is included in Long-term obligations in the accompanying balance sheets (See Note E), exclusive of additional currently payable amounts of approximately $88 and $88 included in Other liabilities in 1999 and 1998, respectively. These amounts have not been discounted. Management believes that the accompanying financial statements include adequate provision for environmental exposures.

J. Promotional Expenses
 Substantial expenditures for advertising and promotion are considered necessary to maintain and enhance the Company's business and, as described in Note I, certain license agreements require specified levels of spending. These expenditures are included in selling and administrative expenses in the year incurred. The following table summarizes the various promotional expenses incurred by the Company:
                                     1999      1998      1997
In-store markdowns                 $7,993    $7,059    $5,442
Cooperative advertising               910     1,355     1,106
Displays                            1,314     1,227     1,357
National advertising and other      1,620     1,156     1,114
      Total                       $11,837   $10,797    $9,019
Percentage of net sales              7.3%      7.1%      6.6%

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


1999                              Men's   Women's       Other      Consol-
                                                                    idated
                                                                     Total
Revenue from external          $102,446   $54,302      $6,071     $162,819
Interest Expense, net             1,076       633          81        1,790
Depreciation Expense                963       554          48        1,565
Segment Profit                    5,252   (2,313)         409        3,348
Other noncash item:
  (Recoveries) provision            203       101                      304
Segment Assets                   23,223    11,390       1,780       36,393

1998                              Men's   Women's       Other      Consol-
                                                                    idated
                                                                     Total
Revenue from external           $95,356   $49,972      $6,442     $151,770
Interest Expense, net             1,005       592          75        1,672
Depreciation Expense              1,129       547          60        1,736
Segment Profit                    4,746       948         403        6,097
Other noncash item:
  (Recoveries) provision          (183)        12                    (171)
Segment Assets                   26,279    13,242       1,663       41,184

1997                              Men's   Women's       Other      Consol-
                                                                    idated
                                                                     Total
Revenue from external           $86,574   $43,999      $6,501     $137,074
Interest Expense, net               928       462          94        1,484
Depreciation Expense              1,162       523          73        1,758
Segment Profit                    4,199       286         363        4,848
Other noncash item:
  (Recoveries) provision             56        36                       92
Segment Assets                   18,064    11,457       1,446       30,967

Reconciliation of assets              1999      1998        1997
Reportable segment assets          $35,363   $39,521     $29,521
All other Assets                    40,204    33,448      30,428
  Total consolidated assets        $75,567   $72,969     $59,949

 Sales to the Company's two largest customers accounted for approximately 17% and 14% of consolidated net sales in 1999, 16% and 15% of consolidated net sales in 1998 and 17% and 13% of consolidated net sales in 1997, respectively. Each of these customers accounted for in excess of 10% of net sales in each of the Company's reportable segments in 1999. Exports to foreign countries accounted for approximately 5%, 5% and 8% of consolidated net sales in 1999, 1998 and 1997, respectively.

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

1999                         First   Second     Third    Fourth
Net sales                  $37,199  $32,725   $40,938   $51,957
Gross profit                13,569   12,042    16,259    20,530
Net income (loss)           $ (66)  $ (565)     $ 673   $ 2,345
Per share                    $ .00  $ (.04)     $ .04     $ .14
Per share
assumng dilution             $ .00  $ (.04)     $ .04     $ .14

1998                         First   Second     Third    Fourth
Net sales                  $33,630  $32,177   $39,041   $46,922
Gross profit                14,145   13,259    16,189    21,047
Net income (loss)            $ 809  $ (503)     $ 906   $ 2,450
Per share                    $ .05  $ (.03)     $ .05     $ .15
Per share
  assumng dilution           $ .05  $ (.03)     $ .05     $ .15

 The first and second quarter results above have been restated to reflect the effects of adjustments made to reduce the value of certain work-in-process inventories to their proper amounts. The restatement decreased net income of the first quarter by $181 or $.01 per share, with a corresponding increase to net income and net income per share in the second quarter, from the previously reported amounts.

M.   Stockholder Rights Plan
 On October 26, 1999 the Company's Board of Directors adopted a new Stockholder Rights Plan (the "Rights Plan") to succeed a similar plan which originally was adopted in 1988 and had expired by its terms in 1998. Under the Rights Plan, the Company declared a dividend of one Right to purchase one one-hundredth of a share of newly created Series D Junior Participating Preferred Stock at an initial exercise price of $5.50 (the "Purchase Price"). One Right was distributed for each share of the Company's common stock outstanding to shareholders of record on November 12, 1999.
 Initially, the Rights will be attached to and trade with the Company's outstanding common stock. A Distribution Date will occur and the Rights will separate from the common stock and be distributed to shareholders upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired or obtained the right to acquire, beneficial ownership of 15% or more of the shares of common stock then outstanding or
(ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of common stock (unless such tender offer or exchange offer is an offer for all outstanding shares of common stock which a majority of the unaffiliated directors who are not officers of the Company determine to be at a price which is fair to all stockholders and otherwise in the best interests of the Company and its stockholders).
  In the event that an Acquiring Person becomes the beneficial owner of 15% or more of the then outstanding shares of the Company's common stock (except pursuant to a tender offer or exchange offer for all outstanding shares of common stock which a majority of the unaffiliated directors who are not officers of the Company determine to be at a price which is fair to all stockholders and otherwise in the best interests of the Company and its stockholders (a "Qualifying Offer")), each holder of a Right will thereafter have the right to receive, upon payment of the Purchase Price, common stock (or in certain circumstances, cash, property, or other securities of the Company) having a value equal to two times the Purchase Price of the Right. In addition, in the event that at any time after the Stock Acquisition Date (i) the Company is involved in a merger or other business combination transaction in which the Company is not the surviving corporation or in which it is the surviving corporation but its Common Stock is changed or exchanged (other than a merger consummated pursuant to a Qualifying Offer), or (ii) more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right shall, after the expiration of the redemption period referred to below, have the right to receive, upon payment of the Purchase Price, common stock of the acquiring company having a value equal to two times the Purchase Price.
 The Rights are not exercisable until the Distribution Date and, under certain circumstances, are redeemable by the Company at a price of $.01 per right. The Company at its option may also exchange the Rights for shares of common stock at an exchange ratio of one share of common stock per Right. The Rights will expire at the close of business on November 11, 2009, unless redeemed or exchanged earlier by the Company pursuant to the terms of the Rights Plan.

N.   Subsequent Event
 At December 31, 1999, the Company was not in compliance with the Bank's Fixed Charge Coverage ratio as required by the 1998 Revolving Credit Agreement. The bank waived that requirement of the agreement on March 7, 2000 as of and for the period ended December 31, 1999.
 On March 16, 2000, the Company announced a plan to cease production operations at its jewelry manufacturing facility located in Attleboro, Massachusetts ("Attleboro") and transfer its remaining domestic jewelry production requirements to its majority-owned subsidiary, Joyas y Cueros, S.A. de Costa Rica, and certain third-party vendors. Manufacturing operations at Attleboro will cease following the orderly transition of merchandise requirements to other resources which is expected to be completed during the second quarter of 2000. Management has concluded that its Attleboro manufacturing facility can no longer be competitive in light of the increasing pressure to sustain gross margins at both the wholesale and retail level and that maintaining a domestic large-scale jewelry manufacturing operation is not economically viable. In connection with the closure, the Company will take a charge against pretax earnings of approximately $1,400 to $1,600 in the first quarter of 2000 to cover employee severance and related costs. Additional integration expenses associated with the writedown of certain inventory, currently estimated at $550 are also likely to be incurred in fiscal 2000 as the Company completes the process of resourcing its remaining merchandise requirement. Integration costs will be expensed as incurred.
 On March 17, 2000, the Company entered into an amendment to the 1998 Revolving Credit Agreement that resets the Fixed Charge Covenant Ratio. As a result of the amendment, the Company is permitted to borrow against a percentage of eligible accounts receivable and eligible inventory at a maximum interest rate, depending on certain factors, equal to the Lender's prime rate plus 1% or at Eurodollar lending rate plus 2.75%.

Report of Independent Accountants

To the Stockholders of Swank, Inc.


     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows, present fairly, in all material respects, the financial position of Swank, Inc. at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 29, 2000, except for
Note N for which the dates
are March 7, 2000, March 16, 2000, and March 17, 2000



About the Company
 Swank, Inc. is a leading U.S. manufacturer and distributor of men's belts, leather accessories, suspenders and jewelry and women's jewelry. The Company is dedicated to maintaining style and quality leadership in the broad diversity of products it markets.
 The Company's customers are primarily major retailers within the United States. Sales have become more concentrated as a result of consolidations within the retail industry. The Company's ten largest customers represented approximately 71% of consolidated net sales in 1999 compared to 66% in 1998.
 In order to appeal to a large economic cross-section of the buying public, most of Swank's collections are offered in a wide variety of styles and price ranges.
 The Company takes great pride in the strength of its consumer franchise and the brand name recognition of its products such as "Kenneth Cole", "DKNY", "Claiborne", "Guess?", "Anne Klein", "Anne Klein II", "Geoffrey Beene", "John Henry", "Yves Saint Laurent", "Pierre Cardin", and "Colours by Alexander Julian", and "Swank".
 Approximately 99 sales people and regional managers are engaged in the sale of Company products, working out of offices located in 4 major cities in the United States. The Company employs approximately 1,200 people in the United States and approximately 230 in Costa Rica.
 Swank operates a production facility in each of Massachusetts and Connecticut, two production facilities in Costa Rica, a distribution facility in Massachusetts and 17 factory outlet stores in 10 states.

Market  for  the  Company's  Common  Stock  and Related
Stockholder Matters

     The Company's common stock trades on The Nasdaq Stock Market under the symbol SNKI. The following table sets forth in 1999 and 1998 the range of high and low sales prices of the Company's Common Stock as reported by The Nasdaq Stock Market for the calender quarters indicated.

                         1999             1998
Quarter           High    Low    High      Low
First            $1.81  $1.00   $1.56    $1.00
Second            1.63   1.00    2.19     1.09
Third             1.34    .88    2.00     1.13
Fourth            1.13    .78    2.75      .94
For the Year     $1.81  $ .78   $2.75    $ .94
Number of Record Holders at February 24, 2000 - 1,556
Estimated number of stockholders - 3,189

Form 10-K
     The Company's Annual Report on Form 10-K will be furnished without charge to stockholders. Written requests for this report should be forwarded to Mr. Jerold R. Kassner, Corporate
Secretary, Swank, Inc., P.O. Box 2962, Attleboro, Massachusetts
02703-0962.



Corporate Information

Board of Directors

Mark Abramowitz
Parker Chapin LLP

John J. Macht
The Macht Group, Retail and
Marketing Consultants

James E. Tulin
Senior Vice President-
Merchandising

John Tulin
President and Chief Executive
Officer

Marshall Tulin
Chairman of the Board

Raymond H. Vise
Retired Senior Vice President



Corporate Data

Executive and             Production and Distribution
Administrative            Facilities
Office                    Attleboro, MA
6 Hazel Street            South Norwalk, CT
Attleboro, MA             Taunton, MA
02703                     Cartago, Costa Rica

Executive and             General Counsel
National Sales            Parker Chapin LLP
Offices                   405 Lexington Avenue
90 Park Avenue            New York, NY 10174
New York, NY
10016

International             Independent Accountants
Division Sales            PricewaterhouseCoopers LLP
Office                    One Post Office Square
90 Park Avenue            Boston, MA  02109
New York, NY
10016

Regional Sales            Transfer Agent and Registrar
Offices                   American Stock Transfer & Trust
Atlanta,                  Company
Chicago, Beverly          40 Wall Street
Hills, New York           New York, NY  10005

Corporate Officers

Marshall Tulin           Jerold R. Kassner         William B. Heuser
Chairman of the Board    Senior Vice President-    Vice President-
                         Chief Financial Officer   Merchandising
                         Secretary and Treasurer   Belt Division

John Tulin               William F. Rubin          Jennifer Cowan Heuser
President and            Senior Vice President-    Vice President-
Chief Executive Officer  Regional Sales            Merchandising
                                                   Belt Division

Richard V. Byrnes, Jr.   Bruce Shopoff             Frederick M. Moehle
Senior Vice President-   Senior Vice President-    Vice President-
Operations               Regional Sales            Merchandising
                                                   Women's Division

Paul Duckett             James E. Tulin            Kimberly Renk
Senior Vice President-   Senior Vice President-    Vice President-
Distribution and         Merchandising             Merchandising
Retail Store Operations                            Women's Division

Melvin Goldfeder         Lewis Valenti             Robert Rosenberg
Senior Vice President-   Senior Vice President-    Vice President-
Special Markets          Women's Division          Regional Sales

Eric P. Luft             Arthur T. Gately, III
Senior Vice President-   Vice President-
Men's Division           Administration